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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-115778

         Prospectus

10,000,000 shares

Common Stock

        This is the initial public offering of New York & Company, Inc. No public market currently exists for our common stock.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "NWY".

We are offering 6,666,667 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 3,333,333 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

	Per Share	Total
Public Offering Price	$17.00	$170,000,000
Underwriting Discount	$1.19	$11,900,000
Proceeds, before expenses, to New York & Company, Inc.	$15.81	$105,400,005
Proceeds, before expenses, to selling stockholders	$15.81	$52,699,995

        The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about October 13, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	JPMorgan
Wachovia Securities
Banc of America Securities LLC
Piper Jaffray

The date of this prospectus is October 6, 2004.

NEW YORK & COMPANY
NEW YORK & COMPANY

NEW YORK & COMPANY

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

        This summary highlights material information regarding the offering contained elsewhere in this prospectus, but may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto before deciding whether to invest in our common stock. Trademarks referenced in this prospectus, including our New York & Company, Lerner and Lerner New York, City Crepe, City Spa, City Stretch and New York Jeans trademarks, appear in italic type and are the property of New York & Company, Inc. or our subsidiaries.

        Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel, serving our customers for over 86 years. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of 474 retail stores in 43 states, as of July 31, 2004. Our target customers are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiates us from our competitors.

        We offer a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. Our merchandise reflects current fashions and fulfills a broad spectrum of our customers' lifestyle and wardrobe requirements.

        We have positioned our stores as a source of fashion, quality and value by providing our customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. We believe our stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. Our stores are typically concentrated in large population centers of the United States and are primarily located in malls which attract middle income shoppers.

        We were founded in 1918 and operated as a subsidiary of Limited Brands, Inc. ("Limited Brands") from 1985 to 2002. Beginning in 1996, we undertook a series of significant strategic initiatives intended to improve our profitability and position us for future growth. These initiatives included:

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  Real Estate Portfolio Rationalization. Starting in 1996, we began a thorough evaluation of our store real estate portfolio in an effort to rationalize our store base through the closing of underperforming locations. We concluded that a significant number of our stores were either too large or located in undesirable locations. Since 1996, we have closed 410 stores that were collectively only marginally profitable. These stores had an average size of approximately 8,300 gross square feet compared to approximately 5,500 gross square feet for our new store model. Our real estate rationalization is substantially complete.

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  In-House Design and Sourcing Model Implementation. Beginning in 1997, we implemented an in-house flexible, cost-effective design and sourcing model that allows us to bring a broader range of merchandise to market more rapidly and efficiently and to capitalize on current trends and fast-selling items. Concurrent with this change, all merchandise was converted to carry the New York & Company label. Previously, we had relied on external vendors for product design and sourcing, resulting in a variety of merchandise with multiple labels rather than a single proprietary brand.

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  Brand Repositioning. During 2000, we completed a comprehensive brand evaluation and began a transition from the Lerner New York store name to the New York & Company brand. We made significant changes across the marketing and merchandising elements of our business, including our storefront signage, packaging, in-store visuals and promotional materials. All of our stores operate under the New York & Company storefront signage.

  •
  Positioning for Future Growth. In November 2002, the several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (together with any affiliates through which such partnerships invest, "Bear Stearns Merchant Banking") acquired our company from Limited Brands with the intention of building on our established brand strength and pursuing an accelerated growth plan. Since the acquisition, we have built an efficient independent operating infrastructure that supports our growth and productivity initiatives. Accelerating our new store roll-out and expanding our highly profitable accessories business are key elements of our growth strategy.

        As a result of the above strategic initiatives, we have achieved strong operating performance, including:

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  comparable store sales growth of 5.3% in fiscal 2003 and 14.1% for the six months ended July 31, 2004;

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  operating income of $55.5 million in fiscal 2003, representing 5.7% of net sales, as compared to operating income of $(0.6) million in fiscal 2002, representing 0.0% of net sales, and operating income of $45.1 million for the six months ended July 31, 2004, representing 9.1% of net sales, as compared to operating income of $7.7 million for the six months ended August 2, 2003, representing 1.8% of net sales; and

  •
  inventory turns of 7.7x in fiscal 2003 as compared to 7.2x in combined fiscal 2002 and 4.1x for the six months ended July 31, 2004 as compared to 3.5x for the six months ended August 2, 2003.

Our competitive position includes the following:

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  established and differentiated brand;

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  highly integrated design, sourcing and merchandise management processes;

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  profitable store base; and

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  experienced management team.

        The sale of apparel and accessories is highly competitive and some of our competitors may have greater financial, marketing and other resources available to them.

Our growth strategies include the following:

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  expansion of our New York & Company store base;

  •
  further penetration of our existing accessories product category;

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  enhancement of brand image and increasing customer loyalty; and

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  further improvement in profitability by maximizing our economies of scale and increasing operational efficiencies.

        Our growth strategies will largely depend on our ability to open and operate new stores successfully and to implement our other growth strategies on a timely basis. If we fail to successfully implement these strategies, our financial condition and results of operations may be adversely affected.

Recent Developments

        Comparable store sales—sales for stores open at least one year:

  •
  increased 12.4% in the four-week period ended August 28, 2004, as compared to 7.6% in the prior year period; and

  •
  increased 4.6% in the five-week period ended October 2, 2004, as compared to 14.0% in the prior year period.

        Total Sales:

  •
  increased 13.1% for the four-week period ended August 28, 2004, as compared to 5.4% in the prior year period; and

  •
  increased 6.2% for the five-week period ended October 2, 2004, as compared to 12.0% in the prior year period.

        We opened three new stores in August and two new stores in September and remain on track to open 25 new stores in fiscal 2004. In total, as of October 4, 2004, we currently operate 479 stores in 43 states.

Company Information

        New York & Company, Inc. ("New York & Company") is a Delaware corporation, incorporated in 2002. Our principal executive offices are located at 450 W. 33rd Street, 5th Floor, New York, New York 10001, and our telephone number at that address is (212) 884-2000. Our website address is http://www.nyandcompany.com. The information on our website is not part of this prospectus.

The Offering

Common stock we are offering	6,666,667 shares
Common stock the selling stockholders are offering	3,333,333 shares, 2,710,833 of which will be offered by Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. See "Principal and Selling Stockholders." Following the offering Bear Stearns Merchant Banking will continue to own 75.8% of our outstanding common stock.
Common stock to be outstanding after the offering	52,480,883 shares
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by selling stockholders. Approximately $75.0 million of the net proceeds from the shares issued by us will be used to repay all amounts outstanding under our new credit facility plus accrued and unpaid interest thereon. The $45.7 million contingent obligation due to LFAS, Inc., an affiliate of Limited Brands, incurred in connection with the repurchase of the warrant completed on March 16, 2004 and the $4.0 million fee relating to the termination of the advisory services agreement will be paid from proceeds of this offering and cash on hand. See "Use of Proceeds."
Dividend policy	We have not declared or paid any dividends on our common stock since the acquisition of our company by Bear Stearns Merchant Banking in November 2002. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our amended and restated credit facilities and may be further restricted by the terms of any of our future debt or preferred securities. See "Dividend Policy."
Risk factors	See "Risk Factors" beginning on page 7 and other information included in this prospectus herein for a discussion of factors you should carefully consider before deciding to invest in our common stock.
New York Stock Exchange symbol	"NWY".

The total number of shares of common stock excludes shares of common stock issuable upon the exercise of stock options under our amended and restated 2002 stock option plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

        Our fiscal years end on the Saturday closest to January 31 and are designated by the calendar year in which the fiscal year commences. Results for fiscal 2001 represent the results of Lerner New York Holding, Inc. and its consolidated subsidiaries ("Lerner New York Holding") for the period ended February 2, 2002. Results for fiscal 2002 are represented by (i) the results of Lerner New York Holding for the period ended November 26, 2002 prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands, which are referred to in this prospectus as "predecessor 2002," and (ii) results of New York & Company and its consolidated subsidiaries for the period November 27, 2002 through February 1, 2003, which are referred to in this prospectus as "successor 2002." Results for fiscal 2003 represent the results of New York & Company and its consolidated subsidiaries for the period ended January 31, 2004.

        The following table sets forth summary consolidated financial data for Lerner New York Holding for the periods presented prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and summary consolidated financial data for New York & Company and its subsidiaries for each of the periods presented after such acquisition. The summary consolidated financial data for the year ended February 2, 2002, referred to as "fiscal 2001" and for "predecessor 2002," have been derived from the audited consolidated financial statements of Lerner New York Holding included elsewhere in this prospectus. The summary consolidated financial data for successor 2002 and the year ended January 31, 2004, referred to as "fiscal 2003" have been derived from the audited financial statements of New York & Company and its subsidiaries included elsewhere in this prospectus. The summary consolidated financial data for the six months ended August 2, 2003 and July 31, 2004, have been derived from the unaudited financial statements of New York & Company and its subsidiaries included elsewhere in this prospectus.

        The summary consolidated financial data should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(dollars in thousands, except per share data)	Fiscal 2001	Predecessor 2002	Successor 2002	Fiscal 2003	Six Months Ended August 2, 2003	Six Months Ended July 31, 2004
	(Predecessor)		(Successor)
Statement of operations data:
Net sales	$940,230	$706,512	$225,321	$961,780	$436,460	$494,919
Cost of goods sold, buying and occupancy costs(1)	705,526	516,230	182,167	673,896	321,097	322,956

Gross profit	234,704	190,282	43,154	287,884	115,363	171,963
Selling, general and administrative expenses	230,874	191,091	42,986	232,379	107,620	126,872

Operating income (loss)	3,830	(809)	168	55,505	7,743	45,091
Interest expense (income), net	(55)	(5)	2,016	10,728	5,683	4,678
Accrued redeemable preferred stock dividends(2)	—	—	—	—	—	2,703
Loss on modification and extinguishment of debt(3)	—	—	—	1,194	—	352
Loss on derivative instrument(4)	—	—	—	—	—	16,768

Income (loss) before income taxes	3,885	(804)	(1,848)	43,583	2,060	20,590
Provision (benefit) for income taxes	1,730	(189)	(758)	18,557	456	16,533

Net income (loss)	2,155	(615)	(1,090)	25,026	1,604	4,057
Accrued redeemable preferred stock dividends(2)	—	—	1,419	8,363	4,019	—

Net income (loss) available for common stockholders	$2,155	$(615)	$(2,509)	$16,663	$(2,415)	$4,057

Net income (loss) per common share:
Basic	$0.05	$(0.01)	$(0.06)	$0.38	$(0.06)	$0.09
Diluted	$0.05	$(0.01)	$(0.06)	$0.31	$(0.06)	$0.08
Balance sheet data (at period end):
Cash and cash equivalents	$7,488	$4,248	$79,824	$98,798	$48,342	$65,881
Working capital	59,186	89,959	84,596	93,693	87,406	43,455
Total assets	218,844	253,703	288,571	289,601	271,985	279,919
Total debt(4)	—	—	95,029	82,500	95,180	150,000
Redeemable preferred stock(4)	—	—	61,419	69,697	65,438	—
Stockholders' equity (deficit)(4)	$122,026	$152,615	$(3,751)	$13,022	$(6,166)	$(14,220)

(1)
In connection with the acquisition of our business in November 2002 and the application of purchase accounting, inventory was recorded at partial fair value which resulted in an increase of $34.5 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $28.8 million and $5.7 million of costs associated with the sell through of the fair value increase in successor 2002 and fiscal 2003, respectively. All of the $5.7 million of such costs in fiscal 2003 appear in the six months ended August 2, 2003.

(2)
In May 2003, Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, we adopted this Statement in the thirteen weeks ended May 1, 2004, referred to herein as "first quarter 2004," by recording accrued redeemable preferred stock dividends as an expense in the consolidated statement of operations and as a liability in the consolidated balance sheet.

(3)
In fiscal 2003, $1.2 million represents an early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing fees associated with the early repayment of our $20.0 million subordinated notes in addition to the write-off of $0.4 million of unamortized deferred financing fees associated with an amendment of our credit facility in 2003. In the six months ended July 31, 2004, $0.4 million represents the write-off of unamortized deferred financing fees associated with the repayment of the $75.0 million in aggregate principal amount of the 10% subordinated note due 2009. See footnote 4 below.

(4)
On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.2 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 8,050,671 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.2 million of fees and expenses associated with the transactions. We measured the fair value of the contingent payment on March 16, 2004, and reported $16.3 million as a reduction of stockholders' equity and a liability. During the six months ended July 31, 2004, we remeasured the fair value of the derivative obligation which resulted in a charge to earnings of $16.8 million. On May 19, 2004 we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds to repay substantially all of our outstanding Series A preferred stock for $72.4 million, which included $62.5 million aggregate principal amount and $12.5 million accrued and unpaid dividends and is presented net of $2.6 million of promissory notes payable and $0.2 million of common stock subscription receivable. Additionally, cash on hand was used to pay $1.9 million of fees and expenses related to the transactions. The new credit facility will be repaid from the proceeds of this offering.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.

Risks Relating to Our Business

Our growth strategy includes the addition of a significant number of new stores each year. We may not be able to successfully implement this strategy on a timely basis or at all. In addition, our growth strategy may strain our resources and cause the performance of our existing stores to suffer.

        Our growth will largely depend on our ability to open and operate new stores successfully. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. We plan to open approximately 25 stores in fiscal 2004 at a net estimated capital cost of $10 million, and an additional 40 to 50 stores in each of fiscal 2005 and fiscal 2006. Nine new stores were opened in the six months ended July 31, 2004. The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion also will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. In addition, to the extent that our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets. We expect to fund our expansion through cash flow from operations and, if necessary, by borrowings under our revolving credit facilities; however, if we experience a decline in performance, we may slow or discontinue store openings. We may not be able to successfully execute any of these strategies on a timely basis. If we fail to successfully implement these strategies, our financial condition and results of operations would be adversely affected.

Our net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

        Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of our operating income typically realized during our fourth quarter. In fiscal 2003, we realized 61.8% of our net income during the fourth quarter. Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations. Seasonal fluctuations also affect our inventory levels. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling our inventory, we may have to write down our inventory or sell it at significantly reduced prices or we may not be able to sell such inventory at all, which could have a material adverse effect on our financial condition and results of operations.

Fluctuations in comparable store sales and results of operations could cause the price of our common stock to decline substantially.

        Our results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. Since the beginning of fiscal 2001, our quarterly comparable store sales have ranged from an increase of 14.1% to a decrease of 8.6%. In addition, our recent comparable store sales have been higher than our historical average and we cannot assure you that we will be able to maintain these levels of comparable store sales in the future.

        Our comparable store sales and results of operations are affected by a variety of factors, including:

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  fashion trends;

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  calendar shifts of holiday or seasonal periods;

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  the effectiveness of our inventory management;

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  changes in our merchandise mix;

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  the timing of promotional events;

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  weather conditions;

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  changes in general economic conditions and consumer spending patterns; and

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  actions of competitors or mall anchor tenants.

        If our future comparable store sales fail to meet expectations, then the market price of our common stock could decline substantially. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

If we are not able to respond to fashion trends in a timely manner or launch new product lines successfully, we may be left with unsold inventory, decreased profits or losses and our brand image may suffer reputational harm.

        Our success depends in part on management's ability to respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings. Customer tastes and fashion trends change rapidly. If we are unable to successfully identify or react to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our financial condition and results of operations. Our brand image may also suffer if customers believe that we are no longer able to offer the latest fashions.

A reduction in the volume of mall traffic could significantly reduce our sales and leave us with unsold inventory, reducing our profits or creating losses.

        Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the mall's other tenants and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls where we do not have stores and the closing of other stores in the malls in which we are located. A reduction in mall traffic as a result of these or any other factors could materially adversely affect our business.

Because of our focus on keeping our inventory at the forefront of fashion trends, extreme and/or unseasonable weather conditions could have a disproportionately large effect on our business, financial conditions and results of operations because we would be forced to mark down inventory.

        Extreme weather conditions in the areas in which our stores are located could have a material adverse effect on our business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect our business, financial condition and results of operations.

If third parties who manage some aspects of our business do not adequately perform their functions, we might experience disruptions in our business leaving us with inadequate or excess inventories resulting in decreased profits or losses.

        Limited Brands handles the distribution of our merchandise through its distribution facility in Columbus, Ohio pursuant to a transition services agreement. The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. We depend on Limited Brands to receive, sort, pack and distribute substantially all of our merchandise. As part of our transition services agreement, Limited Brands contracts with third-party transportation companies to deliver our merchandise from foreign ports to their warehouses and to our stores. Any failure by any of these third parties to respond adequately to our warehousing and distribution needs would disrupt our operations and negatively impact our profitability.

        Additional services are also provided by Limited Brands and its subsidiaries and affiliates pursuant to the transition services agreement. Independent Production Services ("IPS"), a unit of Limited Brands, assists us with our monitoring of country of origin and point of fabrication compliance for U.S. Customs. IPS also monitors compliance with our code of business conduct and labor standards and our supply chain security. Any failure of Limited Brands or IPS to fulfill their obligations under the transition services agreement would disrupt our operations and negatively impact our profitability.

        Limited Brands may terminate those portions of the transition services agreement which provide for the distribution of our merchandise, and the compliance monitoring provided by IPS, upon the earlier of November 2007, the occurrence of certain types of changes of control or our failure to perform any of our material obligations under the transition services agreement. This offering does not constitute a change of control under the transition services agreement. If Limited Brands terminates a portion or all of our transition services agreement, we may not be able to replace the services on terms acceptable to us or at all. Our failure to successfully replace the services could have a material adverse effect on our business and prospects. See "Certain Relationships and Transactions—Relationships with Our Former Parent and Its Affiliates."

The raw materials used to manufacture our products and our distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

        The raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor could have a material adverse effect on our business, results of operations and financial condition.

Since we rely significantly on foreign sources of production, we are at risk from a variety of factors that could leave us with inadequate or excess inventories, resulting in decreased profits or losses.

        We purchase apparel and accessories in foreign markets with a significant portion coming from China, Taiwan, Indonesia, or Sri Lanka. We do not have any long-term merchandise supply contracts and many of our imports are subject to existing or potential duties, tariffs or quotas. We compete with other companies for production facilities and rights to import merchandise under quota limitations.

        We also face a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

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  political or labor instability in countries where suppliers are located;

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  political or military conflict involving the United States, which could cause a delay in the transportation of our products to us and an increase in transportation costs;

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  heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of our brand;

  •
  disease epidemics and health related concerns, such as the outbreaks of SARS and other diseases, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

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  the migration and development of manufacturers, which can affect where our products are or will be produced;

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  imposition of regulations and quotas relating to imports and our ability to adjust in a timely manner to changes in trade regulations, which among other things, could limit our ability to source products from countries that have the labor and expertise needed to manufacture our products on a cost-effective basis; and

  •
  imposition of duties, taxes and other charges on imports.

        Any of the foregoing factors, or a combination thereof could have a material adverse effect on our business.

Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet our quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

        We purchase apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have short selling seasons for much of our inventory. Factors outside our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

We rely on our manufacturers to use acceptable ethical business practices, and if they fail to do so, the New York & Company brand name could suffer reputational harm and our sales could decline or our inventory supply could be interrupted.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in order to promote ethical business practices. Our staff, the staff of IPS and the staff of our non-exclusive buying agents and importers periodically visit and monitor the operations of our manufacturers to determine compliance. However, we do not control our manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

We may be unable to protect our trademarks, which could diminish the value of our brand.

        Our trademarks are important to our success and our competitive position. Our major trademarks are New York & Company, Lerner, Lerner New York, City Crepe, City Spa, City Stretch and New York Jeans and are protected in the United States and internationally. We engage in the following steps to protect our trademarks: prosecution of trademark applications in those countries where the marks are not yet registered; response to office actions and examining attorneys in those countries where the marks are not yet registered; maintenance of trademark portfolio in the United States and foreign countries; filings of statements of use, renewal documents, assignments, change of name and address forms; policing of marks and third party infringements; initiating and defending opposition and/or cancellation proceedings, including engaging in discovery and preparation of evidence; and litigation, including filing enforcement lawsuits against third party infringers. We are susceptible to others imitating our products and infringing our intellectual property rights. Imitation or counterfeiting of our products or other infringement of our intellectual property rights could diminish the value of our brand or otherwise adversely affect our revenues. The actions we have taken to establish and protect our trademarks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Failure to protect our trademarks could result in a material adverse effect on our business.

Because our brand is associated with all of our products in addition to our stores, our success depends heavily on the value associated with our brand. If the value associated with our brand were to diminish, our sales could decrease, causing lower profits or losses.

        Our success depends on our New York & Company brand and its value. The New York & Company name is integral to our existing business, as well as to the implementation of our strategy for growing and expanding our business. The New York & Company brand could be adversely affected if our public image or reputation were to be tarnished, which could result in a material adverse effect on our business.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease causing a decrease in profits or losses.

        The sale of apparel and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which could have a material adverse effect on our financial condition and results of operations.

        We compete for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. Our competitors include Express, The Limited, Gap, Ann Taylor LOFT, Old Navy and JCPenney, among others. In addition to the traditional store-based retailers, we also compete with direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce.

        Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our competitors sell their products in stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

We are subject to numerous regulations that could affect our operations. Changes in such regulations could impact the operation of our business through delayed shipments of our goods, fines or penalties that could affect our profitability.

        We are subject to customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of our proprietary credit cards and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by our employees, importers, buying agents, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could have a material adverse effect on our business, financial condition and results of operations.

The covenants in our amended and restated credit facilities impose restrictions that may limit our operating and financial flexibility.

        Our amended and restated credit facilities contain a number of significant restrictions and covenants that limit our ability to:

  •
  incur additional indebtedness;

  •
  declare dividends, make distributions or redeem or repurchase capital stock, including our common stock, or to make certain other restricted payments or investments;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  agree to payment restrictions affecting our restricted subsidiaries;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  incur liens;

  •
  alter the nature of our business;

  •
  enter into sale/leaseback transactions;

  •
  conduct transactions with affiliates; or

  •
  designate our subsidiaries as unrestricted subsidiaries.

        In addition, our amended and restated credit facilities include other and more restrictive covenants and prohibit us from prepaying our other indebtedness while indebtedness under our amended and restated credit facilities is outstanding. The agreement governing our amended and restated credit facilities also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

        The restrictions contained in the agreement governing our amended and restated credit facilities could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our amended and restated credit facilities. If a default occurs, the lenders under our amended and restated credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

        The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our amended and restated credit facilities also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness.

Risks Related to this Offering

Shares eligible for sale in the near future may cause the market price for our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our executive officers, directors and each holder of 5% or more of our common stock have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. However, Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements. Our restated certificate of incorporation authorizes us to issue 300.0 million shares of common stock, of which 52,480,883 shares of common stock are outstanding and 9,665,941 shares will be issuable upon the exercise of outstanding stock options. Of these shares, the 10,000,000 shares sold in this offering will be freely tradeable upon consummation of the offering. The remaining 42,480,883 shares are restricted. Of these shares, 42,409,635 are subject to lockup agreements which expire 180 days from the date of this prospectus.

        Also, beginning 180 days after the date of this offering, holders of 39,759,298 shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of 42,409,635 shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Certain Relationships and Transactions—Stockholders Agreement." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

The shares you purchase in this offering will experience immediate and substantial dilution.

        The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Purchasers of our common stock will incur dilution of $15.58 per share in the net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

Since our common stock has never been publicly traded, a trading market may not develop for our common stock, and you may not be able to sell your stock.

        There has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations among representatives of the underwriters, the selling stockholders and us and may not be indicative of prices that will prevail in the trading market.

We are a "controlled company," controlled by Bear Stearns Merchant Banking, whose interests in our business may be different from yours.

        Upon completion of this offering, Bear Stearns Merchant Banking will own approximately 75.8% of our outstanding common stock. Pursuant to a stockholders agreement among stockholders of New York & Company, Bear Stearns Merchant Banking is able to, subject to applicable law, designate a majority of the members of the board of directors and control actions to be taken by us and our board of directors, including amendments to our restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the New York Stock Exchange, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Bear Stearns Merchant Banking will own more than 50% of the voting power of New York & Company after giving effect to this offering, we are considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted to, and have opted out of, the New York Stock Exchange corporate governance requirements that: our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those standards were to apply. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Four of our directors are employees of the merchant banking group of Bear, Stearns & Co. Inc. and manage the investments of Bear Stearns Merchant Banking, our largest stockholder. It is possible that the interests of Bear Stearns Merchant Banking may in some circumstances conflict with our interests and the interests of our other stockholders. For a discussion of past business relationships between affiliates of Bear Stearns Merchant Banking and our auditors please see "Certain Relationships and Transactions—Ernst & Young LLP."

        Our restated certificate of incorporation includes a provision stating that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which would have imposed additional requirements regarding mergers and other business combinations with significant stockholders. Section 203 would have offered shareholder protection by requiring prior board or stockholder approval for mergers and other business combinations with significant stockholders, but because we have opted out of Section 203, this pre-approval protection is not available, including with respect to future acquisitions of our common stock by Bear Stearns Merchant Banking and its affiliates. In addition, our restated certificate of incorporation contains a provision renouncing our interest and expectancy in corporate opportunities identified by Bear Stearns Merchant Banking or by its officers, directors, employees or affiliates.

Provisions in our restated certificate of incorporation and Delaware law may delay or prevent our acquisition by a third party.

        Our restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables our board of directors, without stockholders approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

        These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their stock.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this document. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies.

        Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

  •
  our ability to open and operate new stores successfully;

  •
  seasonal fluctuations in our business;

  •
  our ability to anticipate and respond to fashion trends and launch new product lines successfully;

  •
  our dependence on mall traffic for our sales;

  •
  the susceptibility of our business to extreme and/or unseasonable weather conditions;

  •
  our reliance on third parties to manage some aspects of our business;

  •
  changes in the cost of raw materials, distribution services or labor;

  •
  our reliance on foreign sources of production;

  •
  the ability of our manufacturers to manufacture and deliver products in a timely manner while meeting our quality standards;

  •
  our reliance on manufacturers to maintain ethical business practices;

  •
  our ability to protect our trademarks and other intellectual property rights;

  •
  our dependence on the success of our brand;

  •
  competition in our market, including promotional and pricing competition;

  •
  the effects of government regulation;

  •
  restrictions imposed by the covenants in our amended and restated credit facilities that may limit our flexibility; and

  •
  the control of our company by our sponsors.

        We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading "Risk Factors" in this prospectus.

USE OF PROCEEDS

        We will receive net proceeds of approximately $102.8 million from the sale of 6,666,667 shares of common stock at a public offering price of $17.00 per share after deducting estimated offering expenses and underwriting discounts and commissions of $10.5 million. We will not receive any proceeds from shares of common stock sold by the selling stockholders.

        Approximately $75.0 million of the net proceeds received by us from this offering will be used to repay the outstanding principal amount under our new credit facility which matures on May 18, 2009, and has an interest rate at our option of prime rate plus 5.75%, with a minimum of 9.75%, or the applicable London Inter-Bank Offered Rate ("LIBOR") plus 7.50%, with a minimum of 8.75%. The current interest rate on the new credit facility is approximately 9.33%, with interest paid monthly. We used the $75.0 million loan proceeds to repay substantially all of our Series A preferred stock. Assuming the consummation of the offering during the first week of October, accrued and unpaid interest will be approximately $0.04 million. The $45.7 million contingent obligation due to LFAS, Inc. incurred in connection with the purchase of the warrant completed on March 16, 2004 and a $4.0 million fee relating to the termination of the advisory services agreement will be paid from proceeds of this offering and approximately $21.9 million of cash on hand. See "Certain Relationships and Transactions."

DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock since the acquisition of our company by Bear Stearns Merchant Banking in November 2002. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our amended and restated credit facilities and may be further restricted by the terms of any of our future debt or preferred securities.

CAPITALIZATION

        The table below sets forth our actual cash and cash equivalents and capitalization as of July 31, 2004, and on an as adjusted basis to give effect to this offering and the use of proceeds as if this offering were consummated on July 31, 2004.

        See "Summary Consolidated Financial Data," "Selected Consolidated Financial Data" and "Use of Proceeds."

        The table below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	July 31, 2004 Actual	As adjusted for the offering and use of proceeds(1)
	(dollars in millions, except par value)

Cash and cash equivalents	$65.9	$44.0

Amended and restated credit facilities
Revolving credit facility	$—	$—
Tranche B term loan	75.0	75.0
New credit facility	75.0	—
Preferred stock: $0.01 par value; 1 share of preferred stock issued and outstanding on July 31, 2004 (5,000,000 shares authorized and no shares of preferred stock issued and outstanding upon completion of this offering)	—	—

Total debt:	150.0	75.0
Common stock: $0.001 par value; 45,638,058 shares of common stock issued and outstanding on July 31, 2004 (300,000,000 shares authorized and 52,304,725 shares of common stock issued and outstanding upon completion of this offering as if it had occurred on July 31, 2004)	0.1	0.1
Additional paid-in capital	4.6	107.4
Retained earnings (deficit)(1)	(18.9)	(37.6)

Total stockholders' equity (deficit)	(14.2)	69.9

Total capitalization	$135.8	$144.9

(1)
The estimated $102.8 million of net proceeds received from this offering, in addition to $21.9 million of cash on hand, will be used to repay the $75.0 million term loan entered into on May 19, 2004, pay the contingent obligation due to LFAS, Inc. in the amount of $45.7 million incurred in connection with the repurchase of the warrant on March 16, 2004, and to pay a $4.0 million fee relating to the termination of the advisory services agreement.

In September and October 2004, we remeasured the fair value of the contingent obligation to LFAS, Inc. which resulted in a charge to earnings of $5.5 million and $7.1 million, respectively. In connection with the repayment of the $75.0 million term loan, we will write-off approximately $2.1 million of unamortized deferred financing fees.

DILUTION

        Our net tangible book value as of July 31, 2004 was approximately $(28.7) million or $(0.63) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. After giving effect to the sale of the 6,666,667 shares of common stock offered by us at an initial public offering price of $17.00 per share and after deducting underwriting discounts and estimated offering expenses, the as adjusted net tangible book value at July 31, 2004 would have been approximately $74.1 million or approximately $1.42 per share of common stock. This represents an immediate increase in net tangible book value of $2.05 per share to existing stockholders and an immediate dilution in net tangible book value of $15.58 per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$17.00
Net tangible book value per share at July 31, 2004	(0.63)
Increase per share attributable to this offering	2.05
As adjusted net tangible book value per share after this offering		1.42

Dilution per share to new investors		$15.58

        The table above excludes, as of July 31, 2004, 9,855,877 shares of common stock issuable upon exercise of outstanding stock options under our amended and restated 2002 Stock Option Plan. To the extent options are exercised, there will be further dilution to new investors.

        The following table sets forth on an as adjusted basis as of July 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at the initial public offering price of $17.00 per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	45,638,058	87.3%	$5,216,732	4.4%	$0.11
New investors	6,666,667	12.7%	$113,333,339	95.6%	$17.00

Total	52,304,725	100.0%	$118,550,071	100.0%	$2.27

(1)
Assuming the consummation of the offering on July 31, 2004, sales by the selling stockholders in this offering will cause the number of shares of common stock held by existing stockholders to be reduced to 42,304,725, or 80.9% of the total number of our shares of common stock outstanding after this offering, assuming the underwriters' over-allotment is not exercised and will increase the number of shares of common stock held by new investors to 10,000,000, or 19.1% of the total number of our shares of common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to 40,804,725, or 78.0% and the number of shares of common stock held by new investors would increase to 11,500,000 or 22.0% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data for Lerner New York Holding for the periods presented prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and consolidated financial data for New York & Company and its subsidiaries for each of the periods presented after such acquisition. The unaudited selected consolidated financial data for the years ended January 29, 2000 and February 3, 2001, referred to as "fiscal 1999" and "fiscal 2000," respectively, have, in part, been derived from data included in the consolidated financial statements of Limited Brands for such periods. The consolidated financial data for the year ended February 2, 2002, referred to as "fiscal 2001," and for the period from February 3, 2002 to November 26, 2002, referred to as "predecessor 2002," have been derived from the audited consolidated financial statements for Lerner New York Holding included elsewhere in this prospectus. The consolidated financial data for the period from November 27, 2002 to February 1, 2003, referred to as successor 2002, and the year ended January 31, 2004, referred to as "fiscal 2003", have been derived from the audited financial statements of New York & Company and its subsidiaries included elsewhere in this prospectus. The consolidated financial data for the six months ended August 2, 2003 and July 31, 2004 have been derived from the unaudited financial statements of New York & Company and its subsidiaries included elsewhere in this prospectus.

        The selected historical consolidated financial data should be read in conjunction with "Use of Proceeds," "Capitalization," "Prospectus Summary—Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(dollars in thousands, except per share data)	Fiscal 1999	Fiscal 2000	Fiscal 2001	Predecessor 2002	Successor 2002	Fiscal 2003	Six Months Ended August 2, 2003	Six Months Ended July 31, 2004
	(Predecessor)				(Successor)
Statement of operations data:
Net sales	$1,000,783	$1,023,813	$940,230	$706,512	$225,321	$961,780	$436,460	$494,919
Cost of goods sold, buying and occupancy costs(1)	734,920	777,093	705,526	516,230	182,167	673,896	321,097	322,956

Gross profit	265,863	246,720	234,704	190,282	43,154	287,884	115,363	171,963
Selling, general and administrative expenses	237,316	242,412	230,874	191,091	42,986	232,379	107,620	126,872

Operating income (loss)	28,547	4,308	3,830	(809)	168	55,505	7,743	45,091
Interest expense (income), net	—	—	(55)	(5)	2,016	10,728	5,683	4,678
Accrued redeemable preferred stock dividends(2)	—	—	—	—	—	—	—	2,703
Loss on modification and extinguishment of debt(3)	—	—	—	—	—	1,194	—	352
Loss on derivative instrument(4)	—	—	—	—	—	—	—	16,768

Income (loss) before income taxes	28,547	4,308	3,885	(804)	(1,848)	43,583	2,060	20,590
Provision (benefit) for income taxes	11,861	1,932	1,730	(189)	(758)	18,557	456	16,533

Net income (loss)	16,686	2,376	2,155	(615)	(1,090)	25,026	1,604	4,057
Accrued redeemable preferred stock dividends(2)	—	—	—	—	1,419	8,363	4,019	—

Net income (loss) available for common stockholders	$16,686	$2,376	$2,155	$(615)	$(2,509)	$16,663	$(2,415)	$4,057

Net income (loss) per common share:
Basic	$0.38	$0.05	$0.05	$(0.01)	$(0.06)	$0.38	$(0.06)	$0.09
Diluted	$0.38	$0.05	$0.05	$(0.01)	$(0.06)	$0.31	$(0.06)	$0.08
Balance sheet data (at period end):
Cash and cash equivalents	$6,472	$8,190	$7,488	$4,248	$79,824	$98,798	$48,342	$65,881
Working capital	70,719	78,044	59,186	89,959	84,596	93,693	87,406	43,455
Total assets	218,598	245,966	218,844	253,703	288,571	289,601	271,985	279,919
Total debt(4)	—	—	—	—	95,029	82,500	95,180	150,000
Redeemable preferred stock(4)	—	—	—	—	61,419	69,697	65,438	—
Stockholders' equity (deficit)(4)	$116,306	$142,467	$122,026	$152,615	$(3,751)	$13,022	$(6,166)	$(14,220)

(1)
In connection with the acquisition of our business in November 2002 and the application of purchase accounting, inventory was recorded at partial fair value which resulted in an increase of $34.5 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $28.8 million and $5.7 million of costs associated with the sell through of the fair value increase in successor 2002 and fiscal 2003, respectively. All of the $5.7 million of such costs in fiscal 2003 appear in the six months ended August 2, 2003.

(2)
In May 2003, SFAS 150 was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, we adopted this Statement in first quarter 2004 by recording accrued redeemable preferred stock dividends as an expense in the consolidated statement of operations and as a liability in the consolidated balance sheets.

(3)
In fiscal 2003, $1.2 million represents early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing fees associated with the early repayment of our $20.0 million subordinated notes in addition to the write-off of $0.4 million of unamortized deferred financing fees associated with an amendment of our credit facility in 2003. In the six months ended July 31, 2004, $0.4 million represents the write-off of unamortized deferred financing fees associated with the repayment of the $75.0 million in aggregate principal amount of the 10% subordinated note due 2009. See footnote 4 below.

(4)
On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.2 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 8,050,671 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.2 million of fees and expenses associated with the transactions. We measured the fair value of the contingent payment on March 16, 2004 and reported $16.3 million as a reduction of stockholders' equity and a liability. During the six months ended July 31, 2004, we remeasured the fair value of the derivative obligation which resulted in a charge to earnings of $16.8 million. On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds to repay substantially all of our outstanding Series A preferred stock for $72.4 million, which included $62.5 million aggregate principal amount and $12.5 million accrued and unpaid dividends and is presented net of $2.6 million of promissory notes payable and $0.2 million of common stock subscription receivable. Additionally, cash on hand was used to pay $1.9 million of fees and expenses related to the transactions. The new credit facility will be repaid from the proceeds of this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Special Note Regarding Forward-Looking Statements," "Risk Factors," and elsewhere in this prospectus.

Overview

        We are a specialty retailer of fashion-oriented, moderately-priced women's apparel, serving our customers for over 86 years. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of 474 retail stores in 43 states, as of July 31, 2004. Our target customers are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiates us from our competitors.

        We have experienced strong growth in sales and earnings in fiscal 2003 and the six months ended July 31, 2004. Strong customer acceptance of our merchandise offerings, disciplined inventory management, managed store growth and improvement in productivity and expense controls, are evident in our results and our increase in comparable store sales of 5.3% and 14.1% in fiscal 2003 and the six months ended July 31, 2004, respectively. In addition, sales per selling square foot increased by 10.8% and 22.0% and sales per average store increased 9.1% and 17.6% in fiscal 2003 and the six months ended July 31, 2004, respectively. We opened five new stores in fiscal 2003 and nine new stores in the six months ended July 31, 2004. The conversion of all of our locations to the New York & Company signage was completed in June 2004. Expense control is evidenced by the 4.8% and 8.3% increase in gross margin as a percentage of net sales in fiscal 2003 and for the six months ended July 31, 2004, respectively. Selling, general and administrative expenses ("SG&A") decreased as a percentage of sales by 0.9% in fiscal 2003 and increased as a percentage of sales by 1.0% in the six months ended July 31, 2004, primarily as a result of non-recurring stock-based compensation expense and increased marketing support. Inventory turn increased 6.9% in fiscal 2003 and 17.1% in the six months ended July 31, 2004, reflecting the impact of our merchandising testing and replenishment strategies. Operating income increased by $56.1 million in fiscal 2003 and $37.4 million in the six months ended July 31, 2004. Since our establishment as an independent company, we have focused on expanding our store base, improving profitability, building our accessory merchandise category and enhancing our brand image. We believe our results are a direct reflection of this focus.

        Our accessories product category represented approximately 13% of our fiscal 2003 net sales. We believe expansion of this category represents a significant opportunity to increase our sales and profitability. We recently launched a successful initiative to create new merchandising accessory areas in two of our stores, featuring separate store frontage and signage and having approximately 1,000 square feet of selling space. This initiative has resulted in a 151% increase in average accessories sales from November 30, 2003 to July 31, 2004, as compared to accessory sales in the comparable prior year period in these stores. In addition, our average apparel sales in these stores has increased by 20% during the same period. We intend to incorporate similar accessories merchandise areas in a portion of our new store openings and existing stores to be remodeled.

        Our business is impacted by economic conditions which affect the level of consumer spending on the merchandise we offer. These economic factors include interest rates, economic growth, unemployment levels, energy prices, consumer confidence and consumer spending, among others. Consumer preferences and economic conditions may change from time to time in the markets in which we operate and negatively impact our net sales and profitability. Since the date of the acquisition, we have not experienced any material impact nor do we currently anticipate any trends which cause us material concerns. However, as these economic conditions change, there can be no assurance that future trends and fluctuations in economic factors will not have a material adverse effect on our financial condition and results of operations. Our strategy is to focus on our customers, current fashion trends, merchandise testing, value pricing and responsive inventory management to enable us to react quickly to changes as they occur.

        We also expect our company to be impacted as a result of the phase out of quotas on textiles and clothing under the World Trade Organization Agreement on Textiles and Clothing as implemented on January 1, 1995. Under this agreement, import quotas are to be phased out over a period of ten years, ending January 1, 2005. This phase out would eliminate existing restrictions on our ability to import textiles. Although groups representing textile manufacturers have been urging the extension of these quotas for several years, we cannot accurately assess how this issue will impact our operations, or whether the extensions or other types of restrictions will be implemented. The United States Congress is expected to rule on this issue in the second half of 2004.

General

        Net Sales.    Net sales consist of sales from comparable stores and non-comparable stores. A store is included in our comparable store sales calculation once it has completed 52 weeks of operation or once it has been reopened after remodeling. Non-comparable store sales include sales from new stores opened in the previous year and new stores opened in the current year which have not been opened for 52 weeks and sales from closed stores and stores closed during periods of remodeling. Net sales are recorded when the customer takes possession of the merchandise at the "point of sale." Revenue for gift certificate sales and store credits is recognized at redemption. Prior to redemption, gift certificate sales and store credits are recorded as a liability. A reserve is provided for projected merchandise returns based on prior experience.

        Cost of Goods Sold, Buying and Occupancy Costs.    Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for our design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

        Gross Profit.    Gross profit represents net sales less cost of goods sold, buying and occupancy costs.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Acquisition and Separation from Limited Brands

        On November 27, 2002, Bear Stearns Merchant Banking acquired Lerner New York Holding, Inc. and its subsidiaries from Limited Brands. In accordance with generally accepted accounting principles, the acquisition was accounted for under the purchase method of accounting. As a result, the financial information for the periods beginning on November 27, 2002 is not comparable to the information prior to that date.

        Prior to November 27, 2002, we operated as a subsidiary of Limited Brands. As a result, the financial information included in this prospectus does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented prior to the acquisition. Historically, we had arrangements with Limited Brands for the provision of various centralized services. These services included human resources and benefits, information technology, logistics and distribution, store design and store construction, real estate, tax, legal, travel, treasury and cash management, prior to the acquisition.

Results of Operations

        The following tables summarize our results of operations in fiscal 2001, combined fiscal 2002, fiscal 2003, the six months ended August 2, 2003 and the six months ended July 31, 2004 in dollars (except per share data) and as a percentage of net sales as well as certain store number data. Combined fiscal 2002 amounts combine predecessor 2002 with successor 2002 by mathematical addition and do not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

(dollars in thousands, except per share data)	Fiscal 2001	Combined Fiscal 2002	Fiscal 2003	Six Months Ended August 2, 2003	Six Months Ended July 31, 2004
	(Predecessor)		(Successor)	(Successor)	(Successor)
Statement of operations data:
Net sales	$940,230	$931,833	$961,780	$436,460	$494,919
Cost of goods sold, buying and occupancy costs(1)	705,526	698,397	673,896	321,097	322,956

Gross profit	234,704	233,436	287,884	115,363	171,963
Selling, general and administrative expenses	230,874	234,077	232,379	107,620	126,872

Operating income (loss)	3,830	(641)	55,505	7,743	45,091
Interest expense (income), net	(55)	2,011	10,728	5,683	4,678
Accrued redeemable preferred stock dividends(2)	—	—	—	—	2,703
Loss on modification and extinguishment of debt(3)	—	—	1,194	—	352
Loss on derivative instrument(4)	—	—	—	—	16,768

Income (loss) before income taxes	3,885	(2,652)	43,583	2,060	20,590
Provision (benefit) for income taxes	1,730	(947)	18,557	456	16,533

Net income (loss)	2,155	(1,705)	25,026	1,604	4,057
Accrued redeemable preferred stock dividends(2)	—	1,419	8,363	4,019	—

Net income (loss) available for common stockholders	$2,155	$(3,124)	$16,663	$(2,415)	$4,057

Net income (loss) per common share:
Basic	$0.05	$(0.07)	$0.38	$(0.06)	$0.09
Diluted	$0.05	$(0.07)	$0.31	$(0.06)	$0.08

(1)
In connection with the acquisition of our business in November 2002 and the application of purchase accounting, inventory was recorded at partial fair value which resulted in an increase of $34.5 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $28.8 million and $5.7 million of costs associated with the sell through of the fair value increase in successor 2002 and fiscal 2003, respectively. All of the $5.7 million of such costs in fiscal 2003 appear in the six months ended August 2, 2003.

(2)
In May 2003, SFAS 150 was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, we adopted this Statement in first quarter 2004 by recording accrued redeemable preferred stock dividends as an expense in the consolidated statement of operations and as a liability in the consolidated balance sheets.

(3)
In fiscal 2003, $1.2 million represents early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing fees associated with the early repayment of our $20.0 million subordinated notes in addition to the write-off of $0.4 million of unamortized deferred financing fees associated with an amendment of our credit facility in 2003. In the six months ended July 31, 2004, $0.4 million represents the write-off of unamortized deferred financing fees associated with the repayment of the $75.0 million in aggregate principal amount of the 10% subordinated note due 2009. See footnote 4 below.

(4)
On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.2 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 8,050,671 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.2 million of fees and expenses associated with the transactions. We measured the fair value of the contingent payment on March 16, 2004 and reported $16.3 million as a reduction of stockholders' equity and a liability. During the six months ended July 31, 2004, we remeasured the fair value of the derivative obligation which resulted in a charge to earnings of $16.8 million. On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds to repay substantially all of our outstanding Series A preferred stock for $72.4 million, which included $62.5 million aggregate principal amount and $12.5 million accrued and unpaid dividends and is presented net of $2.6 million of promissory notes payable and $0.2 million of common stock subscription receivable. Additionally, cash on hand was used to pay $1.9 million of fees and expenses related to the transactions. The new credit facility will be repaid from the proceeds of this offering.

	Fiscal 2001	Combined Fiscal 2002	Fiscal 2003	Six Months Ended August 2, 2003	Six Months Ended July 31, 2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	75.0%	74.9%	70.1%	73.6%	65.3%

Gross profit	25.0%	25.1%	29.9%	26.4%	34.7%
Selling, general and administrative expenses	24.6%	25.1%	24.2%	24.6%	25.6%

Operating income (loss)	0.4%	0.0%	5.7%	1.8%	9.1%
Interest expense (income), net	0.0%	0.2%	1.1%	1.3%	0.9%
Accrued redeemable preferred stock dividends	0.0%	0.0%	0.0%	0.0%	0.5%
Loss on modification and extinguishment of debt	0.0%	0.0%	0.1%	0.0%	0.1%
Loss on derivative instrument	0.0%	0.0%	0.0%	0.0%	3.4%

Income (loss) before income taxes	0.4%	(0.2)%	4.5%	0.5%	4.2%
Provision (benefit) for income taxes	0.2%	(0.1)%	1.9%	0.1%	3.4%

Net income (loss)	0.2%	(0.1)%	2.6%	0.4%	0.8%
Accrued redeemable preferred stock dividends	0.0%	0.2%	0.9%	1.0%	0.0%

Net income (loss) available for common stockholders	0.2%	(0.3)%	1.7%	(0.6)%	0.8%

Number of:
Total stores open, beginning of period	560	522	493	493	468
New stores	6	2	5	—	9
Closed stores	44	31	30	11	3

Total stores open, end of period	522	493	468	482	474
(dollars in thousands, except square foot data)	Fiscal 2001	Combined Fiscal 2002	Fiscal 2003	Six Months Ended August 2, 2003	Six Months Ended July 31, 2004
	(Predecessor)		(Successor)	(Successor)	(Successor)
Selected operating data (at period end):
Comparable store sales increase (decrease)	(4.3)%	1.7%	5.3%	3.4%	14.1%
Total net sales growth (decrease)	(8.2)%	(0.9)%	3.2%	1.5%	13.4%
Net sales per average selling square foot(1)	$235	$251	$278	$123	$150
Net sales per average store(2)	$1,738	$1,834	$2,000	$894	$1,051
Total selling square footage at end of period	3,823,213	3,594,372	3,318,466	3,475,984	3,292,630
Average selling square footage per store(3)	7,324	7,291	7,091	7,212	6,946

(1)
Net sales per average selling square foot is defined as net sales divided by the average of beginning and end of period selling square feet.

(2)
Net sales per average store is defined as net sales divided by the average of beginning and end of period number of stores.

(3)
Average selling square foot per store is defined as end of period selling square feet divided by end of period number of stores.

Six Months Ended July 31, 2004 Compared to Six Months Ended August 2, 2003

        Net Sales.    Net sales for the six months ended July 31, 2004 increased 13.4% to $494.9 million, from $436.5 million for the six months ended August 2, 2003. The increase was primarily attributable to a $59.7 million, or 14.1%, increase in comparable store sales. This increase was slightly offset by a $1.3 million decline in non-comparable store sales which was primarily attributable to store closures. Comparable store sales were primarily driven by a 9.5% increase in the number of sales transactions and a 4.3% increase in the average dollar sale per transaction, primarily the result of higher full-priced selling. Comparable store sales growth was strongest in wear-to-work apparel and accessory products. In the six months ended July 31, 2004, we opened nine stores and closed three stores.

        Gross Profit.    Gross profit increased $56.6 million to $172.0 million, or 34.7% of net sales during the six months ended July 31, 2004, from $115.4 million, or 26.4% of net sales in the six months ended August 2, 2003. The increase is primarily the result of a $53.4 million improvement in initial merchandise margin, of which $33.2 million was due to increased merchandise pricing, $16.3 million was due to increased volume and $3.9 million was due to unit cost improvements. The application of purchase accounting in fiscal 2003 contributed a $5.7 million decrease in the cost of inventory in the six months ended July 31, 2004. These increases in gross profit were offset by a $2.0 million increase in depreciation expense in the six months ended July 31, 2004, related to an increase in capital expenditures.

        Selling, General and Administrative Expenses.    SG&A increased $19.3 million to $126.9 million, or 25.6% of net sales during the six months ended July 31, 2004 from $107.6 million or 24.6% of net sales during the six months ended August 2, 2003. The increase is primarily the result of a $4.8 million increase in stock-based compensation expense, a $3.8 million increase in marketing expenses, a $2.7 million increase in incentive compensation due to our strong six month 2004 performance and a $3.6 million increase in store labor and operating expenses to support the sales increase.

        Operating Income (Loss).    Increases in net sales and gross profit more than offset higher SG&A and operating income increased $37.4 million to $45.1 million, or 9.1% of net sales during the six months ended July 31, 2004, from $7.7 million, or 1.8% of net sales in the six months ended August 2, 2003.

        Interest Expense (Income), Net.    Net interest expense decreased $1.0 million to $4.7 million for the six months ended July 31, 2004 from $5.7 million in the six months ended August 2, 2003. The decrease in net interest expense is related to the March 16, 2004 refinancings.

        Accrued Redeemable Preferred Stock Dividends.    During the six months ended July 31, 2004, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS 150"). In accordance with SFAS 150, we recorded accrued preferred stock dividends as a reduction to net income (loss) in the six months ended July 31, 2004. In the six months ended August 2, 2003, we recorded accrued preferred stock dividends as a reduction to net income (loss) available to common stockholders.

        Loss on Modification and Extinguishment of Debt.    On March 16, 2004, we repaid our $75.0 million, 10% subordinated note due 2009 with proceeds from our amended and restated credit facility, which resulted in a $0.4 million charge associated with the write-off of unamortized deferred financing costs.

        Loss on Derivative Instrument.    In connection with the repurchase of the common stock purchase warrant on March 16, 2004 from LFAS, Inc., we entered into an agreement with LFAS that requires us to pay LFAS an amount based on the implied pre-offering equity value of our company upon a sale of our company or the consummation of a public offering. We measured the fair value of this payment on March 16, 2004 and recorded a liability and reduction to stockholders' equity. During the six months ended July 31, 2004 we re-measured the fair value of the derivative instrument, which resulted in a charge to net income of $16.8 million.

        Provision for Income Taxes.    The effective tax rate for the six months ended July 31, 2004 was 80.3% as compared to 22.1% for the six months ended August 2, 2003. The increase in rate for the six months ended July 31, 2004 is primarily due to the recording of a $16.8 million loss on derivative instrument and $2.7 million in accrued redeemable preferred stock dividends, which are not deductible for tax purposes.

        Net Income.    Due to the reasons noted above, net income increased $2.5 million to $4.1 million for the six months ended July 31, 2004 from $1.6 million in the six months ended August 2, 2003. As a percentage of net sales, net income increased to 0.8% in the six months ended July 31, 2004 from 0.4% in the six months ended August 2, 2003.

Fiscal 2003 Compared to Combined Fiscal 2002

        Net Sales.    For fiscal 2003 net sales totaled $961.8 million for an increase of 3.2%, as compared to $931.8 million for combined fiscal 2002. Of this increase, comparable store sales contributed $48.1 million, or 5.3%, which was partially offset by a decline of $18.1 million in non-comparable store sales. The comparable store sales increase was primarily driven by a 7.6% increase in the average dollar sale per transaction offset by a 2.1% decrease in the number of sales transactions. Comparable store sales growth was strongest in wear-to-work apparel and accessory products. This increase was partially offset by lower sales in our casual assortment. The decline in non-comparable store sales was primarily attributable to the closure of unproductive older stores and new stores that operated for a partial year. In total, we operated 468 stores at fiscal year end 2003, as compared to 493 stores at fiscal year end 2002. During fiscal 2003 we opened five new stores and closed 30 stores.

        Gross Profit.    Gross profit increased $54.5 million to $287.9 million, or 29.9% of net sales, in fiscal 2003 from $233.4 million, or 25.1% of net sales, for combined fiscal 2002. This increase was primarily the result of a $41.1 million increase in initial merchandise margin, of which $22.2 million was due to increased merchandise pricing, $8.3 million was due to unit cost improvements and $10.6 million was due to increased volume, along with a $23.2 million decrease in the cost of inventory associated with the application of purchase accounting. These improvements were partially offset by an $8.2 million increase in the cost of markdowns.

        Selling, General and Administrative Expenses.    SG&A decreased $1.7 million to $232.4 million, or 24.2% of net sales in fiscal 2003 from $234.1 million, or 25.1% of net sales, for combined fiscal 2002. The 0.9% improvement in SG&A as a percentage of net sales was due to operating leverage generated by the 5.3% increase in comparable store sales. In total, SG&A declined by $1.7 million, primarily as the result of: a decrease in one-time corporate expenses of $2.9 million related to payments by Limited Brands to key executives made in conjunction with the sale of the company in combined fiscal 2002; a $2.3 million decline in store selling expenses primarily due to store closures; and a $1.3 million decrease in marketing expenses, offset by an increase of $2.7 million in corporate expenses primarily due to increased headcount and compensation, increases in fees paid to Bear Stearns Merchant Banking of $1.8 million and increases in letter of credit bank fees of $0.4 million.

        Operating Income (Loss).    Increased net sales, improved gross profit and lower SG&A resulted in an increase in operating income of $56.1 million to $55.5 million, or 5.7% of net sales, for fiscal 2003 from a $0.6 million loss, or 0.0% of net sales for combined fiscal 2002.

        Interest Expense (Income), Net.    Net interest expense increased $8.7 million to $10.7 million in fiscal 2003 from $2.0 million in combined fiscal 2002. This increase was due to the debt incurred to finance the acquisition. Net interest expense for fiscal 2003 represents a full year of interest expense incurred on acquisition related debt, while net interest expense for combined fiscal 2002 reflects approximately two months of interest expense.

        Loss on Modification and Extinguishment of Debt.    In December of fiscal 2003, we repurchased $20.0 million of our senior subordinated notes, resulting in a $0.8 million charge. This charge consisted of a $0.2 million early termination fee and $0.6 million associated with the write-off of unamortized deferred financing fees. Additionally, in December 2003, we reduced the size of our credit facility to $90.0 million from $120.0 million. As a result of the change in the credit facility terms, we recognized $0.4 million of unamortized deferred financing fees associated with the original facility.

        Provision (Benefit) for Income Taxes.    Our effective tax rate was 42.6% in fiscal 2003 which differed from the statutory rate primarily due to state and local taxes and non-deductible expenses. In successor 2002, the effective tax rate was 41.0% which differed from the statutory rate primarily due to state and local taxes. In predecessor 2002, we had an effective tax rate of 23.5%, which differed from the statutory rate primarily due to state and local taxes and non-deductible expenses.

        Net Income (Loss).    Due to the reasons noted above, net income increased $26.7 million to $25.0 million in fiscal 2003, from a loss of $1.7 million in combined fiscal 2002. As a percentage of net sales, net income increased to 2.6% from (0.1)% during these periods.

Combined Fiscal 2002 Compared to Fiscal 2001

        Net Sales.    For fiscal 2002, net sales totaled $931.8 million, a decrease of 0.9% from $940.2 million in fiscal 2001. Comparable store sales increased 1.7%, or $15.1 million, however, non-comparable store sales declined by $23.5 million, primarily due to store closures. The comparable store sales increase was primarily driven by a 3.3% increase in the average dollar sale per transaction offset by a 1.5% decrease in the number of sales transactions. Comparable store sales growth was strongest in activewear apparel and accessory products, partially offset by a decline in denim and casual top sales. In total, we operated 493 stores at fiscal year end 2002, as compared to 522 stores at fiscal year end 2001. During fiscal 2002, we opened 2 new stores and closed 31 stores.

        Gross Profit.    Gross profit decreased $1.3 million in combined fiscal 2002 to $233.4 million, or 25.1% of net sales, from $234.7 million, or 25.0% of net sales in fiscal 2001. The decrease in gross profit primarily resulted from a $28.8 million increase in the cost of inventory associated with the application of purchase accounting and an increase in the cost of markdowns of $14.9 million. This was partially offset by a $28.5 million increase in our initial merchandise margin; $13.3 million of which was a result of unit cost decreases and $15.2 million resulted from price increases and product mix changes; as well as improvements in distribution efficiency, improved inventory management and store closures for a total cost reduction of $12.7 million.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses in combined fiscal 2002 increased $3.2 million to $234.1 million, or 25.1% of net sales, from $230.9 million, or 24.6% of net sales, for fiscal 2001. The increase was a result of increases in corporate expenses, offset by lower store selling expenses due to store closings.

        Operating Income (Loss).    Operating income decreased $4.4 million in combined fiscal 2002 to a loss of $0.6 million as compared to $3.8 million in fiscal 2001. Operating income as a percentage of net sales for combined fiscal 2002 was 0.0% compared to 0.4% in fiscal 2001.

        Interest Expense (Income), Net.    Net interest expense totaled $2.0 million in combined fiscal 2002, compared to $0.1 million of net interest income received during fiscal 2001. This $2.1 million increase resulted from the higher debt balances used to finance the November 2002 acquisition. Net interest expense for combined fiscal 2002 represents approximately two months of acquisition-related interest expense. Prior to the acquisition we had no third-party debt and all financing needs were funded by Limited Brands. In addition, interest was not charged by Limited Brands on inter-company investments.

        Provision for Income Taxes.    In successor 2002, the effective tax rate was 41.0% which differed from the statutory rate primarily due to state and local taxes. In predecessor 2002 and fiscal 2001 we had an effective tax rate of 23.5% and 44.5%, respectively, which differed from the statutory rate primarily due to state and local taxes and non-deductible expenses.

        Net Income (Loss).    Due to the reasons noted above, net income decreased by $3.9 million to a loss of $1.7 million in combined fiscal 2002, from net income of $2.2 million in fiscal 2001. As a percentage of net sales, net income decreased to (0.1)% in combined fiscal 2002 from 0.2% in fiscal 2001.

Quarterly Results and Seasonality

        We view the retail apparel market as having two principal selling seasons, spring (first and second quarter) and fall (third and fourth quarter). Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of our operating income typically realized during our fourth quarter. In fiscal 2003, we realized approximately 31.4% of our net sales and 61.8% of our net income during the fourth quarter. Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations. Seasonal fluctuations also affect our inventory levels. We must carry a significant amount of inventory, especially before the holiday season selling period.

        The following table sets forth our quarterly consolidated statements of operations data for the fiscal quarters ended January 31, 2004, first quarter 2004 and the thirteen weeks ended July 31, 2004 referred to herein as "second quarter 2004," and such information expressed as a percentage of our net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition, the quarterly information for successor 2002, representing the period from November 27, 2002 (date of acquisition) to February 1, 2003 is presented. Quarterly consolidated statements of operations data for the period prior to the acquisition are not comparable to that after the acquisition and therefore not presented.

		Fiscal 2003				Fiscal 2004
	Successor 2002	Quarter ended				Quarter ended
(dollars in thousands except per share data)	Period from Nov. 27, 2002 to February 1, 2003	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004	May 1, 2004(1)	July 31, 2004(1)
Statement of operations data
Net sales	$225,321	$223,863	$212,597	$223,385	$301,935	$252,095	$242,824
Gross profit	43,154	59,226	56,137	71,808	100,713	91,836	80,127
Operating income	168	6,351	1,392	15,839	31,923	32,090	13,001
Net income (loss)	(1,090)	2,163	(559)	7,950	15,472	12,994	(8,937)
Net income (loss) available for common stockholders	$(2,509)	$217	$(2,632)	$5,812	$13,266	$12,994	$(8,937)
Net income (loss) per common share
Basic	$(0.06)	$0.00	$(0.06)	$0.13	$0.30	$0.30	$(0.20)
Diluted	$(0.06)	$0.00	$(0.06)	$0.10	$0.23	$0.25	$(0.20)
		Fiscal 2003				Fiscal 2004
	Successor 2002
		Quarter ended				Quarter ended
(as % of net sales)	Period from Nov. 27, 2002 to February 1, 2003	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004	May 1, 2004	July 31, 2004
Statement of operations data
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	19.2%	26.5%	26.4%	32.1%	33.4%	36.4%	33.0%
Operating income	0.1%	2.9%	0.6%	7.0%	10.6%	12.7%	5.4%
Net income (loss)	(0.5)%	1.0%	(0.3)%	3.5%	5.1%	5.1%	(3.7)%
Net income (loss) available for common stockholders	(1.1)%	0.1%	(1.3)%	2.5%	4.4%	5.1%	(3.7)%

(1)
During the six months ended July 31, 2004 we re-measured the fair value of the contingent obligation to LFAS, Inc., which resulted in a $2.5 million charge to earnings in first quarter 2004 and a $14.3 million charge to earnings in second quarter 2004.

Liquidity and Capital Resources

        Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores and remodeling of existing stores. Historically, we have financed these requirements from internally generated cash flow or investments by our former parent prior to the acquisition. We intend to fund our ongoing capital and working capital requirements, as well as debt service obligations, primarily through cash flows from operations, supplemented by borrowings under our revolving credit facility, if needed. We are in compliance with all debt covenants and this offering is not anticipated to have any negative impact on future compliance with our debt covenants.

        Cash and cash equivalents were $65.9 million at July 31, 2004 compared to $48.3 million at August 2, 2003, an increase of $17.6 million or 36.4%. Cash and cash equivalents were $98.8 million at January 31, 2004 compared to $79.8 million at February 1, 2003, an increase of $19.0 million, or 23.8%. Cash and cash equivalents were $7.5 million at February 2, 2002.

Operating Activities

        Net cash provided by operating activities was $12.6 million and $40.0 million for the six months ended July 31, 2004 and the six months ended August 2, 2003, respectively, representing a decrease of $27.4 million or 68.5%. Net income was $4.1 million for the six months ended July 31, 2004, as compared to $1.6 million for the six months ended August 2, 2003. In addition, we recorded a non-cash loss on derivative instrument of $16.8 million and an increase in our non-cash equity-based compensation of $4.8 million in the six months ended July 31, 2004. These increases were offset by an increase in accounts payable of $1.2 million in the six months ended July 31, 2004 as compared to an increase of $18.5 million in the six months ended August 2, 2003; an increase in inventories of $1.9 million in the six months ended July 31, 2004 as compared to a decrease of $9.4 million in the six months ended August 2, 2003, primarily related to purchase accounting; a decrease in income taxes payable of $8.2 million in the six months ended July 31, 2004 compared to $0.0 million in the six months ended August 2, 2003; $5.6 million net cash used in changes in other assets/liabilities in the six months ended July 31, 2004 as compared to $1.6 million net cash provided in the six months ended August 2, 2003; and an increase of $4.7 million in accounts receivable in the six months ended July 31, 2004 as compared to an increase in accounts receivable of $1.1 million in the six months ended August 2, 2003.

        Net cash provided by operating activities was $106.2 million and $57.6 million in fiscal 2003 and combined fiscal 2002, respectively, an increase of $48.6 million, or 84.4%. The increase was primarily attributable to net income of $25.0 million in fiscal 2003 as compared to a net loss of $1.7 million in combined fiscal 2002; a decrease in inventory of $18.5 million in fiscal 2003, as compared to a decrease of $43.5 million in combined fiscal 2002, primarily related to purchase accounting; an increase in accounts payable of $11.8 million in fiscal 2003, as compared to a decrease of $7.6 million in combined fiscal 2002; non-cash interest charges of $7.6 million compared to $1.4 million in combined fiscal 2002; an increase in income taxes payable of $10.1 million, as compared to zero in combined fiscal 2002; a decrease in deferred income taxes of $7.7 million in fiscal 2003 as compared to an increase of $0.8 million in combined fiscal 2002; and $7.6 million cash provided from changes in other assets/liabilities as compared to $5.7 million cash used in combined fiscal 2002.

        At the time of the acquisition we evaluated our business and identified 18 stores for closure and changes in our organization requiring the severance of six employees. We established reserves of $2.8 million for these activities. During fiscal 2003 we paid $1.0 million for lease terminations and the closure of 17 stores and $0.7 million for employee severance. We paid $0.1 million for severance in combined fiscal 2002. The last of the 18 stores identified for closure closed in July of 2004.

        For combined fiscal 2002, net cash provided by operating activities was $57.6 million compared to $39.8 million in fiscal 2001, an increase of $17.8 million, or 44.7%. The primary drivers of the increase in combined fiscal 2002 net cash provided by operations were a decrease of $43.5 million in inventories in combined fiscal 2002 compared to a decrease of $23.1 million in fiscal 2001 offset by a decrease in net income of $3.9 million, which was primarily a result of the sell-through of the fair value increase in inventory related to the acquisition.

Investing Activities

        Cash used in investing activities was $18.1 million for the six months ended July 31, 2004 compared to $10.8 million for the six months ended August 2, 2003. The increase reflects capital expenditures related to the construction of new stores, remodeling of existing stores and converting our stores to New York & Company storefront signage.

        Our cash used in investing activities was $27.4 million in fiscal 2003 compared to $207.0 million in combined fiscal 2002 and $17.9 million in fiscal 2001. Combined fiscal 2002 cash used for investing activities reflects $194.6 million of cash used to fund the acquisition. Capital expenditures, related primarily to the construction of new stores, remodeling of existing stores, other store capital and investments in technology, principally associated with our separation from Limited Brands and the establishment of stand-alone operations after the acquisition, were approximately $27.4 million, $12.3 million and $17.9 million in fiscal 2003, combined fiscal 2002 and fiscal 2001, respectively. Our future capital requirements will depend primarily on the number of new stores we open, the number of existing stores we remodel and the timing of these expenditures. We opened five new stores in fiscal 2003, two new stores in fiscal 2002 and expect to open approximately 25 stores in fiscal 2004. Projected capital expenditures for fiscal 2004 are approximately $44.0 million, to be used primarily to fund new store openings, the remodeling of existing stores and, to a lesser extent, information technology and related investments. Historically, we have financed such capital expenditures with cash from operations and borrowing under our credit facility, if needed. We believe that we will continue to finance capital expenditures in this manner during fiscal 2004.

Financing Activities

        Net cash used in financing activities was $27.4 million for the six months ended July 31, 2004 compared to $60.7 million for the six months ended August 2, 2003. Net cash used in financing activities for the six months ended July 31, 2004 consisted of proceeds of $75.0 million from the amended and restated credit facility entered into on March 16, 2004, proceeds of $75.0 million from our new credit facility entered on May 19, 2004, the repayment of the $75.0 million 10% subordinated note due in 2009, plus $10.0 million of accrued interest, $20.0 million used to repurchase from LFAS, Inc. a warrant to purchase 8,050,671 shares of our common stock, the redemption of substantially all of our outstanding Series A preferred stock for $72.4 million and the payment of $4.1 million in fees and expenses related to these transactions. In addition, we paid $1.2 million in costs related to the preparation for this offering. Net cash used in financing activities for the six months ended August 2, 2003 represents a $39.7 million payment to Limited Brands relating to the acquisition and a $21.0 million prepayment to our senior revolving credit facility.

        Net cash used in financing activities was $59.9 million in fiscal 2003 compared to net cash provided by financing activities of $225.9 million in combined fiscal 2002 and net cash used in financing activities of $22.6 million in fiscal 2001. Net cash used in financing activities in fiscal 2003 consisted of the early repayment of $20.0 million principal amount of senior subordinated notes, plus $0.2 million accrued interest, as we directed our available cash flow toward repaying debt, and a $39.7 million payment related to the acquisition.

        Combined fiscal 2002 net cash provided by financing activities primarily relates to the acquisition and includes (i) proceeds of $64.0 million from the issuance of preferred stock and common stock, (ii) proceeds of $75.0 million from issuance of a 10% senior subordinated note to LFAS, Inc. due 2009, (iii) proceeds of $20.0 million from the issuance of senior subordinated notes, and (iv) $39.7 million payable to Limited Brands associated with a net working capital adjustment in connection with the acquisition. In addition, combined fiscal 2002 includes $31.2 million of net investment by Limited Brands associated with cash funding of operations and capital expenditures. Fiscal 2001 net cash used in financing activities related to the repayment of Limited Brands net investment.

Credit Facilities and Other Long-Term Debt

        Amended and Restated Credit Facilities.    On March 16, 2004, certain terms of our revolving credit facility were amended. Our amended and restated credit facilities currently consist of a three-year $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75.0 million), and a three-year $75.0 million term loan facility. As of July 31, 2004, we had availability under our revolving credit facility of $29.9 million and outstanding letters of credit of $18.5 million as compared to $45.3 million as of August 2, 2003. The reduction in our letters of credit reflects changes in our terms with vendors.

        The revolving loans under the amended and restated credit facilities will bear interest, at our option, either at a floating rate equal to LIBOR plus a margin of between 2.00% and 2.50% per year, or the base rate plus a margin of between 0.00% and 0.50% per year, in each case depending upon our financial performance. The term loan will bear interest at a floating rate equal to the greater of 6.75% or LIBOR plus 5.50% per year. In addition, we will pay the lenders under our revolving credit facility a monthly fee on a proportion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum depending upon our financial performance. For so long as any default under the revolving credit facility continues, interest on the revolving loans will increase to 4.50% per year above LIBOR for LIBOR loans and 2.50% per year above the base rate for all base rate loans, and interest on the term loan will increase by 2.00% per year. Our amended and restated credit facility is secured by all of the assets of Lerner New York, Inc. ("Lerner New York") and its subsidiaries, including all of the capital stock of Lerner New York and its subsidiaries, and is guaranteed by us, Lerner New York Holding, and certain of our other subsidiaries.

        Our amended and restated credit facilities contain certain covenants, including restrictions on our ability to pay dividends on our common stock, incur additional indebtedness and to prepay, redeem or repurchase other debt. Subject to such restrictions, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. The terms of our amended and restated credit facilities also subject us to certain maintenance covenants in the event our borrowing availability under our revolving credit facility, plus cash on hand, falls below $40.0 million. These covenants include maintaining a minimum trailing twelve-month EBITDA (as defined in our amended and restated credit agreement) and a maximum leverage ratio. This ratio and the calculation of EBITDA under our amended and restated credit agreement is not necessarily comparable to other similarly titled ratios and measurements of other companies due to inconsistencies in the method of calculation and we encourage you to read our amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part. We are currently in compliance with the financial covenants referred to above and we expect that the offering will not have a negative impact on our complying with those covenants in the future.

        The terms of our amended and restated credit facilities were further amended on May 19, 2004 to allow for the consummation of our new credit facility described below.

        New Credit Facility.    On May 19, 2004, we entered into a new subordinated secured term loan facility with a third party consisting of a $75.0 million, five-year term loan. Amounts outstanding under the new credit facility bear interest at a rate equal to, at our option, the prime rate plus 5.75%, with a minimum of 9.75%, or the applicable LIBOR rate plus 7.50% with a minimum of 8.75%. We paid a closing fee of 1.6% ($1.2 million) at consummation and must pay a facility fee of 0.75% if the loan remains outstanding on November 19, 2004, and an additional 0.75% if the loan remains outstanding on June 30, 2005. The obligations under the new credit facility are secured by a security interest in the assets of Lerner New York and one of its subsidiaries, junior in priority to the security interest granted to the lenders under the amended and restated credit facility and is guaranteed by us, Lerner New York Holding and all of our other subsidiaries which are not borrowers under the facility. The capital stock of Lerner New York Holding and its subsidiaries has been pledged as security for such loans. The new credit facility will be repaid in full from the proceeds of this offering. See "Use of Proceeds."

Preferred Stock

        In connection with the acquisition, we issued shares of our $0.01 par value, non-voting, Series A redeemable preferred stock, which accrued dividends at 12.5% per annum. On May 19, 2004, all but one share of the preferred stock was repurchased and accrued and unpaid dividends were paid with proceeds from the new credit facility. The remaining one share of preferred stock will be repurchased immediately prior to the consummation of this offering.

Cash Requirements

        As of July 31, 2004, we had approximately $65.9 million in cash available to fund operations and future growth, in addition to approximately $29.9 million available for borrowings under our revolving credit facility, net of letter of credit accommodations outstanding of $18.5 million. We believe that cash flows from operations, our current cash balance and funds available under our amended and restated credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for fiscal 2004.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Contractual Obligations

        The following table summarizes our contractual obligations as of January 31, 2004:

		Payments Due by Period
	Total obligation	Within one year	Two to three years	Four to five years	After five years
	(dollars in millions)
Purchase obligations	$81.0	$81.0	$—	$—	$—
Long-term debt(1)(2)(3)	82.5	—	—	—	82.5
Preferred stock(1)	69.7	—	—	—	69.7
Operating leases(4)	338.2	71.6	106.3	69.1	91.2
Advisory services agreement(5)	13.6	2.2	5.0	6.4	—
Deferred compensation(6)	6.1	—	—	—	6.1

Total contractual obligations	$591.1	$154.8	$111.3	$75.5	$249.5

(1)
Does not reflect the effects of the March 16, 2004 refinancings or the May 19, 2004 refinancings.

(2)
In connection with the acquisition, we issued a $75.0 million subordinated note bearing interest at 10.0%. Interest payments were scheduled annually in arrears, at which time the principal balance was reset to include all accrued and unpaid interest. Accrued and unpaid interest was $9.0 million at January 31, 2004, of which $7.5 million was added to the principal note balance and $1.5 million of paid-in-kind interest was included in other long-term liabilities.

(3)
Does not include any scheduled interest payments.

(4)
Represents future minimum lease payments under non-cancellable leases as of January 31, 2004.

(5)
Represents fees associated with an advisory services agreement between us and Bear Stearns Merchant Manager II, LLC, pursuant to which general advisory and management services are to be provided with respect to financial and operating matters. Although the agreement provides for termination in November 2012, the amount shown represents estimated payments assuming an expected life of less than five years, with a negotiated termination upon a change of control or an initial public offering. The agreement will be terminated in connection with this offering.

(6)
Represents the liability of a terminated non-qualified deferred compensation plan that had been maintained by Limited Brands prior to separation. Deferred compensation was payable upon retirement. Based upon scheduled retirement payouts of the participants, as of January 31, 2004 we did not anticipate any payments to be made prior to 2009.

        The following table summarizes our contractual obligations as of January 31, 2004, on a pro forma basis after giving effect to the March 16, 2004 refinancings, the May 19, 2004 refinancings, the July 1, 2004 funding and distribution of assets under our terminated non-qualified deferred compensation plan and the financings, assuming a closing of such transactions on January 31, 2004:

		Payments Due by Period
	Total obligation	Within one year	Two to three years	Four to five years	After five years
	(dollars in millions)
Purchase obligations	$81.0	$81.0	$—	$—	$—
Long-term debt(1)	75.0	—	75.0	—	—
Operating leases(2)	338.2	71.6	106.3	69.1	91.2
Advisory services agreement(3)	—	—	—	—	—
Deferred compensation(4)	6.1	6.1	—	—	—

Total contractual obligations	$500.3	$158.7	$181.3	$69.1	$91.2

(1)
Does not include any scheduled interest payments.

(2)
Represents future minimum lease payments under non-cancellable leases as of January 31, 2004.

(3)
The advisory services agreement between us and Bear Stearns Merchant Manager II, LLC will be terminated in connection with the consummation of this offering.

(4)
On July 1, 2004 we funded and distributed the assets of our terminated non-qualified deferred compensation plan that had been maintained by Limited Brands prior to our separation.

Commercial Commitments

        The following table summarizes our commercial commitments as of January 31, 2004:

		Amount of Commitment Per Period(1)
	Total obligations	Within one year	Two to three years	Four to five years	After five years
	(dollars in millions)
Trade letters of credit outstanding(2)	$18.9	$18.9	$—	$—	$—
Standby letters of credit(2)	6.6	6.6	—	—	—

Total commercial commitments	$25.5	$25.5	$—	$—	$—

(1)
Excludes purchase orders for merchandise and supplies in the normal course of business.

(2)
Issued under our revolving credit facility. At January 31, 2004, there were no outstanding borrowings under this facility.

Quantitative and Qualitative Disclosures about Market Risk

        Interest Rates.    Our market risks relate primarily to changes in interest rates. Our revolving credit facility and term loans carry floating interest rates that are tied to LIBOR and the prime rate and, therefore, our statement of income and our cash flows will be exposed to changes in interest rates. A 1.0% interest rate increase would increase interest expenses by $1.5 million. We historically have not engaged in interest rate hedging activities.

        Currency Exchange Rates.    We are not exposed to currency exchange rate risks with respect to inventory purchases, as such expenditures are denominated in U.S. dollars.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that impact the amounts reported on our consolidated financial statements and related notes. On an on-going basis management evaluates its estimates and judgments, including those related to inventories, long-lived assets and the fair market value of assets acquired in the acquisition. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these judgments. Management believes the following estimates and assumptions are most significant to reporting our results of operations and financial position.

        Inventory Valuation.    Inventories are valued at the lower of cost or market, on a weighted average cost basis using the retail method. We calculate inventory costs on an individual item-class level to ensure a high degree of accuracy. We record a charge to cost of goods sold, buying and occupancy costs when a permanent retail price reduction is reflected in the stores. In addition, management makes estimates and judgments regarding initial markups, markdowns, future demand and market conditions. These assumptions can have a significant impact on current and future operating results and financial position. Our estimates have been historically valid. At the end of each season, goods related specifically to that season are marked down and valued at the estimated current retail value. The use of the retail method and the recording of markdowns effectively values the inventory at the lower of cost or market. In addition, an inventory loss estimate is recorded each period. These estimates are adjusted based upon physical inventories twice per year.

        Impairment of Long-Lived Assets.    We evaluate long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Long-lived assets are evaluated for recoverability in accordance with SFAS 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, we estimate the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset is recognized. An impairment loss could have a material adverse impact on our financial condition and results of operations. Our evaluations for fiscal 2003 disclosed no impaired assets.

        Goodwill and Other Intangible Assets.    SFAS No. 142, "Goodwill and Other Intangible Assets," prohibits the amortization of goodwill and intangible assets with indefinite lives. This Statement requires that these assets be reviewed for impairment at least annually. The intangible assets relate primarily to the New York & Company trademark. The trademark was initially valued using the "relief from royalty method" by an independent appraiser. We test for impairment annually. Our fiscal 2003 tests did not result in any impairment charge. Management's estimate of future cash flows is based on historical experience, knowledge, and market data. These estimates can be affected by factors such as those outlined in "Special Note Regarding Forward-Looking Statements" and "Risk Factors." An impairment loss could have a material adverse impact on our financial condition and results of operations.

        Income Taxes.    Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to our operations. At January 31, 2004, no valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Adoption of New Accounting Standards

        In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") was issued. This Statement requires that costs associated with terminating employees or contracts or closing or relocating facilities are to be recognized at fair value at the time the liability is incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for disposal activities initiated after December 31, 2002. We adopted the provisions as required by SFAS 146 for restructuring activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In November 2002, Emerging Issues Task Force ("EITF") Issue No. 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was released. The Issue requires that cash consideration received by a customer or from a vendor be characterized as a reduction of cost of sales when recognized in the customer's income statement. This Issue also requires that a payment for assets or services delivered to the vendor be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement if the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. EITF Issue No. 02-16 is effective for fiscal years beginning after December 15, 2002. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The adoption of this standard did not have an impact on our consolidated financial position, results of operations or cash flows.

        In May 2003, SFAS 150, was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, we adopted this Statement in first quarter 2004 by recording accrued redeemable preferred stock dividends as an expense in the consolidated statement of operations and as a liability in the consolidated balance sheets.

BUSINESS

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel, serving our customers for over 86 years. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of 474 retail stores in 43 states, as of July 31, 2004. Our target customers are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiates us from our competitors.

        We offer a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. Our merchandise reflects current fashions and fulfills a broad spectrum of our customers' lifestyle and wardrobe requirements.

        We have positioned our stores as a source of fashion, quality and value by providing our customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. We believe our stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. Our stores are typically concentrated in large population centers of the United States and are primarily located in malls which attract middle income shoppers.

        We were founded in 1918 and operated as a subsidiary of Limited Brands from 1985 to 2002. Beginning in 1996, we undertook a series of significant strategic initiatives intended to improve our profitability and position us for future growth. These initiatives included:

  •
  Real Estate Portfolio Rationalization. Starting in 1996, we began a thorough evaluation of our store real estate portfolio in an effort to rationalize our store base through the closing of underperforming locations. We concluded that a significant number of our stores were either too large or located in undesirable locations. Since 1996, we have closed 410 stores that were collectively only marginally profitable. These stores had an average size of approximately 8,300 gross square feet compared to approximately 5,500 gross square feet for our new store model. Our real estate rationalization is substantially complete.

  •
  In-House Design and Sourcing Model Implementation. Beginning in 1997, we implemented an in-house flexible, cost-effective design and sourcing model that allows us to bring a broader range of merchandise to market more rapidly and efficiently and to capitalize on current trends and fast-selling items. Concurrent with this change, all merchandise was converted to carry the New York & Company label. Previously, we had relied on external vendors for product design and sourcing, resulting in a variety of merchandise with multiple labels rather than a single proprietary brand.

  •
  Brand Repositioning. During 2000, we completed a comprehensive brand evaluation and began a transition from the Lerner New York store name to the New York & Company brand. We made significant changes across the marketing and merchandising elements of our business, including our storefront signage, packaging, in-store visuals and promotional materials. All of our stores operate under New York & Company storefront signage. Over the next several years, we intend to further modernize our brand image by remodeling a significant portion of our current store base to create an environment that reinforces a consistent brand image, including changing the interiors of these stores from our previous format to our current black-and-white New York & Company design.

  •
  Positioning for Future Growth. In November 2002, Bear Stearns Merchant Banking acquired our company from Limited Brands with the intention of building on our established brand strength and pursuing an accelerated growth plan. Since the acquisition, we have built an efficient independent operating infrastructure that supports our growth and productivity initiatives. Accelerating our new store roll-out and expanding our highly profitable accessories business are key elements of our growth strategy.

        As a result of the above strategic initiatives, we have achieved strong operating performance, including:

  •
  comparable store sales growth of 5.3% in fiscal 2003 and 14.1% for the six months ended July 31, 2004;

  •
  operating income of $55.5 million in fiscal 2003, representing 5.7% of net sales, as compared to operating income of $(0.6) million in fiscal 2002, representing 0.0% of net sales, and operating income of $45.1 million for the six months ended July 31, 2004, representing 9.1% of net sales, as compared to operating income of $7.7 million for the six months ended August 2, 2003, representing 1.8% of net sales; and

  •
  inventory turns of 7.7x in fiscal 2003 as compared to 7.2x in combined fiscal 2002 and 4.1x for the six months ended July 31, 2004 as compared to 3.5x for the six months ended August 2, 2003.

Our Competitive Position

Established and Differentiated Brand

        We believe our customers associate our proprietary New York & Company brand with fashion, quality and value. We believe our combination of fashion-oriented apparel and accessories and attractive price points differentiates our brand from most of our competitors. Our value is evidenced by our average unit retail price of $14.11 in fiscal 2003. We consistently communicate our brand image across all aspects of our business, including our storefronts, merchandise assortments, in-store visuals and direct marketing and advertising. We believe that our brand differentiation is a key part of our competitive position and expect it to increase customer loyalty and generate greater awareness with new customers.

Highly Integrated Design, Sourcing and Merchandise Management Processes

        Through our in-house design team and our integrated product development, testing and sourcing processes, we are able to quickly identify and react to trends that have broad appeal to our target customer base. We test our products on an on-going basis to ensure customer demand supports order quantities prior to completing our orders. Through our long-standing vendor relationships, we are able to source our merchandise in a manner that is cost effective, maximizes our speed to market and facilitates rapid reorder of best-selling items. This highly integrated approach allows us to carry a merchandise assortment that addresses customer demand while minimizing inventory risk and maximizing sales and profitability.

Profitable Store Base

        We have developed what we believe to be an appealing retail store model that is highly profitable and operates successfully in a variety of regional malls and off-mall locations. Our stores are designed to create an enjoyable and convenient shopping experience for our customer. We believe that our store attracts a customer demographic that is highly desirable to mall developers and landlords and can operate successfully in a wide variety of geographic locations.

Experienced Management Team

        Our senior management team has an average of 23 years of retail apparel industry experience and a proven track record of success. In addition, the senior members of our design and merchandising teams have an average of 24 and 21 years of retail apparel industry experience, respectively. In combination, these teams are responsible for developing and implementing our initiatives for strengthening our brand, expanding our store base, improving productivity and building the infrastructure necessary to support our future growth.

Our Growth Strategies

Expand Our New York & Company Store Base

        Of our 474 stores open as of July 31, 2004, 138 operated under our updated black-and-white New York & Company format. As a group, these stores had average sales per store of approximately $2.5 million in fiscal 2003. Based on the success of both our updated and newly opened New York & Company stores, our operating model assumes a new store generates on average $2.0 million in annual revenue and requires $450,000 in net capital expenditures and $150,000 of inventory. We plan to open approximately 25 New York & Company stores in fiscal 2004 and 40 to 50 stores in each of fiscal 2005 and fiscal 2006.

Further Penetrate Our Existing Accessories Product Category

        Our accessories product category represented approximately 13% of our fiscal 2003 net sales. We believe expansion of this category represents a significant opportunity to increase our sales and profitability. In November 2003, we successfully launched a new accessories merchandise area in two of our existing stores. These adjacent merchandise areas feature their own store frontage and signage and have approximately 1,000 square feet of selling space. Since their launch, these accessories merchandise areas have experienced an increase in average accessories sales by 151% in the period November 30, 2003 through July 31, 2004, as compared to the comparable prior year period. In addition, our average apparel sales in these stores have increased by 20%. We are encouraged by these preliminary results and intend to incorporate similar adjacent accessories merchandise areas in connection with a portion of our new store openings and our stores to be remodeled.

Enhance Brand Image and Increase Customer Loyalty

        We seek to build and enhance the recognition, appeal and reach of our New York & Company brand through our merchandise assortments, customer service, direct marketing and advertising. Our brand has gained strong recognition and endorsement by our target customers. We believe a nationally recognized brand will further drive brand awareness, merchandise sales and customer loyalty.

Further Improve Profitability

        As we continue to grow our business, we intend to maximize our economies of scale and increase operational efficiencies to improve our profitability. We believe our continued focus on merchandise testing, inventory turn and distribution efficiencies will generate improved profitability and maximize our cash flow from operations.

Design and Merchandising

        Our product development group, led by our merchant buyers and our designers, is dedicated to consistently delivering to our customer high-quality fashion apparel and accessories at competitive prices. In 1997, our product development process was reconfigured to support internal design rather than market purchase of designs. Consistent with that philosophy, our stores carry only internally designed New York & Company brand merchandise. We also have refined our product development cycle to reduce development time and increase our use of consumer testing prior to the completion of major purchase orders. We seek to provide our customers with the key fashion items of the season, as well as a broad assortment of coordinating apparel items and accessories that will complete their wardrobe. Our merchandising, marketing and promotional efforts encourage multiple unit and outfit purchases.

        Product Line Development.    New product lines are introduced into our stores in six major deliveries per year (spring, summer, transition, fall, holiday and pre-spring) which are updated with selected new items every four to six weeks to keep our merchandise current. Product line development begins with the introduction of the design concepts, key styles and the initial assortment selection for the product line. Our designers focus on overall concepts and identifying and interpreting the fashion trends for the season, identifying those particular apparel items that will appeal to our target customer, designing the product line and presenting it to our merchants for review. Our merchants are responsible for developing seasonal strategies and a detailed list of desired apparel pieces to guide the designers, as well as buying, testing and editing of the line during the season on an on-going basis.

        Product Mix.    We sell our proprietary products in the following general categories: casual, wear-to-work collections, ready-to-wear and accessories. Our versatile casual assortment includes casual pants, denim, t-shirts, sweaters, casual shirts and activewear. Our wear-to-work collections provide coordinated outfits and include pants, jackets, sweaters, knit tops, blouses and woven shirts. Our ready-to-wear assortment includes dresses and outerwear. We also sell a variety of coordinated accessories, including jewelry, belts, handbags and watches. The increase in our wear-to-work collections has been driven by fashion trends and a shift in consumer demand towards more formal dressing; our accessory growth is driven by new products and a trend towards creating wardrobe updates with accessory add-on purchases.

Product Mix

	Fiscal 2001		Combined fiscal 2002		Fiscal 2003
	Net sales $	% of total net sales	Net sales $	% of total net sales	Net sales $	% of total net sales
	(Dollars in millions)
Casual	$465.4	49.5%	$464.0	49.8%	$449.1	46.7%
Wear-to-work collections	330.0	35.1%	322.4	34.6%	348.2	36.2%
Ready-to-wear	36.7	3.9%	35.4	3.8%	38.5	4.0%
Accessories	108.1	11.5%	110.0	11.8%	126.0	13.1%

Total	$940.2	100.0%	$931.8	100.0%	$961.8	100.0%

Sourcing

        Our sourcing approach focuses on quality, speed and cost in order to provide timely delivery of quality goods. This is accomplished by closely managing the product development cycle, from raw materials and garment production to store-ready packaging, logistics and customs clearance.

        Sourcing Relationships.    We purchase apparel and accessories both from importers and directly from manufacturers. Our relationships with our direct manufacturers are supported by independent buying agents, who help coordinate our purchasing requirements with the factories. Our unit volumes, long-established vendor relationships and our knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable us to buy high-quality, low-cost goods. We source from over 27 countries and are not subject to long-term production contracts with any of our vendors, manufacturers or buying agents. Our broad sourcing network allows us to meet our objectives of quality, cost, speed to market and inventory efficiency by shifting our merchandise purchases as required, and react quickly to changing market or regulatory conditions. In 2003, we sourced 98% of our apparel merchandise from: Taiwan, Indonesia, Sri Lanka, China, Saipan, the United States, Vietnam, Guatemala, Russia, Republic of Korea, Philippines, Mexico and Madagascar. China is our largest country source representing 34% of purchases in fiscal 2003.

        Quality Assurance and Compliance Monitoring.    As part of our transitional services agreement we use IPS, a unit of Limited Brands, to provide us with monitoring of country of origin, point of fabrication compliance, code of business conduct and labor standards compliance, and supply chain security. See "Certain Relationships and Transactions—Relationship with Our Former Parent." In addition, all of the factories that manufacture our merchandise sign a master sourcing agreement that details their obligations with respect to quality and ethical business practices. Our quality assurance field inspectors or IPS representatives visit each apparel factory prior to its first bulk garment production to ensure that the factory quality control associates understand and comply with our requirements. Our independent buying agents and importers also conduct in-line factory and final quality audits. Under our transition services agreement with Limited Brands, 60% of our inbound shipments are further audited by Limited Brands for visual appearance and measurement. Monthly audit reports are sent to all buying agents and factories and any factories not performing at expected levels are either put on our continuous improvement plan designed to improve their quality statistics or are removed from our approved factory list.

Distribution and Logistics

        Limited Brands provides us with certain warehousing and distribution services under our transition services agreement. See "Certain Relationships and Transactions—Relationship with Our Former Parent." All of our merchandise is received, inspected, processed, warehoused and distributed through Limited Brands' distribution center in Columbus, Ohio. Details about each receipt are supplied to our store inventory planners who determine how the product should be distributed among our stores based on current inventory levels, sales trends and specific product characteristics. Advance shipping notices are electronically communicated to the stores. We believe our costs related to distribution are competitive for the apparel industry.

Stores

        As of July 31, 2004, we operated 474 stores in 43 states with an average of approximately 6,946 selling square footage per store. All of our stores are leased and are located in shopping malls of different types, and off-mall locations including urban street locations or in lifestyle centers.

Store Count by State

State	# Stores	State	# Stores	State	# Stores
Alabama	10	Louisiana	10	New York	44
Arizona	8	Maine	1	North Carolina	17
Arkansas	1	Maryland	15	Ohio	25
California	41	Massachusetts	9	Oklahoma	4
Colorado	3	Michigan	13	Oregon	1
Connecticut	6	Minnesota	5	Pennsylvania	28
Florida	30	Mississippi	7	Rhode Island	1
Georgia	20	Missouri	12	South Carolina	11
Idaho	1	Nebraska	2	South Dakota	1
Illinois	26	Nevada	3	Tennessee	7
Indiana	9	New Hampshire	1	Texas	42
Iowa	1	New Jersey	21	Utah	3
Kansas	1	New Mexico	4	Virginia	15
Kentucky	4			Washington	2
				West Virginia	5
				Wisconsin	4

				Grand Total	474

        Site Selection.    Since the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands in 2002, we have established our own dedicated real estate management team. Our real estate team is responsible for new store site selection. In selecting a specific location for a new store, we target high-traffic, prime real estate in locations with demographics reflecting concentrations of our target customers, who are 25-45 year-old women with annual household income ranging from $40,000 to $75,000, and a complementary tenant mix. After a site has been approved, approximately 21 weeks are required to finalize the lease, design the layout, build out the property, hire and train associates and stock the store before opening. Our team has currently identified a significant number of target sites in existing malls and off-mall locations with appropriate market characteristics. We opened five new stores in 2003 and nine new stores in the six months ended July 31, 2004. We plan to open approximately 16 additional stores in fiscal 2004 and 40 to 50 stores in each of fiscal 2005 and 2006. We expect to fund our store openings with cash flow from operations and, if necessary, borrowings under our revolving credit facility.

        Store Display and Merchandising.    Our stores are designed to effectively display our merchandise and create an upbeat atmosphere. Expansive front windows allow potential customers to see easily into the store and are used as a vehicle to highlight major merchandising and promotional events. The open floor design allows customers to readily view the majority of the merchandise on display, while store fixtures allow for the efficient display of garments and accessories. Merchandise displays are modified on a weekly basis based on sales trends and inventory receipts. Our in-store product presentation utilizes a variety of different fixtures to highlight the product line's breadth and versatility. Complete outfits are displayed throughout the store using garments from a variety of product categories. We display complete outfits to demonstrate how our customers can combine different pieces in order to increase unit sales.

        Pricing and Promotional Strategy.    Our in-store pricing and promotional strategy is designed to drive customer traffic and promote brand loyalty. When a line is first introduced, our fashion items are sold at full retail price, while our key items are promoted, frequently with a "2 for 1" pricing strategy to encourage multiple unit sales. Selected key items are also prominently displayed in our store windows at competitive prices to drive traffic into the stores.

        Inventory Management.    Our inventory management systems are designed to maximize merchandise profitability and increase inventory turns. We constantly monitor inventory turns on the selling floor and use pricing and promotions to maximize sales and profitability and to achieve inventory turn goals. We hold four major sales events each year: our spring sale in March, our summer sale in June, our fall sale in October and our holiday sale in January. We have a refined inventory loss prevention program that is integrated with the store operations and finance departments of our business. This program includes electronic article surveillance systems in a majority of stores as well as monitoring of returns, voids, employee sales and deposits and educating store personnel on loss prevention.

        Field Sales Organization.    Store operations are organized into five regions and 47 districts. Each region is managed by a regional sales manager and a regional operations manager. Each regional manager is typically responsible for between 60 and 100 stores. We staff approximately 47 district managers with each typically responsible for the sales and operations of between seven and 15 stores. Each store is typically staffed with a store manager, a co-sales manager and an assistant sales manager, as required, in addition to hourly sales associates. We have approximately 1,583 in-store managers. We seek to instill enthusiasm and dedication in our store management personnel by maintaining an incentive/bonus plan for our field managers. The program is based on monthly sales performance, effective labor management and seasonal inventory loss targets. We believe that this program effectively creates incentives for our senior field professionals and aligns their interests with the financial goals of our company. We conduct independent surveys of customer satisfaction in all major stores on a monthly basis. We evaluate merchandise fill, fitting room service, checkout service, and store appearance. Stores are required to meet or exceed established corporate standards, to ensure the quality of our customers' shopping experience.

        Store Sales Associates.    We typically employ between 8,000 and 10,000 full- and part-time store sales associates, depending on the season. We have well-established store operating policies and procedures and utilize an in-store training program for all new store employees. Detailed product descriptions also are provided to sales associates to enable them to gain familiarity with our product offerings. We offer our sales associates a discount on our merchandise to encourage them to wear our apparel while on the selling floor.

Marketing and Advertising

        Direct Marketing.    Our direct-to-consumer marketing vehicles include direct mail offers, partnerships and e-mail communications designed to increase customer spending and brand loyalty. We use our proprietary database, which includes the purchasing habits, fashion preferences and other key information on nearly six million customers who have made purchases within the last twelve months, to tailor our marketing efforts to our core customers. We believe our proprietary database helps us drive additional sales and increase customer loyalty. Communications are sent to current and prospective customers throughout the year with offers timed to drive customers into stores when new lines are introduced. Current customers are targeted based on individual spending habits and our communications are intended to encourage customers to increase their number of visits to stores and increase their average sale. E-mail messages are also sent to our customers and are designed to drive traffic to stores for key weekend periods. We plan to continue the development of new techniques to convert new customers to our brand.

        Proprietary Credit Cards.    Our proprietary credit cards are administered by World Financial Network National Bank. All of our proprietary credit cards carry the New York & Company brand. These cards provide purchasing power to our customers and additional vehicles for us to communicate product offerings. Sales on these cards comprise 27% of our total net sales in fiscal 2003. As a group, our active proprietary card holders are our best customers, with more store visits and higher annual spending than our non-proprietary credit card and cash customers.

Management Information Systems

        Management information systems are a key component of our business strategy and we are committed to utilizing technology to enhance our competitive position. Our information systems integrate data from our field sales, design, merchandising, planning and distribution and financial reporting functions. Our core business systems consist of both purchased and internally developed software, operating on UNIX and AS400 platforms. These systems are accessed over a company-wide network and provide corporate employees with access to our key business applications.

        Sales and cash deposit information are electronically collected from the stores' point-of-sale terminals on a daily basis. During this process, we also obtain information concerning inventory receipts and transmit pricing, markdown and shipment notification data. In addition, we collect customer transaction data to update our customer database. The merchandising and merchandise planning staff evaluates the sales and inventory information collected from the stores to make key merchandise planning decisions, including orders and markdowns. These systems enhance our ability to optimize sales while limiting markdowns, achieve planned inventory turns, reorder successful styles and effectively distribute new inventory to the stores.

Competition

        The retail and apparel industries are highly competitive. We have positioned our stores as a source of fashion, quality and value by providing our customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. We compete with traditional department stores, specialty store retailers, discount apparel stores and direct marketers for, among other things, raw materials, market share, retail space, finished goods, sourcing and personnel. We believe our competitors include Express, The Limited, Gap, Ann Taylor LOFT, Old Navy and JCPenney, among others. We differentiate ourselves from competitors on the basis of our fashion and proprietary merchandise designs, value pricing, merchandise quality, in-store merchandise display and store service.

Intellectual Property

        We believe we have all of the registered trademarks we need to protect our New York & Company, Lerner, Lerner New York, City Crepe, City Spa, City Stretch and New York Jeans brands and we vigorously enforce all of our trademark rights.

        Brylane Agreement.    In 1993, Limited Brands, our former parent, granted Brylane, a catalog and internet sales company, a license to use various trademarks of Lerner New York in connection with the design, manufacture, distribution and sale of apparel and accessories through mail order catalogues and on the internet. We retain all other rights to the Lerner New York trademark. The license agreement does not provide Brylane any rights to the New York & Company brand or New York & Company-branded merchandise. The Brylane license will terminate on October 20, 2007. In addition, under our credit card processing agreement with World Financial Network National Bank, Brylane has rights to the names of the holders of our New York & Company proprietary credit cards until October 2005 pursuant to a separate letter agreement between us and Brylane. We do not foresee any adverse material business implications associated with this licensing agreement.

Employees and Labor Relations

        As of January 31, 2004, we had 2,106 full-time employees, of whom 333 worked out of our headquarters in New York and 1,773 worked in our stores, and 6,050 part-time employees, who are primarily store-based associates. As of January 31, 2004, 760 employees were subject to one of three collective bargaining agreements. Our collective bargaining agreement with Local 2179 of the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) AFL-CIO expires January 14, 2007 and covers approximately ten of our employees. Our two collective bargaining agreements with the Local 1102 and the New England Joint Board units of the Retail, Wholesale and Department Store Union (RWDSU) AFL-CIO expire in August 2005 and February 2006 and cover 705 and 45 employees, respectively. We believe that our relations with our employees are good.

Properties

        All of our stores, encompassing approximately 4.1 million total gross square feet as of July 31, 2004, are leased under operating leases. The typical store lease is for a ten-year term and requires us to pay property taxes and utilities, as well as common area maintenance and marketing fees. We also lease approximately 164,083 square feet of space at our headquarters located at 450 West 33rd Street, New York, New York under a lease which expires in 2015. We also own a parcel of land located in Brooklyn, New York on which we operate one of our leased stores.

Government Regulation

        We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We undertake to monitor changes in these laws and believe that we are in material compliance with applicable laws with respect to these practices.

        A substantial portion of our products are manufactured by factories located outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel established by the U.S. government. In addition, some of our imported products are eligible for certain duty-advantaged programs, for example, the North American Free Trade Agreement, the African Growth and Opportunity Act, the U.S. Caribbean Basin Trade Partnership Act and the Caribbean Basin Initiative. While importation of goods from some countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

Legal Proceedings

        We are party to various legal proceedings in the ordinary course of business. There are currently no material legal proceedings pending against us.

        A case has been filed by the Center for Environmental Health against Lerner New York and several other retailers of jewelry products in California. It alleges that lead in one of Lerner New York's jewelry products (a metal charm necklace suspended on a flexible cord) sold in California violates the state's Proposition 65 statute, which precludes the sale of products in California that result in exposures to listed chemicals absent a specified warning label. The case is a companion case to two similar cases filed by the California Attorney General and an organization called As You Sow against several retail outlets selling such jewelry. We have not been named as a party in either of the companion cases. Violation of the statute exposes the seller to fines as well as injunctive relief. The complaint does not include a request for a specific fine amount.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our directors and executive officers as of July 31, 2004.

Name	Age	Position
Richard P. Crystal	59	Chairman, President, Chief Executive Officer and Director
Ronald W. Ristau	50	Chief Operating Officer, Chief Financial Officer and Director
Robert J. Luzzi	52	Executive Vice President, Creative Director
Charlotte L. Neuville	53	Executive Vice President, Design
Steven M. Newman	44	Executive Vice President, Merchandising
Bodil M. Arlander	40	Director
Philip M. Carpenter III	32	Director
John D. Howard	52	Director
Richard L. Perkal	50	Director
M. Katherine Dwyer	55	Director
David H. Edwab	49	Director
Arthur E. Reiner	63	Director

All executive officers are employed by Lerner New York, except Richard P. Crystal and Ronald W. Ristau, who are employed by us.

        Richard P. Crystal was named President and Chief Executive Officer in 1996 and became Chairman in 2004. Previously, Mr. Crystal had a 20 year career at R.H. Macy/Federated, including a variety of senior management positions, culminating in his serving as Chairman and Chief Executive Officer, Product Development and Specialty Retail (Aéropostale, Inc.). Mr. Crystal began his career in retailing at Stern's. He has approximately 30 years of experience in the retail industry and 17 years experience in specialty retail. Mr. Crystal holds a B.A. in history from New York University.

        Ronald W. Ristau was named our Chief Operating Officer in 2002 and had served as Executive Vice President, Operations and Administration since 1998. Mr. Ristau has also held the position of Chief Financial Officer since April 2004. Previously, Mr. Ristau was Executive Vice President and Chief Financial Officer of Revlon Consumer Products USA. Prior to that, he served at Max Factor as Vice President of Finance. Additionally, Mr. Ristau was employed at Playtex U.S. and United Technologies, and began his career in business at Peat, Marwick, Mitchell & Co. Mr. Ristau holds an M.B.A. from The Fuqua School of Business at Duke University and a B.A. from Roanoke College. Mr. Ristau is a Certified Public Accountant.

        Robert J. Luzzi was named Executive Vice President, Creative Director in 2003. Previously, Mr. Luzzi was an independent investor from 2000 to 2003 and the Senior Vice President of Creative/Design and Advertising Worldwide for Estée Lauder Inc. from 1990 to 2000. Prior to that, Mr. Luzzi ran his own design firm. Mr. Luzzi has also created visual identities for leading fragrance and cosmetics brands including Calvin Klein, Ralph Lauren and Oscar de la Renta. Mr. Luzzi began his career in design at Grey Advertising. Mr. Luzzi holds a B.F.A. from Syracuse University.

        Charlotte L. Neuville was named Executive Vice President, Design in 2001 and had served as Vice President, Design since 1996. Previously, Ms. Neuville was Senior Vice President, Creative Director of Cygne Designs. Prior to that she launched her own collection, Charlotte Neuville Inc. Additionally, Ms. Neuville was employed at Outlander, Jones New York Sport, and Adrienne Vittadini. She began her design career as an Assistant Designer at Perry Ellis. Ms. Neuville has more than 20 years of experience in apparel design and holds a B.F.A. from Parsons School of Design as well as a B.A. from Williams College.

        Steven M. Newman was named Executive Vice President, Merchandising in 2002. Previously, Mr. Newman was President of Apparel for Eddie Bauer from 2000 to 2002. From 1995 until 2000, he served in several capacities with responsibilities ranging from Merchandising, Planning and store operations as well as President for Brooks Brothers. Additionally, Mr. Newman was previously employed at Ann Taylor and Gap, Inc. Mr. Newman began his career in retailing at R.H. Macy's & Co. Mr. Newman has more than 20 years of experience in retail merchandising and holds a B.A. from the University of South Florida.

        Bodil M. Arlander has served as a Director since 2002 and currently is a Senior Managing Director of Bear, Stearns & Co. Inc. and a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which she joined in April 1997. Between 1991 and 1997, she worked in the Mergers and Acquisitions Group of Lazard & Co. LLC. Prior to entering the finance industry, Ms. Arlander worked throughout Europe in the fashion and beauty industry. She also currently serves as a director of CamelBak Group, LLC, Hand Innovations, LLC and the publicly traded company Aéropostale, Inc.

        Philip M. Carpenter III has served as a Director since 2002 and is a Vice President of Bear, Stearns & Co. Inc. and a Principal of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which he joined in August 2002. Previously, Mr. Carpenter was a Principal with Brockway Moran & Partners, Inc., a private equity investment firm with whom he was employed from 1998 to 2002. Prior to that, he was with the private equity investment firm Trivest, Inc. and the investment banking department of Bear, Stearns & Co. Inc. Mr. Carpenter is currently a Director of CamelBak Group, LLC and Reddy Ice Holdings, Inc. Mr. Carpenter holds a B.S. in Accounting from the State University of New York at Binghamton.

        John D. Howard has served as a Director since 2002. He is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is the Chief Executive Officer of Bear Stearns Merchant Banking LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company. Mr. Howard has been the head of the merchant banking department of Bear, Stearns & Co. Inc. since its inception in 1997. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard also currently serves as a director of several private companies and the publicly traded companies Aéropostale, Inc. and Integrated Circuit Systems, Inc.

        Richard L. Perkal has served as a director since 2004. Mr. Perkal is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which he joined in July 2000. Prior to joining Bear, Stearns & Co. Inc., Mr. Perkal was a senior partner in the law firm of Kirkland & Ellis LLP where he headed the Washington D.C. corporate transactional practice, primarily focusing on leveraged buyouts and recapitalizations. Mr. Perkal currently serves as a director of several private corporations including CamelBak Group, LLC and Vitamin Shoppe Industries, Inc.

        M. Katherine Dwyer has served as a Director since 2003 and is currently the Chief Executive Officer and founder of Skinklinic, Inc., where she has been since its founding in 2001. From 2000 to 2001, Ms. Dwyer was self-employed, working to develop Skinklinic, Inc. From 1998 to 2000 she was President of Revlon Consumer Products USA and from 1995 to 1998 she was President of Revlon Cosmetics USA. Before Revlon she held general management and marketing positions in beauty, cosmetics, hair care and skin care at the Clairol division of Bristol-Myers Squibb, Avon, Cosmair, Victoria Creations and Gillette. She was also an accountant for Price Waterhouse. In 1997, Ms. Dwyer was named Woman Achiever of the Year by Cosmetics Executive Women, and she received the group's Best New Product award for five out of six years, from 1994 to 1999. In 1998, she was named one of the 100 top women in business by Fortune Magazine. Ms. Dwyer has a B.A. from the University of Massachusetts and an M.B.A. from Boston University. She sits on the board of directors of Westpoint Stevens, Inc.

        David H. Edwab has served as a Director since 2003 and is currently the Vice Chairman of Men's Wearhouse, Inc. From 2000 until 2002 he served part time as Vice Chairman of Men's Wearhouse while holding a position as Senior Managing Director, Head of the Retail Investment Banking Group at Bear, Stearns & Co. Inc. an affiliate of Bear Stearns Merchant Banking LLC, an affiliate of the controlling shareholder of New York & Company. Mr. Edwab has worked for Men's Wearhouse for over ten years, starting as Vice President of Finance and Director in 1991 and as Chief Operating Officer from 1993 to 1997. He also served as President from 1997 to 2000 before becoming Vice Chairman of Men's Wearhouse. Before joining Men's Wearhouse, Mr. Edwab was a partner at Deloitte & Touche LLP responsible for the Southwest Corporate Finance Group and Retail Practice. He received his B.S. in finance from Fairleigh Dickinson University and is a Certified Public Accountant. He serves on the board of directors of the publicly traded company Aéropostale, Inc.

        Arthur E. Reiner has served as a Director since 2003 and is currently Chairman and Chief Executive Officer of Finlay Enterprises, Inc. and Finlay Fine Jewelry Corporation. Mr. Reiner joined Finlay in 1995. He became Chief Executive Officer of Finlay Enterprises in 1996 and was named Chairman in 1999. Mr. Reiner began his retailing career in 1962 at Bamberger's, then a division of R. H. Macy's and held various positions with Macy's including Chairman and Chief Executive Officer of Macy's Northeast and Macy's East until 1995. A graduate of Rutgers University, Mr. Reiner served as Chairman of the Education Foundation of the Fashion Institute of Technology from 1985 to 1995 and was named Executive Vice President in 1995. He is a member of the Board of Directors and Executive Committee of the Jewelers for Children.

Board of Directors and Committees

        We will be a controlled company under New York Stock Exchange rules, and will therefore not need to have an independent board, compensation committee or nominating and governance committee. A company of which more than 50% of the voting power is held by an individual, a group or another company is considered to be a controlled company. In addition, Bear Stearns Merchant Banking has the right to designate seven people to our board of directors pursuant to a stockholders agreement. See "Certain Relationships and Transactions" for a description of material relationships between Bear Stearns Merchant Banking and us.

        According to the terms of our restated certificate of incorporation and amended and restated bylaws, the board of directors of New York & Company is unclassified, and is currently comprised of nine directors.

        Compensation Committee.    The compensation committee of the board is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers' performance before setting salary, bonus and other incentive and equity compensation.

        Nominating and Governance Committee.    The nominating and governance committee of the board assists the board in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board and reviews our corporate governance principles.

        Audit Committee.    The audit committee of the board consists of three members. The committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function and the compliance of our company with any reporting and regulatory requirements we may be subject to. Upon the consummation of this offering, we will have two independent directors serving on our audit committee. We intend to have a completely independent audit committee within one year of the effectiveness of our registration statement.

        Ethics Committee.    The ethics committee of the board assists the board with compliance procedures for our employee code of business conduct.

Board Compensation

        Independent members of the board of directors are compensated for their services. Each independent director receives an annual retainer of $20,000, which is supplemented by additional payments of: $1,000 for each board meeting attended in person, $500 for each board meeting attended telephonically, $2,000 annually for acting as a committee chairperson ($7,500 for acting as audit committee chairperson), $1,000 for each committee meeting attended in person, $500 for each committee meeting attended telephonically and reasonable travel expenses for in person attendance at board and committee meetings. In addition, independent members of the board of directors received in May 2003 an initial grant of 113,729 non-qualified stock options, issued with an exercise price of $0.11, under our 2002 Stock Option Plan. These options vested 20% immediately upon issuance and the remaining 80% were to vest over the following four years at 20% per year. All of the unvested director options will accelerate upon the consummation of this offering.

Compensation Committee Interlocks and Insider Participation

        Currently, our compensation committee consists of Arthur E. Reiner and Bodil Arlander. No member of the compensation committee serves, and we anticipate that no member will serve, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Summary Compensation Table

				Long-term compensation
	Annual compensation(1)
Name and principal position				Restricted stock awards	Securities underlying options(#)	All other compensation($)
	Year	Salary($)	Bonus($)
Richard P. Crystal Chairman, President and Chief Executive Officer	2003	775,000	1,705,000	—	—	120,520(2)
Ronald W. Ristau Chief Operating Officer and Chief Financial Officer	2003	450,000	630,000	—	—	141,652(3)
Robert J. Luzzi Executive Vice President- Creative Director(4)	2003	43,269	—	—	—	—
Charlotte L. Neuville Executive Vice President, Design	2003	402,000	482,400	—	—	20,520(5)
Steven M. Newman Executive Vice President, Merchandising	2003	535,000	749,000	—	—	11,478(6)

  (1)
  Perquisites and other personal benefits or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for the applicable named executive officer.

  (2)
  Consists of $8,000 for employer match to 401(k) plan under savings and retirement plan ("SARP") and $12,520 employer contribution to the SARP. Does not include $153,306 employer contribution to non-qualified deferred compensation plan and $2,407 gross up for the non-qualified deferred compensation plan earned in 2002 and paid in 2003 under the plans in effect while a subsidiary of Limited Brands; does not include $12,560 employer contribution to the SARP and $383,625 bonus earned in 2002 and paid in 2003; does not include $1,175,000 retention bonus, paid over 2003 and 2004 by Limited Brands in connection with the acquisition.

  (3)
  Consists of $8,000 for employer match to 401(k) plan under the SARP, $12,520 employer contribution to the SARP and $83,544 non-qualified plan distribution under a plan in effect while a subsidiary of Limited Brands. Does not include $39,955 employer contribution to non-qualified deferred compensation plan and $733 gross up for the non-qualified deferred compensation plan earned in 2002 and paid in 2003 under the plans in effect while a subsidiary of Limited Brands; does not include $9,420 employer contribution to the SARP and $101,250 bonus earned in 2002 and paid in 2003; does not include $500,000 retention bonus paid by Limited Brands in connection with the acquisition.

  (4)
  Mr. Luzzi was hired as Executive Vice President, Creative Director on November 17, 2003. His annual base compensation for 2004 will be $450,000 plus bonus up to 100% of salary.

  (5)
  Consists of $8,000 for employer match to 401(k) plan under the SARP and $12,520 employer contribution to the SARP. Does not include $49,540 employer contribution to non-qualified deferred compensation plan and $739 gross up for the non-qualified deferred compensation plan earned in 2002 and paid in 2003 under the plans in effect while a subsidiary of Limited Brands; does not include $12,560 employer contribution to the SARP and $108,540 bonus earned in 2002 and paid in 2003; does not include $225,000 retention bonus paid over 2003 and 2004 by Limited Brands in connection with the acquisition.

  (6)
  Consists of $9,390 employer contribution the SARP and $2,088 gross up for relocation. Does not include $224,700 bonus earned in 2002 and paid in 2003; does not include $125,000 retention bonus, paid over 2003 and 2004 by Limited Brands in connection with the acquisition.

Stock Options

        No stock options were granted to our named executive officers in fiscal 2003. The following table sets forth information with respect to the named executive officers concerning option exercises for fiscal 2003 and exercisable and unexercisable options held as of January 31, 2004. All such options were granted on November 27, 2002, the date of the acquisition, with an exercise price of $0.11 per share, the purchase price per share of our common stock at the acquisition, which was determined by arms-length negotiation. The value of unexercised in-the-money options at January 31, 2004 is based on a price of $3.23 per share, the fair market value of our common stock on January 31, 2004 based on an independent third-party valuation, less the per share exercise price, multiplied by the number of shares underlying the option. The difference between the exercise price per share of the options and the initial offering price per share of our common stock of $17.00 is $16.89 per share.

Aggregated Option Exercises During Last Fiscal Year
and Fiscal Year End Option Values

	Fiscal year ended January 31, 2004
			Underlying options at January 31, 2004		Value of unexercised in-the-money options at January 31, 2004
	Shares acquired on exercise	Value realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Crystal	—	—	615,642	2,225,777	$1,920,803	$6,944,424
Ronald W. Ristau	—	—	396,749	1,434,388	$1,237,857	$4,475,291
Robert J. Luzzi	—	—	—	—	—	—
Charlotte L. Neuville	—	—	34,206	123,650	$106,723	$385,788
Steven M. Newman	—	—	47,889	173,113	$149,414	$540,113

Executive Compensation Plans

        Savings and Retirement Plan.    We contribute to a defined contribution savings and retirement plan ("the SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates who have completed 1,000 or more hours of service with us during certain 12-month periods and have attained the age of 21. Participants may contribute to the SARP an aggregate of up to 15% of their pay. We match 100% of the employee's contribution up to a maximum of 4% of the employee's annual salary.

The company match is 100% vested at the date earned. In addition, we make a discretionary retirement contribution ranging from 3% to 8% of each participant's pay, based on pay levels. Our retirement contribution vests 20% per year, beginning in the third year of service.

        Stock-Based Compensation.    On November 27, 2002, we adopted a stock option plan under which we may grant non-qualified and incentive stock options to purchase up to 12,725,484 shares of our common stock $0.001 par value, to executives, consultants, directors, or other key employees. Options have a maximum term of up to ten years. Upon grant, the compensation committee of the board of directors will determine the exercise price and term of any option at its discretion. The exercise price of an incentive stock option, however, may not be less than 110% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of our stock may not be less than 100% of the fair market value of such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all of our equity incentive plans, may not exceed $100,000. Vesting provisions for both non-qualified and incentive stock options will be determined by the compensation committee of the board of directors at the date of option grants; however, subject to certain restrictions, all outstanding options may vest upon sale of the company.

        Incentive Compensation Plan.    Our incentive compensation plan provides our senior management with cash bonuses linked to the seasonal financial results of our business. Target spring and fall bonus levels are set for each executive participating in the program (as a percentage of base salary) with a target bonus attained if the executive meets certain performance results, which historically have been linked to EBITDA. Maximum bonuses under the incentive compensation plan are two times target bonus.

        Pension Plans.    None of our executive officers are a participant in the pension plans administered for the benefit of certain of our unionized employees.

Employment Agreements

        On August 25, 2004, we entered into amended and restated employment agreements with Richard P. Crystal and Ronald W. Ristau, certain provisions of which become effective upon the consummation of this offering. These employment agreements will remain effective through August 25, 2007, and are automatically renewable for additional one year terms. Under the terms of these agreements Mr. Crystal and Mr. Ristau are entitled to base salaries of $900,000 and $575,000 per year, respectively.

        Each of Mr. Crystal and Mr. Ristau is entitled to continue to be paid a base salary and target bonuses for two years following a termination by us without cause (including our failure to renew), or if he resigns with good reason. After a change of control of our company each is entitled to be paid a lump sum equal to three times base salary plus bonus if he is terminated without cause (including our failure to renew) or if he resigns with good reason within two years of such change of control. Mr. Crystal and Mr. Ristau's employment agreements also restrict the executives' business activities that compete with our business for two years from the date of termination and the solicitation of our employees for three years from the date of termination.

        We have also entered into letter agreements of employment with Robert J. Luzzi, Charlotte Neuville and Steve M. Newman which provide for annual base salaries of $450,000, $402,000 and $535,000, respectively. Each executive is also entitled to participate in our employee benefit plans and is eligible to receive a performance-based bonus (50%, 60% and 70%, respectively, of base salary). After one year of employment, Mr. Luzzi, Ms. Neuville and Mr. Newman are entitled to severance payments equal to one year of base salary of final rate of pay upon termination by us without cause. Each executive has agreed to be bound by an 18 month non-compete provision upon resignation or termination for cause, and an 18 month non-solicitation provision.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of September 13, 2004. The table reflects the beneficial ownership and sale of common stock in this offering, by (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) each of the named executive officers, (iii) each of our directors, (iv) each other stockholder selling in this offering and (v) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after September 13, 2004 are deemed outstanding.

Name of beneficial owner	Amount and nature of beneficial ownership(1)		Percent of class	Shares being sold in the offering	Shares beneficially owned after the closing(1)
					#	% of shares outstanding
Richard P. Crystal	2,356,102	(2)	4.94%	300,857	2,055,245	3.78%
Ronald W. Ristau	1,379,373	(3)	2.95%	156,220	1,223,153	2.29%
Robert J. Luzzi	30,978	(4)	0.07%	—	30,978	0.06%
Charlotte L. Neuville	240,413	(5)	0.52%	15,896	224,517	0.43%
Steven M. Newman	354,041	(6)	0.77%	30,829	323,212	0.61%
Bodil M. Arlander	—	(7)	0.00%	—	—	0.00%
Philip M. Carpenter III	—	(8)	0.00%	—	—	0.00%
John D. Howard	42,470,131	(9)	92.70%	2,710,833	39,759,298	75.76%
Richard L. Perkal	—	(10)	0.00%	—	—	0.00%
M. Katherine Dwyer	45,492	(11)	0.10%	7,261	106,468	0.20%
David H. Edwab	45,492	(12)	0.10%	7,261	106,468	0.20%
Arthur E. Reiner	45,492	(13)	0.10%	—	113,729	0.22%
Sandra Brooslin	280,399	(14)	0.61%	20,760	259,639	0.49%
John E. DeWolf	119,448	(15)	0.26%	—	119,448	0.23%
Stephen B. Ellis	112,128	(16)	0.24%	12,606	99,522	0.19%
Kevin L. Finnegan	337,218	(17)	0.73%	29,753	307,465	0.58%
Stuart Fishman	160,044	(18)	0.35%	—	160,044	0.30%
Mathew A. Gluckson	119,448	(19)	0.26%	9,291	110,157	0.21%
Randy Krevat	183,594	(20)	0.40%	16,421	167,173	0.32%
Patricia L. Lane	166,770	(21)	0.36%	15,345	151,425	0.29%
William G. Voit	77,439	(22)	0.17%	—	77,439	0.15%
BSMB/NYCG LLC	42,470,131	(23),(9)	92.70%	2,710,833	39,759,298	75.76%
All directors and executive officers as a group (12 persons)	46,967,514		96.13%		43,943,068	78.85%

*
Less than 1%.

(1)
For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 45,814,216 shares of common stock outstanding on September 13, 2004. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 450 W. 33rd Street, 5th Floor, New York, New York, 10001.

(2)
Includes 509,796 shares of common stock and 1,846,306 shares of common stock issuable upon exercise of options. Does not include 174,968 shares beneficially owned by the Lara Crystal 2004 Trust, 174,968 shares beneficially owned by the Jessica Crystal 2004 Trust, 174,968 shares beneficially owned by the Meredith Cohen 2004 Trust or 174,968 shares beneficially owned by the Ian Crystal 2004 Trust. Mr. Crystal disclaims beneficial ownership of such shares.

(3)
Includes 490,269 shares of common stock and 889,104 shares of common stock issuable upon exercise of options.

(4)
Includes 30,978 shares of common stock issuable upon exercise of options.

(5)
Includes 174,636 shares of common stock and 65,777 shares of common stock issuable upon exercise of options.

(6)
Includes 261,953 shares of common stock and 92,088 shares of common stock issuable upon exercise of options.

(7)
Ms. Arlander is employed by Bear, Stearns & Co. Inc., a broker/dealer. Her address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

(8)
Mr. Carpenter is employed by Bear, Stearns & Co. Inc., a broker/dealer. His address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

(9)
John D. Howard is employed by Bear, Stearns & Co. Inc., a broker/dealer. Mr. Howard shares investment and voting control of shares beneficially owned by BSMB/NYCG LLC.

(10)
Richard L. Perkal is employed by Bear, Stearns & Co. Inc., a broker/dealer. His address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

(11)
Includes 7,261 shares of common stock and 38,231 shares of common stock issuable upon exercise of options. An additional 68,237 options will become vested upon consummation of this offering.

(12)
Includes 7,261 shares of common stock and 38,231 shares of common stock issuable upon exercise of options. An additional 68,237 options will become vested upon consummation of this offering.

(13)
Includes 45,492 shares of common stock issuable upon exercise of options. An additional 68,237 options will become vested upon consummation of this offering.

(14)
Includes 201,467 shares of common stock and 78,932 shares of common stock issuable upon exercise of options.

(15)
Includes 53,671 shares of common stock and 65,777 shares of common stock issuable upon exercise of options.

(16)
Includes 53,671 shares of common stock and 58,457 shares of common stock issuable upon exercise of options.

(17)
Includes 245,130 shares of common stock and 92,088 shares of common stock issuable upon exercise of options.

(18)
Includes 107,422 shares of common stock and 52,622 shares of common stock issuable upon exercise of options.

(19)
Includes 53,671 shares of common stock and 65,777 shares of common stock issuable upon exercise of options.

(20)
Includes 173,070 shares of common stock and 10,524 shares of common stock issuable upon exercise of options.

(21)
Includes 156,246 shares of common stock and 10,524 shares of common stock issuable upon exercise of options.

(22)
Includes 77,439 shares of common stock.

(23)
The address of BSMB/NYCG LLC is 383 Madison Avenue, 40th Floor, New York, NY 10179. Represents all shares held of record by BSMB/NYCG LLC. BSMB/NYCG LLC is an affiliate of, and is controlled by, Bear Stearns Merchant Banking. 2,710,833 of the shares of common stock to be registered in this offering are to be offered for the account of BSMB/NYCG LLC, an affiliate of Bear, Stearns & Co. Inc., a broker/dealer and an underwriter in this offering. BSMB/NYCG LLC is also an affiliate of Bear Stearns Merchant Manager, II, LLC, our financial advisors under our Advisory Services Agreement. Bear Stearns Merchant Banking has the right to designate seven persons to our board of directors pursuant to the stockholders agreement. Subject to certain prior consultation obligations, John D. Howard indirectly controls the voting and disposition of the equity of New York & Company held by BSMB/NYCG LLC. BSMB/NYCG LLC acquired its shares for resale in the original acquisition transaction with Limited Brands on November 27, 2002.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Stockholders Agreement

        Bear Stearns Merchant Banking and certain of our senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders. This agreement replaces a securityholders agreement between certain of our stockholders and will become effective immediately prior to the consummation of this offering.

        The stockholders agreement provides that the parties must vote their securities in favor of the individuals nominated to the board of directors by Bear Stearns Merchant Banking; provided that each of Richard P. Crystal and Ronald W. Ristau shall be so nominated for so long as he serves as an executive officer of New York & Company. From and after the date that the stockholders party to the agreement and their transferees hold less than 50% of our outstanding common stock the parties to the agreement will be obliged to vote for two individuals nominated to the board of directors by Bear Stearns Merchant Banking. Such voting obligations will terminate when Bear Stearns Merchant Banking and certain of its transferees owns less than 20% of our outstanding common stock.

        The stockholders agreement also gives the parties certain rights with respect to registration under the Securities Act of shares of our securities held by them and certain customary indemnification rights. These registration rights include demand registration rights requiring us to register their shares under the Securities Act. In addition, in the event we propose to register any shares of common stock under the Securities Act, whether in connection with a primary or secondary offering, the stockholders party to the stockholders agreement may request that we effect a registration of their shares under the Securities Act.

Advisory Services Agreement

        We and Bear Stearns Merchant Manager II, LLC, an affiliate of Bear Stearns Merchant Banking, are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to Lerner New York with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our company by Bear Stearns Merchant Banking in November 2002, we paid a transaction fee equal to $4.0 million in connection with services rendered in connection with the acquisition. We also paid Bear Stearns Merchant Manager II, LLC $329,167 and $1,044,723 in 2002 and 2003, respectively, and $973,110 on February 11, $690,572 on March 1, $945,319 on May 13 and $443,881 on August 10 of 2004. We believe that the fees paid are reasonable for the services provided and supported our operation as a private company; however, they do not reflect arms-length negotiations. Although we believe these fees are comparable to management fees paid by portfolio companies of other private equity firms with comparable experience and sophistication, we have not pursued any alternate arrangements and therefore there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties. In addition, upon consummation of this offering, Bear Stearns Merchant Manager II, LLC will be entitled to a fee equal to $4.0 million and the agreement will be terminated.

Commercial and Investment Banking Activities

        Bear Stearns Merchant Banking and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. Bear, Stearns & Co. Inc., an underwriter of this offering, is an affiliate of Bear Stearns Merchant Banking. See "Underwriting."

Relationships with Our Former Parent and Its Affiliates

Transition Services Agreement

        In connection with the acquisition of our company by Bear Stearns Merchant Banking in November 2002, Lerner New York entered into a transition services agreement which contracts for the provision of certain administrative, financial, management information technology, logistics and other services to us by Limited Brands. The agreement allows for the termination of particular groups of services as we successfully establish our own internal capacity for such functions. As of July 31, 2004, we have transitioned to our in-house systems the following categories of services originally provided to us by Limited Brands under the agreement:

  •
  store design, construction and real estate services;

  •
  tax, treasury and cash management; and

  •
  human resources and benefits, travel logistics and our London buying support services.

        We continue to use the services of Limited Brands and its business units Limited Logistics Services and Independent Production Services under the transition services agreement for our distribution, transportation and delivery and compliance support services needs.

        Under the agreement these services will terminate upon the earliest of the following:

  •
  15 months after the date on which Limited Brands gives notice that they would like to terminate the services (such notice can be given no earlier than August 26, 2006);

  •
  15 months from the date that we notify Limited Brands that we wish to terminate the services;

  •
  60 days after we have given notice to Limited Brands that they have failed to perform any material obligations under the agreement and such failure shall be continuing;

  •
  30 days after Limited Brands has given notice to us that we have failed to perform any material obligations under the agreement and such failure shall be continuing;

  •
  within 75 days of receipt of the annual proposed change to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that we would be obligated to pay;

  •
  15 months after a change of control, at the option of Limited Brands (this offering does not constitute a change of control); or

  •
  upon reasonable notice under the prevailing circumstances by us to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time.

        We believe that these services are provided at a competitive price and we anticipate continuing to use Limited Brands for these services. If termination of these logistics and related services under the transition service agreement results in excess logistics and related service labor for Limited Brands, we will be liable for 50% of severance related costs of such labor up to a maximum of $0.5 million.

Store Leases

        In connection with the acquisition of our company by Bear Stearns Merchant Banking on November 27, 2002, Lerner New York entered into the following agreements relating to our dealings with Limited Brands as they relate to our store leases, each of which we believe have comparable or better terms than we could have obtained from unrelated third parties:

  •
  a store leases agreement;

  •
  a covenant agreement;

  •
  a master sublease agreement;

  •
  a master assignment and assumption agreement; and

  •
  a retained leases and assignment and assumption agreement.

        Store Leases Agreement.    The store leases agreement formalizes the agreements between the parties as to the rights and obligations of each party relating to store leases where:

  •
  we now sublease store space from Limited Brands or one of its affiliates or former affiliates;

  •
  we now sublease store space to affiliates or former affiliates of Limited Brands;

  •
  we lease store space which is adjacent and not fully separated, either physically or functionally, from store space leased by affiliates or former affiliates of Limited Brands.

        The agreements therein are generally coextensive with the prime leases to which they relate.

        Covenant Agreement.    In order that Limited Brands and its affiliates would continue to guarantee the leases of some of our stores, we entered into the covenant agreement whereby we agreed to certain negative covenants relating to the incurrence of indebtedness, limitations of restricted payments and transactions with affiliates. The terms of the agreement were amended on March 16, 2004 in connection with our note and warrant purchase from LFAS, Inc. described in further detail below. The covenant agreement terminates on the earliest to occur of:

  •
  Limited Brands is guaranteeing net obligations of less than $40,000,000 which term may be satisfied by letters of credit posted by us in favor of Limited Brands;

  •
  December 31, 2005; or

  •
  the date on which another entity assumes the guaranteed obligations.

        Master Sublease Agreement.    The master sublease agreement gives us a sublease on space sublet from and guaranteed by Limited Brands. This agreement generally terminates for each sublease with the term of each prime lease.

        Master Assignment and Assumption Agreement.    The master assignment and assumption agreement provides for the assignment of certain leases to Limited Brands which leases are guaranteed by Limited Brands. Pursuant to the master sublease agreement described above, the store premises subject to the master assignment and assumption agreement are subleased to us.

        Retained Leases Assignment and Assumption Agreement.    Under this agreement four leases that we did not want or need were assigned to an affiliate of Limited Brands.

Relationship with Mast Industries

        We purchase apparel and accessories from Mast Industries, Inc., ("Mast") an affiliate of Limited Brands. Mast is a significant vendor of apparel and accessories to third parties. We purchase goods through Mast on a purchase order basis, and have no long-term contract. Total annual purchases from Mast in 2003 were $109.6 million, representing 24% of our overall purchases, making Mast one of our top three importers. Though we do not expect to lose Mast as a supplier, ample alternative suppliers exist in a competitive market, and we believe the loss of Mast would not be material to our business.

Repayment of 10% Subordinated Note and Purchase of Warrant

        On March 16, 2004, we repurchased the 10% subordinated note issued November 27, 2002 from LFAS, Inc., an affiliate of Limited Brands, for $85.0 million, which includes $75.0 million of initial principal amount and all accrued and unpaid interest thereon. We also purchased for $20.0 million from LFAS the common stock purchase warrant issued by New York & Company on November 27, 2002 to acquire 8,050,671 shares of our common stock for $0.11 per share. As part of the note and warrant purchase we have agreed to pay LFAS an amount in cash equal to approximately 6.38% of the pre-offering equity value of the company that is over $156.8 million, less $4.5 million. The obligation to LFAS is $45.7 million, which will be paid from the proceeds of this offering.

Repurchase of Preferred Stock

        Concurrently upon entering into the new credit facility on May 19, 2004, we repurchased substantially all issued and outstanding preferred stock of New York & Company for $75.0 million, which includes all accrued and unpaid dividends. BSMB/NYCG LLC owned 93.1% of such preferred stock and the remaining 6.9% was owned by certain members of our senior management. The remaining one share of preferred stock will be repurchased immediately prior to the consummation of this offering.

Acceleration of Vesting of Certain Stock Options

        Concurrently upon entering into the new credit facility on May 19, 2004, the vesting of certain of the stock options issued pursuant to grants under our 2002 Stock Option Plan were accelerated. The then current total number of shares of common stock underlying such vested options was 4,523,395, 1,854,267 of which were exercisable as a result of accelerated vesting and 2,669,128 of which were options that had previously vested.

Transactions with Management

        As part of the acquisition, certain members of our senior management were paid retention bonuses by Limited Brands between May 2003 and May 2004 totaling in the aggregate approximately $2.9 million, for completing the sale of the company and remaining with us throughout the acquisition and separation period. Approximately $2.0 million of such amount was paid to our executive officers.

        Prior to May 19, 2004, promissory notes made by certain members of our senior management in the aggregate principal amount of approximately $2.8 million were issued in connection with these executives' purchase of our common and preferred stock. On May 19, 2004, all of these notes were repaid in conjunction with the closing of our new credit facility and the repurchase of substantially all of our preferred stock.

        On May 19, 2004, certain of our executive officers were granted stock options for a total of 630,663 shares of our common stock at an exercise price of $3.23. Such options were immediately exercisable upon grant and are included in the principal and selling stockholders table.

        On July 1, 2004, we funded and distributed the assets of our terminated non-qualified deferred compensation plan that had been maintained by Limited Brands prior to our separation. Such distribution resulted in cash payments to executive officers of $2.1 million out of a total $5.9 million distributed.

Ernst & Young LLP

        Our independent auditors, Ernst & Young LLP ("E&Y"), have, in the past, had certain business relationships with affiliates of The Bear Stearns Companies Inc. ("Bear Stearns") that are described below. None of these arrangements involved our company, nor did they have any effect on our consolidated financial statements. The requirements of the Securities and Exchange Commission on auditor independence limit direct and material indirect business relationships between an auditor and its audit client. As a result of these business relationships between E&Y and affiliates of Bear Stearns, questions were raised regarding the independence of E&Y with respect to their audit of our company.

        In October 2001, E&Y entered into a services agreement with Bear Stearns Securities Corp. ("Bear Stearns Securities") whereby E&Y would, on a non-exclusive basis, identify Bear Stearns Securities to E&Y's personal financial consulting ("PFC") clients for custodial, brokerage, recordkeeping and performance reporting services. E&Y's PFC clients were billed for such services directly by Bear Stearns Securities. The agreement contained no provisions for payments between E&Y and Bear Stearns Securities, except for the reimbursement of certain costs incurred by E&Y in relation to non-timely delivery of performance reporting services by Bear Stearns Securities. Pursuant to those reimbursement provisions, in June 2004 E&Y received a payment from Bear Stearns Securities in the amount of $287,500 that represented a negotiated resolution of E&Y's claims for reimbursement of certain costs incurred by E&Y to obtain performance reports from another provider. E&Y received no compensation, direct or indirect, from Bear Stearns Securities or its affiliates for making referrals. On September 21, 2004, the parties terminated this agreement. Under the terms of the termination arrangements, E&Y's existing PFC clients may continue to use Bear Stearns Securities services and give E&Y access to their account records, but these relationships will be governed by contracts directly between the individual E&Y PFC client and Bear Stearns Securities. E&Y may, but is under no obligation to, continue to identify Bear Stearns Securities to E&Y's PFC clients for custodial, brokerage, recordkeeping and performance reporting services on a non-exclusive basis and such E&Y PFC client relationships will be governed by contracts directly between the individual PFC client and Bear Stearns Securities.

        This matter was reviewed by our audit committee in consultation with counsel and representatives of E&Y. The audit committee considered all relevant facts and circumstance, including E&Y's representations with respect to their relationship with affiliates of Bear Stearns and E&Y's conclusion that they were independent with respect to their audit of our company and concluded that the arrangements did not compromise E&Y's independence with respect to their audit.

        In November 2002, E&Y signed an agreement with Bear, Stearns & Co. Inc. to license, market and implement a specialized tax strategy developed by E&Y involving the repurchase of corporate debt expected to be of interest to a small number of entities. No business was ever conducted nor were any fees received or revenues recognized under the agreement and the agreement was terminated in June 2004.

        For a discussion of Bear Stearns' indirect control position with respect to us please see "Risks Related to this Offering—We are a "controlled company," controlled by Bear Stearns Merchant Banking, whose interests in our business may be different from yours."

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 300.0 million shares of common stock, $0.001 par value per share and 5.0 million shares of preferred stock, $0.001 par value per share.

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. The holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our restated certificate of incorporation gives the holders of our common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares.

Preferred Stock

        Our restated certificate of incorporation and amended and restated bylaws include provisions for "blank check" preferred stock, as described below.

Restrictive Provisions of our Restated Certificate of Incorporation and our Stockholders Agreement or Delaware Law

        Our restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. In addition, our restated certificate of incorporation includes a provision stating that we have elected not to be governed by section 203 of the Delaware General Corporation Law which would have imposed additional requirements regarding mergers and other business combinations with significant stockholders.

        Our stockholders agreement grants voting control of the board of directors and certain other rights to Bear Stearns Merchant Banking. See "Certain Relationships and Transactions—Stockholders Agreement."

        We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Listing

        We have been approved for listing on the New York Stock Exchange under the symbol "NWY".

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 52,480,883 shares of common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 42,480,883 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Subject to such restrictions and applicable law, the holders of 42,409,635 shares of common stock will be free to sell any and all shares of common stock they beneficially own at various times commencing 180 days after the date of this prospectus and 71,248 at various times commencing 90 days after the date of this prospectus. Additional shares may be sold upon the exercise of outstanding stock options. See "Stock Options" below.

        We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

Lock-Up Agreements

        We, our executive officers, directors, each holder of 5% or more of our common stock and the selling stockholders, have agreed that, subject to limited exceptions, each will not, for a period of 180 days after the date of this prospectus, directly or indirectly:

  •
  offer, sell, agree to offer or sell any common stock;

  •
  sell any option to purchase any common stock;

  •
  purchase any option to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  otherwise enter into any swap, derivative or other transaction or arrangement that transfers, in whole or in part, any economic consequences of ownership of any common stock whether or not such transaction is to be settled by delivery of shares or other securities, in cash or other consideration without the prior written consent of Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. may release all or a portion of the shares subject to this lock-up agreement at any time without prior notice. Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. do not have any current intention to release any portion of the securities subject to lock-up agreements.

        Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. have advised us that they will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party's reason for making the request.

        Notwithstanding anything contained in the lock-up agreements, we may issue and sell common stock pursuant to any stock option plan in effect at the time of the pricing of this offering and upon conversion of securities outstanding at the time of pricing of this offering and up to 5% of the number of shares of common stock then outstanding as consideration in connection with future acquisitions, provided that the recipients receiving common stock in connection with acquisitions agree to restrictions in the lock-up agreements. Individuals may transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her "immediate family," provided that the recipient agrees to the restrictions in the lock-up agreements.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 524,809 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Stock Options

        We intend to file a Registration Statement on Form S-8 registering 12,478,079 shares of common stock subject to outstanding options or reserved for future issuance under our 2002 Stock Option Plan. As of September 13, 2004, options to purchase a total of 9,665,941 shares were outstanding and 2,812,138 shares were reserved for future issuance under the plan. Once the Registration Statement on Form S-8 is filed, our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, will be available for immediate resale in the open market.

Registration Rights

        Beginning 180 days after the date of this offering, certain holders of 39,759,298 shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of 42,409,635 shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Certain Relationships and Transactions—Stockholders Agreement." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a non-U.S. holder. A non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances (including, without limitation, non-U.S. holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the non-U.S. holder's entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        There will be no withholding tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the non-U.S. holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional "branch profits tax", which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate non-U.S. holder's effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the non-U.S. holder in the United States; (iii) in the case of non-U.S. holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iv) the non-U.S. holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (v) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the non-U.S. holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder's holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will or will continue to qualify as being regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

        Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a non-U.S. holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

        Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States under certain circumstances. Prospective holders should consult their own tax advisors with respect to the circumstances under which U.S. information reporting requirements may apply. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished timely to the U.S. Internal Revenue Service.

Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Banc of America Securities LLC and Piper Jaffray & Co., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.	2,250,000
J.P. Morgan Securities Inc.	2,250,000
Wachovia Capital Markets, LLC	2,250,000
Banc of America Securities LLC	2,000,000
Piper Jaffray & Co.	1,250,000

Total	10,000,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        BSMB/NYCG LLC, the majority owner of our common stock and a selling stockholder in this offering, purchased its securities in the ordinary course of its business. At the time of purchase of their securities, Bear Stearns Merchant Banking had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.72 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$17.00	$170,000,000	$195,500,000
Underwriting discount	$1.19	$11,900,000	$13,685,000
Proceeds, before expenses, to New York & Company	$15.81	$105,400,005	$105,400,005
Proceeds, before expenses, to the selling stockholders	$15.81	$52,699,995	$76,414,995

        The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $2.6 million and are payable by us.

Over-Allotment Option

        The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 1,500,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

Directed Share Program

        The underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

Hong Kong

        WARNING: The contents of this prospectus have neither been reviewed nor endorsed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

        This prospectus has not been registered by the Registrar of Companies in Hong Kong. Accordingly the shares in our company may not be offered or sold in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong). In addition, this prospectus may not be issued or possessed for the purposes of issue, whether in Hong Kong or elsewhere, to any person unless such person is outside Hong Kong, such person is a professional investor within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) or as otherwise may be permitted by that Ordinance.

No Sales of Similar Securities

        We, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders, subject to limited exceptions, have agreed not to sell or transfer any common stock for

180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. See "Shares Eligible For Future Sale—Lock-Up Agreements."

Quotation on the New York Stock Exchange

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "NWY".

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

        If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Congress Financial Corporation, an affiliate of Wachovia Capital Markets, LLC, is a lender under our amended and restated credit facilities.

Advisory Services Agreement

        We and Bear Stearns Merchant Manager II, LLC, an affiliate of Bear Stearns Merchant Banking, are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our company by Bear Stearns Merchant Banking in November 2002, we paid a transaction fee equal to $4.0 million in connection with services rendered in connection with the acquisition. We also paid Bear Stearns Merchant Manager II, LLC $329,167 and $1,044,723 in 2002 and 2003, respectively, and $973,110 on February 11, $690,572 on March 1, $945,319

on May 13 and $443,881 on August 10 of 2004. In addition, upon the consummation of this offering Bear Stearns Merchant Manager II, LLC will be entitled to a fee equal to $4.0 million and the agreement will terminate.

Stockholders Agreement with Bear Stearns Merchant Banking

        Bear Stearns Merchant Banking and certain of our senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders. Pursuant to the agreement, each party agreed to take all action necessary to ensure the persons designated by Bear Stearns Merchant Banking serve on our board of directors; provided that each of Richard P. Crystal and Ronald W. Ristau shall be nominated for so long as he serves as an executive officer of New York & Company. From and after the date that the stockholders party to the agreement and certain of their transferees hold less than 50% of our outstanding common stock the parties to the agreement will be obliged to vote for two individuals nominated to the board of directors by Bear Stearns Merchant Banking. Such voting obligations will terminate when Bear Stearns Merchant Banking and certain of its transferees owns less than 20% of our outstanding common stock.

        Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc., or "NASD." Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of Bear, Stearns & Co. Inc. beneficially owns through its subsidiary, BSMB/NYCG LLC, 92.7% of our common stock outstanding as of September 13, 2004. In addition, BSMB/NYCG LLC is a selling stockholder and will receive more than 10% of the net proceeds from the sale of common stock in this offering. In connection with the repurchase of our preferred stock on May 19, 2004, BSMB/NYCG LLC received $69.9 million in consideration for its 58,256 shares of preferred stock. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate's equity securities, the public offering price per share can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. J.P. Morgan Securities Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by J.P. Morgan Securities Inc., which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.

Pricing of This Offering

        Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

LEGAL MATTERS

        The validity of the shares offered hereby will be passed on for us by Kirkland & Ellis LLP, New York, New York. Certain partners at Kirkland & Ellis LLP indirectly own 168,240 of our shares through investment partnerships. The validity of the shares offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Lerner New York Holding, Inc. for the year ended February 2, 2002 and for the period from February 3, 2002 to November 26, 2002 and the consolidated financial statements of New York & Company, Inc. as of February 1, 2003 and January 31, 2004 and for the period from November 27, 2002 to February 1, 2003 and the year ended January 31, 2004 appearing elsewhere in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are so included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete.

        You may read a copy or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC's internet site at http://www.sec.gov.

        We currently are not required to file reports with the SEC. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and internet site of the SEC referred to above.

New York & Company, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of February 1, 2003 (Successor) and January 31, 2004 (Successor)	F-4

Consolidated Statements of Operations for the year ended February 2, 2002 (Predecessor), the period from February 3, 2002 to November 26, 2002 (Predecessor), the period from November 27, 2002 (Date of Acquisition) to February 1, 2003 (Successor), and the year ended January 31, 2004 (Successor)	F-5
Consolidated Statements of Stockholders' Equity (Deficit) for the period from November 27, 2002 (Date of Acquisition) to February 1, 2003 (Successor), and the year ended January 31, 2004 (Successor)	F-6

Consolidated Statements of Cash Flows for the year ended February 2, 2002 (Predecessor), the period from February 3, 2002 to November 26, 2002 (Predecessor), the period from November 27, 2002 (Date of Acquisition) to February 1, 2003 (Successor), and the year ended January 31, 2004 (Successor)	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of January 31, 2004 and July 31, 2004 (unaudited)	F-33
Consolidated Statements of Operations for the 26 weeks ended August 2, 2003 (unaudited) and July 31, 2004 (unaudited)	F-34
Consolidated Statement of Stockholders' Equity (Deficit) for the 26 weeks ended July 31, 2004 (unaudited)	F-35
Consolidated Statements of Cash Flows for the 26 weeks ended August 2, 2003 (unaudited) and July 31, 2004 (unaudited)	F-36
Notes to Consolidated Financial Statements (unaudited)	F-37

Report of Independent Registered Public Accounting Firm

The Stockholders and Directors of
New York & Company, Inc.

        We have audited the accompanying consolidated balance sheets of New York & Company, Inc. and Subsidiaries (the "Company") as of February 1, 2003 and January 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from November 27, 2002 (date of acquisition) to February 1, 2003 and the year ended January 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York & Company, Inc. and Subsidiaries at February 1, 2003 and January 31, 2004, and the consolidated results of their operations and their cash flows for the period from November 27, 2002 (date of acquisition) to February 1, 2003 and the year ended January 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York	/s/ Ernst & Young LLP
July 19, 2004, except as to Note 2 as to which the date is October 6, 2004

Report of Independent Registered Public Accounting Firm

The Stockholders and Directors of
Lerner New York Holding, Inc.

        We have audited the accompanying consolidated statements of operations and cash flows of Lerner New York Holding, Inc. and Subsidiaries (the "Company") for the year ended February 2, 2002 and for the period from February 3, 2002 to November 26, 2002. Our audits also included the financial statement schedule listed in the index at Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended February 2, 2002 and for the period from February 3, 2002 to November 26, 2002 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York	/s/ Ernst & Young LLP
July 19, 2004, except as to Note 2, as to which the date is October 6, 2004

New York & Company, Inc. and Subsidiaries

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	February 1, 2003	January 31, 2004
	(Successor)	(Successor)
Assets
Current assets:
Cash and cash equivalents	$79,824	$98,798
Accounts receivable	10,503	10,866
Inventories, net	96,740	78,220
Prepaid expenses	15,199	14,908
Deferred income taxes	7,843	89
Other current assets	1,852	2,192

Total current assets	211,961	205,073
Property and equipment, net	53,040	64,052
Intangible assets	15,558	14,515
Deferred income taxes	2,866	1,882
Other assets	5,146	4,079

Total assets	$288,571	$289,601

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$35,928	$47,771
Accrued expenses	51,775	53,491
Income taxes payable	—	10,118
Due to seller	39,662	—

Total current liabilities	127,365	111,380
Long-term debt	95,029	82,500
Other liabilities	8,509	13,002

Total liabilities	230,903	206,882

Commitments and contingencies	—	—
Series A redeemable preferred stock, 12 1/2% cumulative, non-voting, par value $0.01; 5,000,000 shares authorized; 62,429 and 62,576 shares issued and outstanding (aggregate liquidation preference of $1,000 per share plus unpaid dividends) at February 1, 2003 and January 31, 2004, respectively	61,419	69,697
Stockholders' equity (deficit):
Common stock, voting, par value $0.001; 300,000,000 shares authorized; 45,513,140 and 45,620,483 shares issued and outstanding at February 1, 2003 and January 31, 2004, respectively	46	46
Additional paid-in capital	84	216
Less stock subscription receivable	(200)	(222)
Retained earnings (deficit)	(3,681)	12,982

Total stockholders' equity (deficit)	(3,751)	13,022

Total liabilities and stockholders' equity (deficit)	$288,571	$289,601

See accompanying notes.

New York & Company Inc. and Subsidiaries

Consolidated Statements of Operations
(Amounts in thousands, except share and per share amounts)

	Year ended February 2, 2002	Period from February 3, 2002 to November 26, 2002	Period from November 27, 2002 to February 1, 2003	Year ended January 31, 2004
	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Net sales	$940,230	$706,512	$225,321	$961,780
Costs of goods sold, buying and occupancy costs	705,526	516,230	182,167	673,896

Gross profit	234,704	190,282	43,154	287,884
Selling, general and administrative expenses	230,874	191,091	42,986	232,379

Operating income (loss)	3,830	(809)	168	55,505
Interest expense, net of interest income of $55, $5, $39, and $544, respectively	(55)	(5)	2,016	10,728
Loss on modification and extinguishment of debt	—	—	—	1,194

Income (loss) before income taxes	3,885	(804)	(1,848)	43,583
Provision (benefit) for income taxes	1,730	(189)	(758)	18,557

Net income (loss)	2,155	(615)	(1,090)	25,026
Accrued dividends—redeemable preferred stock	—	—	1,419	8,363

Net income (loss) available for common stockholders	$2,155	$(615)	$(2,509)	$16,663

Basic earnings (loss) per share:	$0.05	$(0.01)	$(0.06)	$0.38

Diluted earnings (loss) per share:	$0.05	$(0.01)	$(0.06)	$0.31

Weighted average shares outstanding:
Basic	43,759,925	43,759,925	43,759,925	43,760,835

Diluted	43,759,925	43,759,925	43,759,925	53,792,188

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)
(Amounts in thousands, except share and per share amounts)

	Common Stock
			Additional Paid-in Capital	Stock Subscriptions	Retained Earnings (Deficit)
	Shares	Amount				Total
Balance at November 27, 2002	—	$—	$—	$—	$—	$—
Issuance of common stock	45,513,140	46	5,157	—	—	5,203
Equity-based compensation expense	—	—	84	—	—	84
Issuance of common stock warrant	—	—	377	—	—	377
Stock subscription receivable, plus accrued interest receivable	—	—	—	(200)	—	(200)
Deemed Dividend to Seller in excess of the predecessor's basis	—	—	(5,534)	—	(1,172)	(6,706)
Accrued dividends—redeemable preferred stock	—	—	—	—	(1,419)	(1,419)
Net loss	—	—	—	—	(1,090)	(1,090)

Balance at February 1, 2003	45,513,140	46	84	(200)	(3,681)	(3,751)
Issuance of common stock	107,343	—	12	—	—	12
Equity-based compensation expense	—	—	120	—	—	120
Stock subscription receivable, plus accrued interest receivable	—	—	—	(22)	—	(22)
Accrued dividends—redeemable preferred stock	—	—	—	—	(8,363)	(8,363)
Net income	—	—	—	—	25,026	25,026

Balance at January 31, 2004	45,620,483	$46	$216	$(222)	$12,982	$13,022

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Amounts in thousands, except share and per share amounts)

	Year ended February 2, 2002	Period from February 3, 2002 to November 26, 2002	Period from November 27, 2002 to February 1, 2003	Year ended January 31, 2004
	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Operating activities
Net income (loss)	$2,155	$(615)	$(1,090)	$25,026
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,140	15,631	2,299	13,894
Amortization of deferred financing costs	—	—	105	1,209
Write-off of unamortized deferred financing costs	—	—	—	994
Equity-based compensation	—	—	84	120
Deferred income taxes	—	—	(758)	7,701
Non cash interest	—	—	1,432	7,586
Change in operating assets and liabilities:
Accounts receivable	(1,294)	(2,484)	4,451	(363)
Inventories, net	23,058	(39,852)	83,365	18,520
Prepaid expenses	1,824	(1,703)	4,771	291
Accounts payable	(6,997)	12,329	(19,893)	11,843
Accrued expenses	976	(6,049)	11,342	1,716
Income tax payable	—	—	—	10,118
Change in other assets and liabilities	(95)	(1,140)	(4,587)	7,591

Net cash provided by (used in) operating activities	39,767	(23,883)	81,521	106,246

Investing activities
Capital expenditures	(17,873)	(10,561)	(1,782)	(27,406)
Acquisition of Lerner New York Holding, Inc., net of cash acquired	—	—	(194,647)	—

Net cash used in investing activities	(17,873)	(10,561)	(196,429)	(27,406)

Financing activities
Net change in investment by Parent	(22,596)	31,204	—	—
Proceeds from issuance of common and preferred stock	—	—	64,012	—
Proceeds from issuance of $75,000, 10% subordinated note due 2009	—	—	75,000	—
Proceeds (repayment) from issuance of $20,000, subordinated notes due 2007	—	—	20,000	(20,180)
Due (payment) to seller	—	—	39,662	(39,662)
Payment of financing costs	—	—	(3,942)	(24)

Net cash (used in) provided by financing activities	(22,596)	31,204	194,732	(59,866)

Net increase (decrease) in cash	(702)	(3,240)	79,824	18,974
Cash at beginning of period	8,190	7,488	—	79,824

Cash at end of period	$7,488	$4,248	$79,824	$98,798

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$—	$—	$396	$2,529

Cash paid during the period for taxes	$—	$—	$—	$38

See accompanying notes.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

January 31, 2004

1.    Organization and Basis of Presentation of Financial Statements

  Formation of New York & Company, Inc.

        New York & Company, Inc., (the "Company") formerly known as NY & Co. Group, Inc. was incorporated in the State of Delaware on November 8, 2002, and was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and subsidiaries from Limited Brands, Inc. (the "Seller" or the "Limited"), an unrelated company. Lerner Holding's wholly-owned subsidiaries consist of Lerner New York, Inc., Lernco, Inc., and Nevada Receivable Factoring, Inc. On a stand alone basis, without the consolidation of its subsidiaries, New York & Company, Inc. has no significant independent assets or operations. New York & Company, Inc. and its subsidiaries are referred to herein as the "Company." The several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P., (together with any affiliates through which such partnerships invest) are referred to herein as "Bear Stearns Merchant Banking."

        The Company is a specialty retailer of moderately-priced women's apparel and accessories in the United States, serving its customers for over 86 years. The Company designs, sources and markets its proprietary New York & Company merchandise through its national network of 468 retail stores in 43 states, as of January 31, 2004, which are located primarily in major malls and lifestyle centers.

        On November 27, 2002, New York & Company, Inc. completed the acquisition of Lerner Holding for $193,500 plus expenses (the "Acquisition"). The Acquisition was accounted for under the purchase method of accounting with a partial basis adjustment. New York & Company, Inc. funded the Acquisition by: (i) issuing 62,429 shares of Series A Preferred Stock and 45,513,140 shares of Common Stock to Bear Stearns Merchant Banking and members of management for $64,012, (ii) issuing a $75,000 10% Subordinated Note to the Seller, (iii) issuing $20,000 of Senior Subordinated Notes, (iv) entering into a $120,000 Senior Credit Facility of which $4,500 was borrowed at closing, (v) issuing a warrant to an affiliate of the Seller to acquire 8,050,671 shares of Common Stock of the Company at a price of $0.11 per share, valued at $377, and (vi) a liability of $39,662 to the Seller. Fees and expenses, including debt issuance costs associated with the Acquisition, totaling approximately $10,000 were paid with the equity and debt proceeds.

        The term "Successor" refers to New York & Company, Inc. and all its subsidiaries, following the Acquisition on November 27, 2002. The term "Predecessor" refers to Lerner Holding and its subsidiaries prior to being acquired by New York & Company, Inc. on November 27, 2002. Due to the effects of the Acquisition on the recorded basis of assets and liabilities, the financial statements prior to and subsequent to the Acquisition are not comparable.

  Basis of Presentation and Principles of Consolidation

        The consolidated financial statements include the accounts of the Predecessor for the year ended February 2, 2002 ("Fiscal Year 2001") and for the period from February 3, 2002 to November 26, 2002 ("Predecessor 2002"), respectively, and the accounts of the Successor for the period from November 27, 2002 (date of acquisition) to February 1, 2003 ("Successor 2002"), the fiscal year ended January 31, 2004 ("Fiscal Year 2003") and as of February 1, 2003 and January 31, 2004. The financial statements of the Predecessor have in part been derived from the data included in the consolidated financial statements of the Limited for such periods. All significant intercompany transactions have been eliminated. The Company's fiscal year is a 52/53-week year that ends on the Saturday closest to January 31.

2.    Summary of Significant Accounting Policies

Revenue Recognition

        Revenue is recognized at the "point of sale." Revenue for gift certificate sales and store credits is recognized at redemption. Prior to their redemption, the gift certificates and store credits are recorded as a liability.

Reserve for Returns

        Reductions in sales and gross margin are recorded for estimated merchandise returns based on return history and current sales levels.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accounts requiring the use of significant estimates include inventory, income tax, sales return reserve, intangible assets, impairment of long-lived assets and reserves.

Cash and Cash Equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased as cash equivalents.

Inventories

        Inventory consists of finished goods and is valued at the lower of cost or market, as determined by the retail inventory method.

Property and Equipment

        Property and equipment are recorded at cost. Expenditures for new properties and improvements are capitalized, while the cost of repair and maintenance is charged to expense. Tenant allowances and leasehold improvements are depreciated over the lesser of the useful life of the assets or term of the related lease. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for financial statement purposes are as follows:

Useful Life
Land	—
Building	20 years
Store fixtures & equipment	3-10 years
Office furniture, fixtures, and equipment	3-10 years
Leasehold improvements	The lesser of the life of the lease or 10 years.

Cost of Goods Sold, Buying and Occupancy Costs

        Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for our design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Stock-Based Compensation

        The Successor follows Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair-value method of accounting for stock-based compensation.

        As allowed by SFAS 123, the Predecessor elected to recognize compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, the Predecessor did not recognize compensation expense for stock option grants when the exercise price of the option equaled or exceeded the market price of the Limited's common stock on the date of the grant.

        The following table illustrates the effect on net income (loss) if the Predecessor had applied the fair value recognition provisions of SFAS 123:

Stock-Based Compensation	Fiscal Year 2001	Predecessor 2002
Net income (loss), as reported	$2,155	$(615)
Add: Stock compensation cost recorded under APB No. 25	—	—
Deduct: Stock compensation cost, net of income tax calculated under SFAS 123	1,777	1,753

Pro forma net income (loss)	$378	$(2,368)

        For purposes of computing proforma net income (loss), the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $5.84 and $5.31 for grants made during Fiscal Year 2001 and Predecessor 2002, respectively. The following assumptions were used for options granted during Fiscal Year 2001 and Predecessor 2002:

	Fiscal Year 2001	Predecessor 2002
Expected Volatility	41%	42%
Expected Life	4.5 years	4.4 years
Risk-free interest rate	4.0%	3.0%
Expected Dividend Yield	2.3%	2.8%

Marketing

        Marketing costs, which consist primarily of direct mail and point-of-sale advertising costs, are expensed at the time the promotion is mailed or first appears in the store. For Fiscal Year 2001, Predecessor 2002, Successor 2002, and Fiscal Year 2003, marketing costs reported in Selling, General, and Administrative Expenses on the Consolidated Statements of Operations amounted to $23,256, $18,652, $5,051 and $22,415, respectively. As of February 1, 2003 and January 31, 2004 , marketing costs reported in Prepaid Expenses on the Consolidated Balance Sheets, amounted to $779 and $693, respectively.

Pre-Opening Expenses

        Costs, such as advertising and payroll costs incurred prior to the opening of a new store are expensed as incurred.

Store Supplies

        The initial inventory and subsequent shipments of supplies for new stores including, but not limited to, hangers, signage, packaging and point-of-sale supplies, are expensed as incurred by the Successor.

        Prior to the Acquisition, the initial shipment of selling-related supplies including, but not limited to, hangers, signage, security tags and packaging was capitalized at the store opening date by the Predecessor. Subsequent shipments were expensed, except for new merchandise presentation programs, which were capitalized. Store supplies were periodically adjusted for changes in actual quantities or costs.

Deferred Rent

        The Company recognizes the fixed minimum rent expense on non-cancellable leases on a straight-line basis over the term of each individual lease; for contingent rents based upon sales the Company estimates annual contingent rent expense and recognizes one twelfth each month. The difference between recognized rental expense and amounts payable under the lease are recorded as a deferred lease liability. At February 1, 2003 and January 31, 2004, deferred rent was $615 and $4,103, respectively, and is reported in Other Liabilities on the Consolidated Balance Sheets.

Deferred Financing Costs

        Costs related to the issuance of debt are capitalized as Other Assets in the Consolidated Balance Sheets and amortized using the straight-line method over the terms of the related debt. At February 1, 2003 and January 31, 2004, deferred financing costs were $2,022 and $1,658, net of accumulated amortization of $105 and $1,314, respectively. In Fiscal Year 2003, $1,839 of additional deferred financing costs were recorded in Other Assets on the Consolidated Balance Sheets.

        In addition, $994 of deferred financing costs were written-off in connection with the repayment of the Company's $20,000, senior subordinated notes due 2007 and the modification of its senior revolving credit facility.

Interest Expense

        Interest expense, net of interest income, includes primarily interest related to the Company's revolving credit facility, long-term debt and amortization of deferred financing costs.

Impairment of Long-lived Assets

        The Company evaluates the impairment of Long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"). Long-lived assets are evaluated for recoverability in accordance with SFAS 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

        Prior to February 3, 2002, the Company evaluated impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

Intangible Assets

        The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

        Prior to the adoption of SFAS 142 on February 3, 2002, the Predecessor amortized goodwill over 40 years. In Fiscal Year 2001, the Predecessor recorded $200 of amortization related to Intangible Assets.

Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables, and accounts payable. The carrying values of cash and cash equivalents, short-term trade receivables, and accounts payable approximate their fair value due to the short-term maturities of such items.

        The carrying amount of the revolving credit facility approximates its fair value due to the variable interest rate it carries. At January 31, 2004, the fair value of long-term debt was the value determined by the note repurchase agreement entered into on March 16, 2004 (see Subsequent Events).

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations.

Earnings Per Share

        Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options and the warrant as if they were exercised. Due to the net loss for Successor 2002, the effect of the potential exercise of stock options and warrant were not considered in the diluted earnings per share calculation as the impact would have been antidilutive.

        A reconciliation between basic and diluted income per share is as follows:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Net income (loss) available for common stockholders	$2,155	$(615)	$(2,509)	$16,663
Basic EPS
Weighted-average shares outstanding:
Basic common shares	43,759,925	43,759,925	43,759,925	43,760,835

Basic EPS	$0.05	$(0.01)	$(0.06)	$0.38

Diluted EPS
Weighted-average shares outstanding:
Basic common shares	43,759,925	43,759,925	43,759,925	43,760,835
Plus impact of stock options	—	—	—	3,738,670
Plus impact of warrant	—	—	—	6,292,683

Diluted common shares	43,759,925	43,759,925	43,759,925	53,792,188

Diluted EPS	$0.05	$(0.01)	$(0.06)	$0.31

        12,346,416 shares were excluded from Successor 2002 in the above table as the impact would have been antidilutive.

        The Company's Board of Directors approved a 8.7484-for-one stock split of the Company's common stock, that was effective October 6, 2004. In connection therewith, the authorized common stock was increased from 15,000,000, $0.01 par value to 300,000,000, $0.001 par value. All earnings per share amounts and number of shares outstanding, including all common stock equivalents, have been retroactively restated in the accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

January 31, 2004

Recently Issued Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The adoption of this standard did not have an impact on the consolidated financial position, results of operations or cash flows of the Company.

        In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") was issued. This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. Adoption of SFAS 150 will require the Company to report accrued dividends on its Series A redeemable preferred stock as an expense in the Consolidated Statements of Operations and to record the Series A redeemable preferred stock and accrued dividends as Other Liabilities in the Consolidated Balance Sheets.

Significant Risks and Uncertainties

  Concentration of Risk

        The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which are maintained with major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

        Fashion Investment Ltd., Mast Industries Inc., and Li & Fung Ltd. are major apparel suppliers, representing 29%, 24%, and 14%, respectively, of the Company's merchandise purchases during Fiscal Year 2003. China is the Company's largest country source representing 34% of purchases in Fiscal Year 2003. No individual factory represented more than 7% of the Company's merchandise purchases during Fiscal Year 2003. The Company believes that the loss of any one of these suppliers, which it does not anticipate, would not adversely affect the Company's operations.

3.    Acquisition

        On November 27, 2002, New York & Company, Inc. acquired all of the outstanding shares of Lerner Holding for $78,500 in cash, a $75,000, 10% subordinated note to the Seller, a warrant to the Seller to acquire 8,050,671 shares of the common stock of the Company, at a price of $0.11 per share, valued at $377, and a net working capital payment due to the Seller in the amount of $39,662. As of February 1, 2003, $39,662 of the purchase price is reflected in "Due to seller" on the Consolidated Balance Sheet and was paid to the Seller in the first quarter of Fiscal Year 2003.

        The purchase price allocation included acquired intangible assets related to trademarks with indefinite lives. In accordance with SFAS 142, these intangible assets will not be amortized. The remaining purchase price allocation included the partial allocation of fair market value adjustments related to property and equipment, leases, and merchandise inventory. The partial allocation of fair market value to merchandise inventory resulted in an increase to the acquired cost basis of inventory of $34,502. Approximately $28,845 of the $34,502 was reported in Cost of Goods Sold, Buying and Occupancy Costs in 2002, since the related inventory was sold in that period. In the first quarter of Fiscal Year 2003, $5,657 of the inventory valuation write-up was reported in Cost of Goods Sold, Buying and Occupancy Costs, as the remaining inventory was sold. In addition, the acquisition resulted in an excess over cost of $29,921, which was allocated on a pro-rata basis between the Company's intellectual property and property and equipment.

        The following table summarizes the allocation of the aggregate consideration paid to the fair value of the assets acquired and liabilities assumed by the Company in connection with the Acquisition:

Total consideration:
Cash	$78,500
Due to seller	39,662
$75,000, 10% Subordinated note	75,000
Warrant	377
Transaction costs	5,733
Deemed dividend to Seller in excess of predecessor basis	(6,706)

$192,566

Allocation of purchase price:
Current assets	$214,541
Property and equipment	50,316
Other assets	2,637
Intellectual property	14,515
Current liabilities	(84,089)
Other liabilities	(5,354)

$192,566

        In accordance with EITF 88-16, a dividend to Seller was deemed to have been paid and such amount was $6,706 over the Limited's residual interest of 14.86% which was valued at the Predecessor basis.

        The results of operations of Lerner Holding were included in the consolidated results of the Company from November 27, 2002.

        At November 27, 2002 and February 1, 2003, the Company's preliminary estimate for severance and lease termination costs associated with the Acquisition, all of which represent cash expenditures, was approximately $5,675. Lease termination and other related costs of $5,000 related to the closure of 46 retail locations that did not meet financial and strategic objectives. Employee termination costs of $675 related to six staff reductions.

        During Fiscal Year 2003, $1,037 was paid for lease termination and related costs, in connection with the closing of 17 stores. As management implemented its plans, the lease reserves were re-evaluated based on actual costs associated with lease terminations and the execution of the store closure plan. As a result of the re-evaluation, 28 stores included in the initial reserve will remain open until lease expiration, at which point the store will be closed. This resulted in a reduction in the lease termination cost reserve of $2,900, which was reflected in the finalization of the partial purchase price allocation. As of January 31, 2004, the reserve for lease termination and related costs was $1,063, representing one store which is planned to close in 2004. During Fiscal Year 2003, all employee termination plans were completed. Total cash paid for employee terminations in Successor 2002 and Fiscal Year 2003 was $67 and $744, respectively.

        The following table sets forth financial data for the period February 3, 2002 to February 1, 2003 ("Pro forma Fiscal 2002") and Fiscal Year 2003 to give effect to the Acquisition as if the Acquisition was consummated on February 3, 2002:

	Pro forma Fiscal 2002	Fiscal Year 2003
Sales	$931,833	$961,780
Net income (loss)	(8,402)	25,026
Net income (loss) available for common stockholders	$(16,764)	$16,663
Basic earnings (loss) per share:	$(0.38)	$0.38

Diluted earnings (loss) per share:	$(0.38)	$0.31

Weighted average shares outstanding:
Basic	43,759,925	43,760,835

Diluted	43,759,925	53,792,188

        12,346,416 shares were excluded from Pro forma Fiscal 2002 in the above table as the impact would have been antidilutive.

  Letters of Credit

        In connection with the Acquisition, the Company assumed $39,831 of letter of credit accommodations outstanding at the closing date under the Seller's credit facility with a bank.

4.    Proprietary Credit Card

        The Company has a credit card processing agreement with World Financial Network National Bank ("WFN"), which provides the services of its proprietary credit card program. The Company allows payments on this credit card to be made in our stores, as a service to our customers. WFN owns the credit card account, with no recourse from the Company. The Company's receivable due from WFN at any time represents the standard processing time of approximately three days. The amount due on February 1, 2003 and January 31, 2004 was $1,194 and $1,494, respectively. The Company has no off-balance sheet arrangements.

5.    Property and Equipment

        Property and equipment at February 1, 2003 and January 31, 2004 consists of the following:

	February 1, 2003	January 31, 2004
Land	$117	$117
Store fixtures and equipment	22,494	29,740
Office furniture, fixtures, and equipment	1,250	11,177
Leasehold improvements	29,538	34,921
Construction in progress	1,828	2,195

Total	55,227	78,150
Less accumulated depreciation	2,187	14,098

Property and equipment, net	$53,040	$64,052

        Depreciation expense amounted to approximately $19,940, $15,631, $2,187, and $13,266 for Fiscal Year 2001, Predecessor 2002, Successor 2002, and Fiscal Year 2003, respectively.

6.    Commitments and Contingencies

        A summary of rent expense is as follows:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Fixed minimum rentals	$79,275	$63,548	$14,405	$81,441
Contingent rentals	4,895	3,121	1,230	4,653

Total store rentals	84,170	66,669	15,635	86,094
Office space rentals	3,933	3,632	745	4,441
Equipment rentals	1,007	773	151	679

Total rental expense	$89,110	$71,074	$16,531	$91,214

Sublease income	$2,553	$2,103	$366	$2,145

        As of January 31, 2004, the aggregate minimum rent commitments under non-cancellable leases are as follows:

Fiscal Year	Minimum Rent	Sublease Rent
2004	$71,630	$1,528
2005	58,071	941
2006	48,216	797
2007	38,698	635
2008	30,409	578
Thereafter	91,141	855

Total	$338,165	$5,334

        As of January 31, 2004, the Company had open purchase commitments totaling approximately $81,000, of which $79,000 and $2,000 represented merchandise orders and store construction commitments, respectively.

  Legal Proceedings

        A case has been filed by the Center for Environmental Health against Lerner New York and several other retailers of jewelry products in California. It alleges that lead in one of Lerner New York's jewelry products (a metal charm necklace suspended on a flexible cord) sold in California violates the state's Proposition 65 statute, which precludes the sale of products in California that result in exposures to listed chemicals absent a specified warning label. The case is a companion case to a similar case filed by the Attorney General against several retail outlets selling such jewelry. The Company has not been named as a party in the companion case. Violation of the statute exposes the seller to fines as well as injunctive relief. The complaint does not include a request for a specific fine amount.

        There are other various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

  Letters of Credit

        As of February 1, 2003 and January 31, 2004 the Company had approximately $44,043 and $25,530 in commercial and stand-by letters of credit outstanding, respectively, which had arisen in the normal course of business, primarily to secure foreign merchandise purchase commitments.

7.    Employee Benefit Plans

  Savings and Retirement Plan

        The Company contributes to a defined contribution savings and retirement plan ("the SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and have attained the age of 21. Participants may contribute to the SARP an aggregate of up to 15% of their pay. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's annual salary. The Company match is 100% vested at the date earned. In addition, the Company makes a discretionary retirement contribution ranging from 3% to 8% of each participant's pay, based on pay levels. The Company's retirement contribution vests 20% per year, beginning in the third year of service. For Fiscal Year 2001, Predecessor 2002, Successor 2002, and Fiscal Year 2003, the Company's costs under these plans were approximately $5,011, $4,711, $657 and $3,803, respectively.

        In connection with the Acquisition, the Company terminated participation in a non-qualified supplemental retirement plan sponsored by the Seller. The Company assumed the liabilities of the plan, including contributions made by employees and the Predecessor. The liability for the non-qualified plan amounted to $6,446 and $6,106 at February 1, 2003 and January 31, 2004, respectively, and is reported in Other Liabilities on the Consolidated Balance Sheets.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

January 31, 2004

  Pension Plan

        The Company sponsors a single-employer defined benefit pension plan ("Pension Plan") covering substantially all union employees, representing approximately 9% of the Company's workforce at January 31, 2004. The plan provides retirement benefits for union employees who have attained the age of 18 and completed 425 hours of service in the twelve-month period following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the pension plan is to contribute annually the amount necessary to provide for benefits based on accrued service. The Company does not anticipate the need to contribute to the Plan during fiscal year 2004. The Company's pension plan weighted average asset allocation, by asset category, is as follows:

Asset Category	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Equity securities	46%	48%	49%	55%
Fixed income	44%	47%	49%	42%
Cash and cash equivalents	10%	5%	2%	3%

        The Company's investment policy generally targets 45% to 55% in equity securities and fixed income and up to 10% in cash and cash equivalents.

        In consideration of the fund's investment goals, demographics, time horizon available for investment and the overall risk tolerance of the board of trustees (consisting of two union trustees and two employer trustees), a long-term investment objective of long-term income and growth has been adopted for the fund's assets. This is a risk-averse balanced approach that seeks long-term growth in capital along with significant current income.

        The following weighted average assumptions were used to determine benefit obligations:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Discount rate	7.00%	6.72%	6.65%	5.75%

        The following weighted average assumptions were used to determine net periodic benefit cost:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Discount rate	7.25%	7.00%	6.72%	6.65%
Long-term rate of return on assets	7.50%	7.50%	7.50%	8.00%

        The plan measurement date is January 31 for the determination of benefit obligations (with Predecessor 2002 using a date of November 27, 2002) and February 1 through January 31 for the determination of periodic benefit costs (with Predecessor 2002 using February 1, 2002 through November 26, 2002 and Successor 2002 using November 27, 2002 through January 31, 2003).

  Pension Plan (Continued)

        On the Acquisition date, the Company re-measured the acquired accumulated benefit obligation and fair value of Pension Plan assets and recorded a prepaid pension asset for the excess of the fair value of Pension Plan assets over the accumulated benefit obligation, in accordance with SFAS No. 87, "Employers' Accounting for Pension Plans" ("SFAS 87").

        The following table provides information for the pension plan:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Change in benefit obligation:
Benefit obligation, beginning of period	$8,494	$9,829	$9,818	$9,702
Service cost	321	259	53	246
Interest	636	534	103	630
Actuarial (gain) loss	(241)	(35)	(118)	750
Benefits paid	(703)	(769)	(154)	(876)
Amendments	1,322	—	—	—

Benefit obligation, end of period	$9,829	$9,818	$9,702	$10,452

Change in plan assets:
Fair value of plan assets, beginning of period	$12,724	$11,436	$10,379	$9,726
Actual return on plan assets	(585)	(288)	(499)	1,628
Benefits paid	(703)	(769)	(154)	(876)
Company contributions	—	—	—	—

Fair value of plan assets, end of period	$11,436	$10,379	$9,726	$10,478

Funded status	$1,608	$561	$24	$26
Unrecognized net actuarial (gain) loss	(2,797)	(1,759)	504	369
Unrecognized prior service cost	1,283	1,224	—	—

Prepaid benefit cost	$94	$26	$528	$395

        Net pension cost includes the following components:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Components of net periodic benefit cost:
Service cost	$321	$259	$53	$246
Interest cost	636	534	103	630
Expected return on plan assets	(929)	(687)	(123)	(743)
Amortization of prior service cost	41	58	—	—
Recognized net actuarial gain	(163)	(98)	—	—

Net periodic benefit cost	$(94)	$66	$33	$133

  Pension Plan (Continued)

        The following schedule shows the expected benefit payments over the next 10 years:

Fiscal Year	Amount
2004	$940
2005	926
2006	911
2007	904
2008	883
2009–2013	4,113

Total	$8,677

8.    Stock-Based Compensation

        On November 27, 2002, the Company adopted a stock option plan under which it may grant non-qualified and incentive stock options to purchase up to 12,725,484 shares of the Company's Common Stock $0.001 par value to executives, consultants, directors, or other key employees. Options have a maximum term of up to ten years. Upon grant, the Compensation Committee of the Board of Directors will determine the exercise price and term of any option at its discretion. The exercise price of an incentive stock option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value on such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all equity incentive plans of the Company, may not exceed $100. Vesting provisions for both non-qualified and incentive stock options are determined by the Compensation Committee of the Board of Directors at the date of option grants; however, subject to certain restrictions, all outstanding options may vest upon a sale of the Company.

        There were 9,093,612 options outstanding as of January 31, 2004. These options vest according to three methods: (i) 3,266,513 options vest 20% November 27 each year through 2006, of which 1,059,991 were vested on January 31, 2004; (ii) 2,913,541 options vest on the basis of achieving minimum EBITDA levels of $57,165, $62,714, $69,240 and $75,105 on January 31, 2004, January 29, 2005, January 28, 2006 and February 3, 2007, respectively, of which 734,839 options were vested on January 31, 2004; and (iii) 2,913,558 options vest 100% on the date BSMB/NYCG LLC receives a minimum cash return on its original investment of 2.5 times if realized before 2005, with the hurdle increasing to 5.0 times if realized by 2008.

        A summary of the status of the Company's stock option plan as of February 1, 2003 and January 31, 2004, and changes during the periods ending on those dates is presented below:

	February 1, 2003		January 31, 2004
	Number of Shares	Weighted- average Exercise Price	Number of Shares	Weighted- average Exercise Price
Outstanding beginning of period	—	$—	7,596,096	$0.11
Granted	7,627,669	0.11	1,740,739	0.11
Exercised	—	—	—	—
Forfeited	(31,573)	0.11	(243,223)	0.11

Outstanding end of period	7,596,096	0.11	9,093,612	0.11

Exercisable at end of period	501,345	$0.11	1,794,830	$0.11

        The following table summarizes information concerning currently outstanding options at January 31, 2004:

Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Exercise Price	Number of Shares Exercisable	Exercise Price
9,093,612	8.9	$0.11	1,794,830	$0.11

        Shares reserved under the plan at January 31, 2004 amounted to 3,631,872.

        In accordance with SFAS 123, for compensation expense purposes, the fair value of each option granted is estimated on the date granted using the Minimum-value option-pricing model for all employees and non-employee board members. This resulted in a weighted-average fair value of $0.04 and $0.13 for options granted during Successor 2002 and Fiscal Year 2003, respectively. The following assumptions were used for options granted in Successor 2002 and Fiscal Year 2003:

	Successor 2002	Fiscal Year 2003
Expected Volatility	—	—
Expected Life	10 years	5 years
Risk-free interest rate	4.32%	3.00%
Expected Dividend Yield	0%	0%

        During Successor 2002 and Fiscal Year 2003, the Company issued 1,771,140 and 107,343 shares, respectively, of its common stock to employees in exchange for cash and promissory notes, subject to partial-recourse. The shares issued for promissory notes are being held as collateral against the repayment of such notes. The fair value of the compensation expense was estimated on the date the common stock was issued using the Minimum-value option-pricing model, which resulted in a compensation charge of $70 and $10 during Successor 2002 and Fiscal Year 2003, respectively.

        The total stock-based compensation expense, including amounts in the preceding paragraph and stock-based compensation expense attributable to the 7,627,669 and 1,740,739 options granted in Successor 2002 and Fiscal Year 2003, was $84 and $120, respectively.

        The Predecessor granted options to officers and key employees to participate in the Limited's stock option and restricted stock plans. Options have a maximum term of ten years and generally vest over periods from four to six years. The Predecessor adopted the disclosure-only portions of SFAS 123.

        Restricted shares generally vest over a period from three to six years. The market value of restricted stock granted to employees is amortized ratably as compensation expense over the vesting period. Compensation expense for restricted stock granted to the employees amounted to $562 and $355 in Fiscal Year 2001 and Predecessor 2002, respectively.

        A summary of the status of the Predecessor's share of the Limited's stock option plan as of February 2, 2002 and November 26, 2002, and changes during the periods ending on those dates is presented below:

	Fiscal Year 2001		Predecessor 2002
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding beginning of period	1,795,225	$13.11	1,908,714	$13.43
Granted	285,775	17.27	228,600	16.93
Exercised	(65,851)	10.57	(171,673)	12.44
Forfeited	(106,435)	20.13	(207,851)	15.55

Outstanding end of period	1,908,714	13.43	1,757,790	13.73

Exercisable at end of period	788,102	$12.40	1,296,400	$12.56

        In accordance with APB No. 25, no compensation expense was recorded during Fiscal Year 2001 and Predecessor 2002.

        All unvested stock options and restricted shares at the date of the Acquisition were canceled. All vested stock options and restricted shares at the date of the Acquisition are the liability of the Seller.

9.    Accrued Expenses

        Accrued expenses at February 1, 2003 and January 31, 2004 consist of the following:

	February 1, 2003	January 31, 2004
Compensation and benefits	$13,407	$16,064
Gift cards and certificates	8,099	9,589
Insurance	5,077	6,814
Reserves for exit costs	5,000	1,063
Transition services	3,988	3,073
Occupancy and related	3,619	2,581
Other taxes	4,857	5,064
Vendor cancellation reserve	1,161	3,117
Other	6,567	6,126

Total Accrued expenses	$51,775	$53,491

10.    Revolving Credit Facility

        On November 27, 2002, the Company entered into a $120,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders, which contains a $75,000 letter of credit accommodation sub-limit and matures on November 27, 2005. In December 2003, the Credit Facility was amended to reduce the Credit Facility to $90,000 and to modify the monthly borrowing base calculation and availability. The company recognized a charge of $427 for the write-off of unamortized deferred financing fees in connection with the modification and amendment of the Credit Facility, which is reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statement of Operations.

        Maximum availability for loans and letters of credit accommodations under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. Based on this calculation, the maximum amount available for loans and letters of credit accommodations at February 1, 2003 and January 31, 2004 was $38,602 and $25,548, net of letters of credit accommodations outstanding, respectively. Commercial and standby letters of credit outstanding under the Credit Facility at February 1, 2003 and January 31, 2004 were approximately $36,243 and $25,530, respectively. As of February 1, 2003 and January 31, 2004 there were no loans outstanding under the Credit Facility.

        Amounts outstanding under the Credit Facility bear interest at a rate equal to, at the Company's option, the Prime Rate, or Eurodollar Rate; plus, in either case, a margin ranging from 0.00% to 2.50%. The additional margin adjusts according to a performance pricing grid based on the Company's EBITDA. The average interest rate under the Credit Facility for the period ended February 1, 2003 and January 31, 2004 was 4.50% and 4.23%, respectively. The Company is also required to pay the lenders a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.25% to 0.50% per annum. Fees for outstanding letters of credit range from 1.50% to 1.75%. The Credit Facility contains certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases.

        The lenders have been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of the Company and certain of its subsidiaries, as collateral for the Company's obligations under the Credit Facility.

        Borrowings under the Credit Facility are due November 27, 2005, and may be borrowed, repaid and reborrowed prior to maturity.

11.    Long-Term Debt

        In connection with the Acquisition, on November 27, 2002 the Company issued: (i) a $75,000 subordinated note bearing interest (the "10% Subordinated Note") and (ii) $20,000 of senior subordinated notes bearing interest at a rate equal to the prime rate plus 6.25% (the "$20,000 Subordinated Notes"). The 10% Subordinated Note was issued to the Seller as part of the purchase price for Lerner New York, Inc. and the $20,000 Subordinated Notes were issued to a lender and the proceeds used to effect the Acquisition on the closing date.

        The 10% Subordinated Note requires the Company to meet certain financial tests including Total Leverage ratio and EBITDA tests and contains certain restrictive covenants including (i) indebtedness, liens and guarantees, (ii) mergers, consolidations and certain types of acquisitions and asset sales, and (iii) dividends and stock purchases. The Holder holds no security interest or lien in any property or assets of the Company or any of its subsidiaries as security for the obligations under the note. Interest payments are scheduled annually in arrears, commencing November 26, 2003. On each scheduled interest payment date, the principal balance is reset to include all accrued and unpaid interest. On November 26, 2008 all accrued and unpaid interest is due in full. The note matures on November 26, 2009, at which time any unpaid principal and interest is due.

        In 2003, the Company repurchased the $20,000 Subordinated Notes for $20,000 of principal plus $180 of accrued interest. This resulted in the recognition of a $767 charge, consisting of a $200 early termination fee and the write-off of $567 in unamortized deferred financing costs associated with the $20,000 Subordinated Notes. These amounts are reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statement of Operations.

        The carrying amounts and fair values of debt as of February 1, 2003 and January 31, 2004, are as follows:

	February 1, 2003		January 31, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
$75,000 10% Subordinated note due 2009	$75,000	$75,000	$82,500	$82,500
$20,000, Senior Subordinated notes due 2007	20,029	20,029	—	—

Long-Term Debt	$95,029	$95,029	$82,500	$82,500

        At January 31, 2004, the fair value of long-term debt is the value determined by the note repurchase agreement entered into on March 16, 2004 (see Subsequent Events).

        At February 1, 2003 and January 31, 2004, accrued interest payable on long-term debt is $1,432 and $1,492, respectively, and is reported in Other Liabilities on the Consolidated Balance Sheets.

12.    Income Taxes

        Income taxes consist of:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Federal:
Current	$1,331	$(149)	$—	$8,363
Deferred	—	—	(647)	5,582
State and Local:
Current	399	(40)	—	2,493
Deferred	—	—	(111)	2,119

	$1,730	$(189)	$(758)	$18,557

        The approximate tax effect of items giving rise to the deferred income tax asset recognized in the Company's Balance Sheets is as follows:

	February 1, 2003	January 31, 2004
Net operating loss carry forward	$6,458	$—
Financing costs	1,533	904
Accrued expenses	1,482	3,290
Fixed assets and intangible assets	5,867	615
Inventory	215	1,586
Other assets	1,301	676
Prepaid costs	(6,147)	(5,100)

Total deferred tax assets	10,709	1,971

Valuation allowance	—	—

Net deferred tax assets	$10,709	$1,971

        The Predecessor's income tax obligations are treated as being settled through the intercompany accounts as if the company was filing its income tax returns on a separate company basis. In addition, the Predecessor included its deferred tax assets in its intercompany accounting with the Limited.

        During Fiscal Year 2003, the Company utilized its $19,930 of net operating loss carryforwards which originated during Successor 2002, realizing an income tax benefit of $6,458. As of January 31, 2004, the Company had no Federal net operating loss carryforwards.

        A reconciliation of the Statutory Federal income tax expense is as follows:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Statutory 35% federal tax	$1,360	$(281)	$(647)	$15,254
State and local income taxes, net of Federal income tax benefit	259	(47)	(111)	2,777
Other, net	111	139	—	526

Income tax (benefit) expense	$1,730	$(189)	$(758)	$18,557

13.    Related Party Transactions

Subsequent to the Acquisition

  Transition Service Agreements

        In conjunction with the Acquisition, the Company entered a service agreement whereby the Seller provides services including transitional logistics and related tax, information technology, real estate, treasury and cash management, and store design and construction services as the Company establishes stand-alone operations. These agreements are for terms from 4 up to 45 months. Service costs are determined based on various methods, including customary, pass-through, percent of sales, and fixed fee billings, as required by the agreement. During Fiscal Year 2003, the transition service agreements, with the exception of the Technical Services and Distribution Services Agreements, terminated by contract or voluntarily by the Company.

  Lease Guarantees and Subleases

        The Seller guarantees approximately 163 store leases and the corporate office lease at January 31, 2004. The Seller is not obligated to extend guarantees past the original lease terms and it is the Company's obligation to remove the Seller as guarantor on any lease extension or renewal.

        As of January 31, 2004, six stores are subject to sublease agreements ("the Store Leases Agreement") with the Seller for stores where the Company occupies space that the Seller leases from third-party landlords. Under the terms of the Store Leases Agreement, the Company is responsible for its proportionate share, based on the size of its selling space, and all costs which consist primarily of rent; excess rent, if applicable; maintenance; taxes; and utilities.

        In connection with the acquisition, the Company entered into a covenant agreement with respect to the Seller's guaranteed leases, the sublease agreements, and the guarantee reimbursement obligation of the Company. The agreement contains certain restrictive covenants, including limitations on indebtedness, dividends and stock repurchases. The covenant agreement terminates upon the earliest of: (i) the date which projected guaranteed rental payments is less than $40,000, (ii) December 31, 2005, (iii) a letter of credit is issued to the Seller in an amount equal to the present value of the guaranteed leases minimum rental payments or, (iv) in connection with the acquisition or merger of the Company with another party who assumes the guarantee reimbursement obligation. The Company has issued no letters of credit related to the guaranteed leases, the sublease agreement or the guarantee reimbursement obligation.

        The following table summarizes the related party transactions between the Company and the Limited and its wholly-owned subsidiaries:

	Fiscal Year 2001	Predecessor 2002	Successor 2002	Fiscal Year 2003
Mast Industries Inc. purchases	$100,650	$98,810	$13,739	$109,610
Store leasing, construction and management	157,317	141,567	27,559	74,848
Capital expenditures	13,708	5,165	787	280
IT and corporate transaction	58,894	33,458	6,151	21,618
Inbound and outbound freight	19,317	20,561	3,709	23,739
Compensation and benefits	10,013	14,183	711	2,580

	$359,899	$313,744	$52,656	$232,675

        Included in current liabilities are amounts due to the Limited at February 1, 2003 and January 31, 2004, of $7,610 and $9,577, respectively.

        The following table summarizes activity in the net investment by the Limited account for Fiscal Year 2001 and Predecessor 2002:

	Fiscal Year 2001	Predecessor 2002
Balance, beginning of period	$142,467	$122,026
Transactions with related parties	359,899	313,744
Centralized cash management and transfers	(382,495)	(282,540)
Net income (loss)	2,155	(615)

Balance, end of period	$122,026	$152,615

  Advisory Services

        The Company has an Advisory Services Agreement with Bear Stearns Merchant Manager II, LLC. The services consist of formulating and implementing business strategies, including identifying and assisting the Company in evaluating corporate opportunities, such as marketing opportunities and financial strategies. Under the terms of the Advisory Services Agreement, at the closing of the Acquisition, the Company paid a transaction fee equal to $4,000 in connection with services rendered in connection with the Acquisition. The Advisory Services Agreement calls for an annual advisory fee, payable in advance in quarterly installments, equal to the greater of $750 or 2.5% of EBITDA. The Company recorded $132 and $1,940 of advisory fees in Selling, General and Administrative expenses in Successor 2002 and Fiscal Year 2003, respectively. As of February 1, 2003, $197 of advisory fees were included in Prepaid Expenses. As of January 31, 2004, $698 of advisory fees were included in Accrued Expenses. The Company paid Bear Stearns Merchant Manager II, LLC such fees in the amounts of $329 and $1,045 in Successor 2002 and Fiscal Year 2003, respectively. The agreement terminates on November 27, 2012.

Prior to the Acquisition

        Transactions between the Predecessor and the Limited and its wholly-owned subsidiaries commonly occurred in the normal course of business. The Limited performed various centralized services including, but not limited to human resources and benefits, information technology, logistics and distribution, store design and store construction, real estate, tax, legal, travel, treasury and cash management. The Predecessor was charged by the Limited for corporate costs relating to these transactions and other services, using the following methodologies:

  •
  Direct Costs—cost incurred by the Limited on behalf of the Predecessor or a group of the Limited subsidiaries that are charged directly to the Predecessor. These costs are included within Cost of Goods Sold, Buying and Occupancy Costs and Selling, General and Administrative Expenses in the Consolidated Statements of Operations, as appropriate.

  •
  Corporate overhead allocations—overhead costs not charged specifically to the Predecessor are generally allocated based on the Predecessor's sales and selling square feet in relation to totals for the Limited. These costs are included in the Consolidated Statements of Operations as Selling, General and Administrative Expenses. Management believes that the basis of overhead allocation utilized by the Limited is reasonable and consistent.

        Information with regard to other significant related party transactions is as follows:

        In Predecessor 2002, the Predecessor recorded an expense of $2,860 in November 2002 related to payments to be made by the Limited to key executives for completing the sale and their retention. These payments were made between May 2003 and May 2004 and the cash funding was provided by the Limited. These expenses were one time payments and are included in Selling, General and Administrative Expenses.

        The Predecessor participated in the Limited's centralized cash management system. Cash received from the Predecessor's operations were transferred to the Limited's centralized cash accounts and cash disbursements were funded from the centralized cash accounts on a daily basis. No interest has been charged or earned on the cash management account. Under this system, the Predecessor has had no external sources of financing, such as available lines of credit, as may be necessary to operate independently.

        Significant purchases are made from Mast Industries, Inc. ("Mast"), a wholly-owned subsidiary of the Limited. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

14.    Redeemable Preferred Stock

        In connection with the Acquisition, the Company issued 58,257 shares of its non-voting, Series A Redeemable Preferred Stock, $0.01 par value ("Series A Preferred Stock") to an investor for $58,257.

        On November 27, 2002, the Company issued 4,172 shares of Series A Preferred Stock to employees for $831 in cash and promissory notes totaling $3,341. Approximately $912 of the promissory notes bears interest at 1.82% per annum and were paid in March of 2003. The remaining $2,429 of the promissory notes bears interest at 3.06% and are due on November 27, 2009. In Fiscal Year 2003, the Company issued 147 shares of its Series A Preferred Stock to employees for promissory notes totaling $147. The promissory notes bear interest at 2.96% per annum and are due on April 1, 2010. The promissory notes are secured by all of the shares issued to the respective employees. At February 1, 2003 and January 31, 2004, promissory notes, plus accrued interest income, in the amounts of $2,429 and $2,661, respectively, were outstanding and reported as a reduction to Series A Redeemable Preferred Stock on the Consolidated Balance Sheets.

        The Company's Series A Preferred Stock accrues dividends at 12.5% per annum at a liquidation value of $1,000 per share and are cumulative. The shares are mandatorily redeemable at the liquidation value at the earliest of an initial public offering of the Company's stock, a sale of the Company or 8 years from the date of issue or at any time at the Company's option, at a price per share of $1,000, plus all accrued and unpaid dividends. Cumulative dividends are payable quarterly on March 31, June 30, September 30 and December 31 of each year, based on face value, subject to restrictions under the Credit Facility, 10%, Subordinated Note, Seller Covenant Agreement, and Board of Director Approval. Dividends not declared and paid will also accrue dividends at the same annual rate and remain accumulated dividends until paid. If the Company elects not to pay a cash dividend for any quarter, then the Series A Preferred Stock will be treated for purposes of the payment of future dividends and upon redemption or liquidation as if an in-kind dividend had been paid. As of January 31, 2004, the liquidation preference of the Series A Preferred Stock was $72,358, as the Company elected not to pay cash dividends in Fiscal Year 2003 and Successor 2002.

15.    Stockholders' Equity

        In connection with the Acquisition, the Company issued 42,470,131 shares of its voting, common stock, $0.001 par value ("Common Stock") to an investor for $4,855. Additionally, the Company issued a warrant to the Seller, which provided the Seller with the right to purchase 8,050,671 shares of Common Stock at a price of $0.11 per share.

        The warrant was exercisable at any time before November 27, 2012. The fair value of the warrant on the date of issuance was estimated to be $377.

        On November 27, 2002, the Company issued 3,043,009 shares of Common Stock to employees for $71 in cash and promissory notes totaling $276. Approximately $76 of the promissory notes bear interest at 1.82% per annum and were paid in March of 2003. The remaining $200 of the promissory notes bear interest at 3.06% and are due on November 27, 2009. In Fiscal Year 2003, the Company issued 107,343 shares of its Common Stock to employees for promissory notes totaling $12. The promissory notes bear interest at 2.96% per annum and are due on April 1, 2010. The promissory notes are secured by all of the shares issued to the respective employees. Common stock promissory notes, plus accrued interest receivable are reported in "Stock subscription receivable" on the Consolidated Balance Sheets.

16.    Product Sales

        The Company operates in one business segment. Sales by product are as follows:

	Year ended February 2, 2002	Period from February 3, 2002 to November 26, 2002	Period from November 27, 2002 to February 1, 2003	Year ended January 31, 2004
	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Product Sales
Women's Apparel Net Sales	$832,104	$626,197	$195,649	$835,787
Women's Accessories Net Sales	108,126	80,315	29,672	125,993

Total Company Net Sales	$940,230	$706,512	$225,321	$961,780

	Year ended February 2, 2002	Period from February 3, 2002 to November 26, 2002	Period from November 27, 2002 to February 1, 2003	Year ended January 31, 2004
	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Product Sales Percentage of Total Net Sales
Women's Apparel	88.5%	88.6%	86.8%	86.9%
Women's Accessories	11.5%	11.4%	13.2%	13.1%

Total Company	100.0%	100.0%	100.0%	100.0%

17.    Subsequent Events

       On March 16, 2004, the Company amended and restated its Credit Facility. The amended and restated Credit Facility consists of (i) a three-year $90,000 revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75,000), and (ii) a $75,000 term loan facility (the "Term loan"). The Term loan is due on the earlier of five years or upon the termination of the revolving Credit Facility.

        Revolving loans under the amended and restated credit facilities will bear interest, at the Company's option, either at a floating rate equal to Eurodollar rate plus a margin of between 2.00% and 2.50% per year, or the Prime rate plus a margin of between 0.00% and 0.50% per year, in each case depending upon our financial performance. The Term loan will bear interest at a floating rate equal to the greater of 6.75% or the Eurodollar rate plus 5.50% per year. In addition, the lenders under the revolving Credit Facility will be paid a monthly fee on a portion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum depending upon the Company's financial performance.

        Maximum availability for loans and letters of credit accommodations under the amended and restated credit facilities is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets, in addition to, restrictions on minimum earnings, liquidity, and coverage levels. The amended and restated Credit Facility contains certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases. The lenders have been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of the Company and certain of its subsidiaries, as collateral for the Company's obligations under the amended and restated Credit Facility. In addition, New York & Company, Inc. and all of its subsidiaries have fully and unconditionally guaranteed the Credit Facility, and such guarantees are joint and several. The amended and restated Credit Facility contains restrictive covenants, limiting the payment of dividends to New York & Company, Inc. by its subsidiaries, determined by the Company's (i) net income, (ii) liquidity, (iii) indebtedness, and (iv) a change in ownership of the Company.

        In addition, on March 16, 2004, the $75,000 term loan proceeds, in addition to $32,200 of cash on-hand were used to: (i) repurchase from the Seller the 10% Subordinated Note for $85,000, which includes $75,000 of principal and all accrued and unpaid interest, (ii) repurchase from the Seller their Common Stock purchase warrant to acquire 8,050,671 shares of the Company's Common Stock at $0.11 per share for $20,000, and (iii) pay $2,200 of fees and expenses associated with the transactions. In connection with the 10% Subordinated Note and warrant repurchase, the Company entered into an agreement with the Seller, which provides, among other things, if a) on or before December 31, 2004, (i) the Company files a public offering of its Common Stock, or (ii) the Company is acquired and b) the related transaction value exceeds approximately $157,000, the Company shall pay to the Seller an amount in cash equal to approximately 6.38% of the implied equity value of the transaction over $157,000. The Company measured the fair value of this obligation on March 16, 2004, and reported $16,271 as a reduction in Stockholders' Equity (deficit) and as an obligation reported as Other Current Liabilities on the Consolidated Balance Sheet. All subsequent changes in fair value of the obligation will be reported in earnings and reported on the Consolidated Statement of Operations as a Loss on Derivative Instrument. On May 1, 2004, the Company re-measured the fair value of the derivative obligation, which resulted in a charge to earnings of $2,466 in the first quarter of 2004.

        Unamortized deferred financing costs related to the 10% Subordinated Note in the amount of $352 will be written-off and reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statements of Operations.

        On May 19, 2004, the Company entered into a new credit facility comprised of a five-year $75,000 junior secured term loan. The proceeds from the new credit facility were used to repurchase $62,500 of Series A Preferred Stock, plus $12,500 of accrued dividends. The remaining one share of preferred stock will be repurchased immediately prior to the consummation of this offering. The Company incurred $1,900 of fees and expenses related to the transaction.

        Concurrently upon entering into the new credit facility, the vesting of certain of the stock options issued pursuant to grants under the Company's stock option plan were accelerated. The total number of shares of Common Stock underlying such vested options is 4,523,395, 1,854,267 of which were exercisable as a result of accelerated vesting and 2,669,128 of which were options that had previously vested. As a result, the Company recorded $404 of compensation expense related to accelerated vesting in the second quarter of 2004.

        Prior to May 19, 2004, promissory notes made by certain members of the Company's senior management in the aggregate principal amount of $2,789 were issued in connection with these executives' purchase of Common Stock and Series A Preferred Stock. On May 19, 2004, all of these notes were repaid in conjunction with the closing of the new credit facility and the repurchase of the Series A Preferred Stock.

        On May 19, 2004 certain of the Company's executive officers were granted stock options for a total of 630,663 shares of its common stock at an exercise price of $3.23 per share. Such options were immediately exercisable upon grant. In connection with these grants, the Company recorded compensation expense in the amount of $4,340 in the second quarter of 2004.

        On July 1, 2004 the Company funded and distributed the assets of its terminated non-qualified deferred compensation plan that had been assumed from the Limited. Such distribution resulted in cash payments to executive officers of $2,075 out of a total $5,880 distributed.

New York & Company, Inc. and Subsidiaries

Consolidated Balance Sheets
(Unaudited)
(Amounts in thousands, except share and per share amounts)

	January 31, 2004 (1)	July 31, 2004
Assets
Current assets:
Cash and cash equivalents	$98,798	$65,881
Accounts receivable	10,866	15,516
Inventories, net	78,220	80,078
Prepaid expenses	14,908	16,506
Deferred income taxes	89	1,587
Other current assets	2,192	1,401

Total current assets	205,073	180,969
Property and equipment, net	64,052	73,411
Intangible assets	14,515	14,515
Deferred income taxes	1,882	2,876
Other assets	4,079	8,148

Total assets	$289,601	$279,919

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$47,771	$49,012
Accrued expenses	53,491	53,500
Income taxes payable	10,118	1,964
Other current liabilities	—	33,038

Total current liabilities	111,380	137,514
Long-term debt	82,500	150,000
Series A redeemable preferred stock	—	1
Other liabilities	13,002	6,624

Total liabilities	206,882	294,139

Commitments and contingencies	—	—
Series A redeemable preferred stock, 12 1/2% cumulative, non-voting, par value $0.01; 5,000,000 shares authorized; 62,576 and 1 share(s) issued and outstanding (aggregate liquidation preference of $1,000 per share plus unpaid dividends) at January 31, 2004 and July 31, 2004, respectively	69,697	—
Stockholders' equity (deficit):
Common stock, voting, par value $0.001; 300,000,000 shares authorized; 45,620,483 and 45,638,058 shares issued and outstanding at January 31, 2004 and July 31, 2004, respectively	46	46
Additional paid-in capital	216	4,629
Less stock subscription receivable	(222)	—
Retained earnings (deficit)	12,982	(18,895)

Total stockholders' equity (deficit)	13,022	(14,220)

Total liabilities and stockholders' equity (deficit)	$289,601	$279,919

(1)
Balance Sheet as of January 31, 2004 derived from audited consolidated financial statements.

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share amounts)

	26 Weeks Ended August 2, 2003	26 Weeks Ended July 31, 2004
Net sales	$436,460	$494,919
Costs of goods sold, buying and occupancy costs	321,097	322,956

Gross profit	115,363	171,963
Selling, general and administrative expenses	107,620	126,872

Operating income	7,743	45,091
Interest expense, net of interest income of $202 and $391, respectively	5,683	4,678
Accrued dividends-redeemable preferred stock	—	2,703
Loss on modification and extinguishment of debt	—	352
Loss on derivative instrument	—	16,768

Income before income taxes	2,060	20,590
Provision for income taxes	456	16,533

Net income	1,604	4,057
Accrued dividends-redeemable preferred stock	4,019	—

Net income (loss) available for common stockholders	$(2,415)	$4,057

Basic earnings (loss) per share:	$(0.06)	$0.09

Diluted earnings (loss) per share:	$(0.06)	$0.08

Weighted average shares outstanding:
Basic	43,760,660	44,513,723

Diluted	43,760,660	51,275,387

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)
(Unaudited)
(Amounts in thousands, except share amounts)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Stock Subscriptions	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount				Total
Balance at January 31, 2004	45,620,483	$46	—	$—	$216	$(222)	$12,982	$13,022
Purchase of treasury stock	—	—	(53,671)	(173)	—	—	—	(173)
Stock options exercised	17,575	—	53,671	173	(165)	—	—	8
Equity based compensation expense	—	—	—	—	4,915	—	—	4,915
Stock subscription receivable, plus accrued interest receivable	—	—	—	—	—	222	—	222
Repurchase of warrant	—	—	—	—	(337)	—	(35,934)	(36,271)
Net income	—	—	—	—	—	—	4,057	4,057

Balance at July 31, 2004	45,638,058	$46	—	$—	$4,629	$—	$(18,895)	$(14,220)

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Unaudited)
(Amounts in thousands, except share amounts)

	26 Weeks Ended August 2, 2003	26 Weeks Ended July 31, 2004
Operating activities
Net income	$1,604	$4,057
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,070	8,991
Amortization of deferred financing costs	670	612
Write-off of unamortized deferred financing costs	—	352
Equity-based compensation	67	4,915
Deferred income taxes	441	(2,492)
Non cash interest	3,891	—
Loss on derivative instrument	—	16,768
Change in operating assets and liabilities:
Accounts receivable	(1,149)	(4,650)
Inventories, net	9,447	(1,858)
Prepaid expenses	1,078	(1,598)
Accounts payable	18,531	1,241
Accrued expenses	(2,322)	9
Income tax payable	2	(8,154)
Change in other assets and liabilities	1,642	(5,603)

Net cash provided by operating activities	39,972	12,590

Investing activities
Capital expenditures	(10,792)	(18,081)

Net cash used in investing activities	(10,792)	(18,081)

Financing activities
Proceeds from issuance of long-term debt	—	150,000
Repayment of $75,000 10% subordinated note	—	(82,500)
Repurchase common stock warrant	—	(20,000)
Payment to seller	(39,662)	—
Prepayment to senior revolving credit facility	(21,000)	—
Payment of financing costs	—	(4,046)
Redemption of Series A preferred stock	—	(69,696)
Proceeds from stock subscription receivable	—	222
Proceeds from stock options exercised	—	8
Payment of offering costs related to initial public offering	—	(1,241)
Purchase of treasury stock	—	(173)

Net cash used in financing activities	(60,662)	(27,426)

Net decrease in cash	(31,482)	(32,917)
Cash at beginning of period	79,824	98,798

Cash at end of period	$48,342	$65,881

Supplemental disclosure of non-cash financing activities
Issuance of derivative instrument for warrant	$—	$16,271

See accompanying notes.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share and per share amounts)
July 31, 2004

1.    Organization and Basis of Presentation

Basis of Presentation and Principles of Consolidation

        New York & Company, Inc. (together with all its subsidiaries, the "Company") is a specialty retailer of moderately-priced women's apparel and accessories in the United States, serving its customers for over 86 years. The Company designs, sources and markets its proprietary New York & Company merchandise through its national network of 474 retail stores in 43 states, which are located primarily in major malls and lifestyle centers.

        The accompanying consolidated financial statements include the accounts for New York & Company, Inc. and all its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        The consolidated financial statements as of July 31, 2004 and for the twenty-six week periods ended August 2, 2003 and July 31, 2004 are unaudited and are presented pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for fiscal year 2003 contained in this registration statement on Form S-1. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods.

        Due to seasonal variations in the retail industry, the results of operations for any interim period are not necessarily indicative of the results expected for the full fiscal year.

2.    Stock-Based Compensation

        The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair-value method of accounting for stock-based compensation. During the twenty-six weeks ended August 2, 2003 and July 31, 2004 the Company recorded stock-based compensation expense in the amounts of $67 and $4,915, respectively.

        The Company granted 1,671,268 stock options at an exercise price of $0.11 during the twenty-six weeks ended August 2, 2003 and 1,146,767 stock options at an exercise price of $3.23 during the twenty-six weeks ended July 31, 2004.

        Included in the amounts discussed above are the following:

        Concurrently upon entering into the new credit facility on May 19, 2004 (see Long-Term Debt and Revolving Credit Facilities), the vesting of 1,854,267 of the stock options issued pursuant to grants under the Company's stock option plan were accelerated. As a result, the Company recorded $404 of compensation expense related to accelerated vesting during the twenty-six weeks ended July 31, 2004.

        On May 19, 2004 certain of the Company's executive officers were granted stock options for a total of 630,663 shares of its common stock at an exercise price of $3.23 per share. Such options were immediately exercisable upon grant. In connection with these grants the Company recorded compensation expense in the amount of $4,340 during the twenty-six weeks ended July 31, 2004.

3.    Earnings Per Share

        Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of outstanding common shares for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of all outstanding stock options and the warrant as if they were exercised.

        A reconciliation between basic and diluted earnings per share is as follows:

	26 Weeks Ended August 2, 2003	26 Weeks Ended July 31, 2004
Net income available for common stockholders	$(2,415)	$4,057
Basic EPS
Weighted-average shares outstanding:
Basic common shares	43,760,660	44,513,723

Basic EPS	$(0.06)	$0.09

Diluted EPS
Weighted-average shares outstanding:
Basic common shares	43,760,660	44,513,723
Plus impact of stock options	—	4,833,674
Plus impact of warrant	—	1,927,990

Diluted common shares	43,760,660	51,275,387

Diluted EPS	$(0.06)	$0.08

        7,808,752 shares were excluded from the twenty-six weeks ended August 2, 2003 in the above table as the impact would have been antidilutive.

        The Company's Board of Directors approved a 8.7484-for-one stock split of the Company's common stock, that was effective October 6, 2004. In connection therewith, the authorized common stock was increased from 15,000,000, $0.01 par value to 300,000,000, $0.001 par value. All earnings per share amounts and number of shares outstanding, including all common stock equivalents, have been retroactively restated in the accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements.

4.    Employee Benefit Plans

        The Company sponsors a single-employer defined benefit pension plan covering substantially all union employees. The plan provides retirement benefits for union employees who have attained the age of 18 and completed 425 hours of service in the twelve-month period following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the plan is to contribute annually the amount necessary to provide for benefits based on accrued service. The Company does not anticipate the need to contribute to the plan during fiscal 2004.

        Net pension cost includes the following components:

	26 Weeks Ended August 2, 2003	26 Weeks Ended July 31, 2004
Components of net periodic benefit cost:
Service cost	$123	$158
Interest cost	315	290
Expected return on plan assets	(372)	(400)

Net periodic benefit cost	$66	$48

        On July 1, 2004 the Company funded and distributed the assets of its terminated non-qualified deferred compensation plan that had been assumed from the Limited. Such distribution resulted in cash payments to executive officers, of $2,075 out of a total $5,880 distributed.

5.    Long-Term Debt and Revolving Credit Facilities

        On March 16, 2004, the Company amended and restated its Credit Facility. The amended and restated Credit Facility consists of (i) a three-year $90,000 revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75,000), and (ii) a $75,000 term loan facility (the "Term loan"). The Term loan is due on the earlier of five years or upon the termination of the revolving Credit Facility.

        Revolving loans under the amended and restated credit facilities will bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 2.00% and 2.50% per year, or the Prime rate plus a margin of between 0.00% and 0.50% per year, in each case depending upon our financial performance. The Term loan will bear interest at a floating rate equal to the greater of 6.75% or the Eurodollar rate plus 5.50% per year. In addition, the lenders under the revolving Credit Facility will be paid a monthly fee on a portion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum depending upon the Company's financial performance.

        Maximum availability for loans and letters of credit accommodations under the amended and restated Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets, in addition to, restrictions on minimum earnings, liquidity, and coverage levels. The amended and restated Credit Facility contains certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases. The lenders have been granted a pledge of the common stock of Lerner New York Holding, Inc. and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and certain of its subsidiaries, as collateral for the Company's obligations under the amended and restated Credit Facility. In addition, New York & Company, Inc. and all of its subsidiaries have fully and unconditionally guaranteed the Credit Facility, and such guarantees are joint and several. The amended and restated Credit Facility contains restrictive covenants, limiting the payment of dividends to New York & Company, Inc. by its subsidiaries, determined by the Company's i) net income, (ii) liquidity, (iii) indebtedness, and (iv) a change in ownership of the Company.

        On March 16, 2004, the $75,000 term loan proceeds, along with $32,200 of cash on-hand were used to: (i) repurchase from the Seller the 10% Subordinated Note for $85,000, which includes $75,000 of principal and all accrued and unpaid interest, (ii) repurchase from the Seller their common stock purchase warrant to acquire 8,050,671 shares of the Company's common stock at $0.11 per share for $20,000, and (iii) pay $2,200 of fees and expenses associated with the transactions. Such fees represent financing fees paid primarily to the lenders and have been capitalized as deferred financing fees included in Other Assets on the Consolidated Balance Sheet, to be amortized over the life of the loan. In connection with the warrant repurchase, the Company entered into an agreement with the Seller, which provides, among other things, if a) on or before December 31, 2004, (i) the Company files a public offering of its Common Stock, or (ii) the Company is acquired and b) the related transaction value exceeds approximately $157,000, the Company shall pay to the Seller an amount in cash equal to approximately 6.38% of the implied equity value of the transaction over $157,000 minus $4,500. The Company measured the fair value of this obligation on March 16, 2004, and reported $16,271 as a reduction in Stockholders' Equity (deficit) and as an obligation included in Other Current Liabilities on the Consolidated Balance Sheet. All subsequent changes in fair value of the obligation will be reported in earnings and reported on the Consolidated Statement of Operations as a Loss on Derivative Instrument. During the twenty-six weeks ended July 31, 2004, the Company re-measured the fair value of the obligation, which resulted in a charge to earnings of $16,768.

        Unamortized deferred financing costs related to the 10% Subordinated Note in the amount of $352 were written-off and reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statements of Operations.

        On May 19, 2004, Lerner New York, Inc. entered into a new subordinated secured term loan facility with a third party consisting of a $75,000, five-year term loan. Amounts outstanding under the new credit facility bear interest at a rate equal to, at our option, the prime rate plus 5.75%, with a minimum of 9.75% or the applicable Eurodollar rate plus 7.50% with a minimum of 8.75%. The Company paid a closing fee of 1.6% at consummation and must pay a facility fee of 0.75% if the loan remains outstanding on November 19, 2004, and an additional 0.75% if the loan remains outstanding on June 30, 2005.

        The new credit facility contains certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases. The lenders have been granted a pledge of the capital stock of Lerner New York Holding, Inc. and its subsidiaries. The obligations under the new credit facility are secured by a security interest in the assets of Lerner New York, Inc. and one of its subsidiaries, junior in priority to the security interest granted to the lenders under the amended and restated Credit Facility and is fully and unconditionally guaranteed by New York & Company, Inc. and all other subsidiaries which are not borrowers under the facility, and such guarantees are joint and several.

        The new credit facility contains restrictive covenants, limiting the payment of dividends to New York & Company, Inc. by its subsidiaries, determined by the Company's i) net income, (ii) liquidity, (iii) indebtedness, and (iv) a change in ownership of the Company.

        On May 19, 2004, the $75,000 term loan proceeds were used to repurchase all but one share of the Company's $0.01 par value, non-voting, Series A redeemable preferred stock for $62,500, plus $12,500 of accrued and unpaid dividends. The remaining one share of preferred stock will be repurchased immediately prior to the consummation of this offering. The Company incurred $1,900 of fees and expenses related to the transaction.

        Prior to May 19, 2004, promissory notes made by certain members of the Company's senior management in the aggregated principal amount of $2,789 were issued in connection with these executives' purchase of the

Company's common and preferred stock. On May 19, 2004, all of these notes were repaid in conjunction with the closing of the Company's new credit facility and the repurchase of the Company's preferred stock.

6.    Recently Issued Accounting Standards

        In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, the Company adopted this statement in first quarter 2004 by recording accrued redeemable preferred stock dividends as an expense in the Consolidated Statement of Operations and as a liability in the Consolidated Balance Sheet.

        In December 2003, the FASB issued SFAS No. 132 (Revised), "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132-R"). SFAS 132-R retains disclosure requirements of the original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on the Company's consolidated financial statements.

        In March 2004, the FASB published an Exposure Draft, "Share-Based Payment, an amendment of FASB Statement No. 123 and 95." Under this FASB proposal, all forms of share-based payment to employees, including employee stock options, would be treated as compensation and recognized in the Consolidated Statement of Operations. This proposed statement would be effective for fiscal years beginning after December 15, 2004. The Company currently accounts for stock options under SFAS 123.

7.    Product Sales

        The Company operates in one business segment. Sales by product are as follows:

	26 Weeks Ended August 2, 2003	26 Weeks Ended July 31, 2004
Product Sales
Women's Apparel Net Sales	$385,394	$427,115
Women's Accessories Net Sales	51,066	67,804

Total Company Net Sales	$436,460	$494,919

	26 Weeks Ended August 2, 2003	26 Weeks Ended July 31, 2004
Product Sales Percentage of Total Net Sales
Women's Apparel	88.3%	86.3%
Women's Accessories	11.7%	13.7%

Total Company	100.0%	100.0%

        Until October 31, 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Overview
Recent Developments
Company Information
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Relating to Our Business
Risks Related to this Offering
ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Product Mix
Store Count by State
MANAGEMENT
Summary Compensation Table
Aggregated Option Exercises During Last Fiscal Year and Fiscal Year End Option Values
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
New York & Company, Inc. and Subsidiaries Consolidated Financial Statements
Index to Financial Statements
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
New York & Company, Inc. and Subsidiaries Consolidated Balance Sheets (Amounts in thousands, except share and per share amounts)
New York & Company Inc. and Subsidiaries Consolidated Statements of Operations (Amounts in thousands, except share and per share amounts)
New York & Company, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity (Deficit) (Amounts in thousands, except share and per share amounts)
New York & Company, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Amounts in thousands, except share and per share amounts)
New York & Company, Inc. Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) January 31, 2004
New York & Company, Inc. Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) January 31, 2004
New York & Company, Inc. Notes to Consolidated Financial Statements (Amounts in thousands, except share and per share amounts) January 31, 2004
New York & Company, Inc. and Subsidiaries Consolidated Balance Sheets (Unaudited) (Amounts in thousands, except share and per share amounts)
New York & Company, Inc. and Subsidiaries Consolidated Statements of Operations (Unaudited) (Amounts in thousands, except share and per share amounts)
New York & Company, Inc. and Subsidiaries Consolidated Statement of Stockholders' Equity (Deficit) (Unaudited) (Amounts in thousands, except share amounts)
New York & Company, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Unaudited) (Amounts in thousands, except share amounts)
New York & Company, Inc. Notes to Consolidated Financial Statements (Unaudited) (Dollars in thousands, except share and per share amounts) July 31, 2004